As confidentially submitted to the U.S. Securities and Exchange Commission on May 18, 2026. This Amendment No. 3 to the draft registration statement has not been publicly filed with the U.S. Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-1

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

IMC RARE EARTHS LTD
(Exact Name of Registrant as Specified in Its Charter)

Cayman Islands	1000	N/A
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

Avenida Paulista, 1765, 7th Floor
São Paulo, São Paulo, 0311-930, Brazil
+55 (84) 99173-2523
(Address and Telephone Number of Registrant’s Principal Executive Offices)

Puglisi & Associates
850 Library Avenue, Suite 204
Newark, Delaware 19711
302-738-6680
(Name, Address, and Telephone Number of Agent for Service)

Copies to:

Robert D. Giannattasio, Esq. Eric Scarazzo, Esq. Gibson, Dunn & Crutcher LLP 200 Park Avenue New York, NY 10166 Tel: (212) 351-4000	Lawrence S. Venick, Esq. Loeb & Loeb LLP 10100 Santa Monica Blvd Los Angeles, CA 90067 Tel: (310) 728-5129

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this registration statement shall become effective on such date as the U.S. Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

EXPLANATORY NOTE

This registration statement contains two prospectuses, as set forth below.

●	Public Offering Prospectus: A prospectus to be used for the initial public offering by the Registrant of up to ordinary shares (the “Public Offering Prospectus”) through the underwriter named on the cover page of the Public Offering Prospectus.
●	Resale Prospectus: A prospectus to be used for the resale by our existing shareholder, St. James Place Limited (the “Resale Shareholder”) of ordinary shares in aggregate (the “Resale Prospectus”).

The Resale Prospectus is substantively identical to the Public Offering Prospectus, except for the following principal points:

●	they contain different front covers;
●	they contain different “The Offering” sections;
●	all references in the Public Offering Prospectus to “this offering” will be changed to “the IPO,” defined as the underwritten initial public offering of our ordinary shares, in the Resale Prospectus;
●	all references in the Public Offering Prospectus to “underwriters” will be changed to “underwriters of the IPO” in the Resale Prospectus;
●	they contain different “Use of Proceeds” sections;
●	a “Resale Shareholder” section is included in the Resale Prospectus;
●	the “Underwriting” section from the Public Offering Prospectus is deleted from the Resale Prospectus and a “Plan of Distribution” section is inserted in its place;
●	the section “Ordinary Shares Eligible for Future Resale—Resale Prospectus” from the Public Offering Prospectus is deleted from the Resale Prospectus;
●	the “Legal Matters” section in the Resale Prospectus deletes the reference to counsel for the underwriters; and
●	they contain different back covers.

The registrant has included in this registration statement a set of alternate pages after the back cover page of the Public Offering Prospectus (the “Alternate Pages”), to reflect the foregoing differences in the Resale Prospectus as compared to the Public Offering Prospectus. The Public Offering Prospectus will exclude the Alternate Pages and will be used for the initial public offering by the registrant. The Resale Prospectus will be substantively identical to the Public Offering Prospectus except for the addition or substitution of the Alternate Pages and will be used for the resale offering by the Resale Shareholder.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the U.S. Securities and Exchange Commission is declared effective. This preliminary prospectus is not an offer to sell, nor does it seek an offer to buy, these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED            , 2026

PRELIMINARY PROSPECTUS

Ordinary Shares

This is an initial public offering of ordinary shares of IMC Rare Earths Ltd. We are offering        ordinary shares, par value $0.0001 (the “ordinary shares”). The Resale Shareholder (as defined herein) is offering an additional             ordinary shares. We will not receive any of the proceeds from the sale of the ordinary shares by the Resale Shareholder.

Currently, no public market exists for the ordinary shares. We currently expect the public offering price for our ordinary shares to be between       $ and      $ per ordinary share.

We intend to apply to list our ordinary shares on the NYSE American (the “NYSE American”) under the symbol “IMC”.

The ordinary shares registered for resale as part of the Resale Prospectus, once registered, will constitute a considerable percentage of our public float. The sales of a substantial number of registered shares could result in a significant decline in the public trading price of our ordinary shares and could impair our ability to raise capital through the sale or issuance of additional ordinary shares. We are unable to predict the effect that such sales may have on the prevailing market price of our ordinary shares. Despite any potential decline in the public trading price of our ordinary shares, the Resale Shareholder may still experience a positive rate of return on its ordinary shares due to the lower price that it acquired the ordinary shares for compared to other public investors, and may be incentivized to sell its ordinary shares when others are not. See “Risk Factors—Risks Related to Investing in Our Ordinary Shares—Future sales of ordinary shares by existing shareholders, including sales pursuant to the Resale Prospectus, may adversely affect the market price of our ordinary shares.”

We are an “emerging growth company” and a “foreign private issuer” as defined under the U.S. federal securities laws and, as such, have elected to comply with certain reduced public company reporting requirements for this prospectus and may elect to do so in future filings. Upon completion of this offering, Francesco Scolaro, our Chief Executive Officer and Chair, and entities affiliated with Mr. Scolaro will control approximately 58.2% of the voting power of our outstanding ordinary shares. As a result, we are considered a “controlled company” within the meaning of the corporate governance standards of the NYSE American. Under these rules, we may elect not to comply with certain corporate governance requirements applicable to most companies listed on the NYSE American. In such case, you will not have the same protections afforded to shareholders of companies that are subject to all of these corporate governance requirements. See “Management—Controlled Company Status” and “Risk Factors—Risks Related to Being a Public Company—We are currently a “controlled company” and, as a result, qualify for and could rely on exemptions from certain corporate governance requirements.”

Investing in our ordinary shares involves risks. See “Risk Factors” beginning on page 15 of this prospectus.

	Per Ordinary Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds, before expenses, to us	$	$

(1) See “Underwriting” for a description of all compensation payable to the underwriters.

We have granted the underwriters an option for a period of 45 days from the closing of this offering to purchase up to additional ordinary shares to cover over-allotments, if any, at the initial public offering price, less underwriting discounts and commissions.

Neither the U.S. Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the ordinary shares against payment in New York, New York on or about     , 2026.

The date of this prospectus is       , 2026.

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Neither we nor the underwriters have authorized anyone to provide any information or to make any representations other than the information contained in this prospectus, any amendment or supplement to this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we may have referred you. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We and the underwriters have not authorized any other person to provide you with different or additional information. Neither we nor the underwriters are making an offer to sell the ordinary shares in any jurisdiction where the offer or sale is not permitted. This offering is being made in the United States and elsewhere solely on the basis of the information contained in this prospectus. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus, regardless of the time of delivery of this prospectus or any sale of the ordinary shares. Our business, financial condition, results of operations and prospects may have changed since the date on the front cover of this prospectus. This prospectus is not an offer to sell or the solicitation of an offer to buy these ordinary shares in any circumstances under which such offer or solicitation is unlawful.

For investors outside the United States: Neither we nor the underwriters have done anything that would permit this offering or the possession or distribution of this prospectus in any jurisdiction where action for those purposes is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, this offering of ordinary shares and the distribution of this prospectus outside the United States.

Under the rules of the SEC, we are currently eligible for treatment as a “foreign private issuer.” As a foreign private issuer, we will not be required to file periodic reports and financial statements with the SEC as frequently or as promptly as domestic registrants whose securities are registered under the Exchange Act of 1934, as amended (“Exchange Act”), and will be exempt from certain other SEC rules applicable to domestic registrants. Moreover, a number of our directors and executive officers are not residents of the United States, and all or a substantial portion of the assets of such persons are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon us or upon such persons or to enforce against them judgments obtained in U.S. courts, including judgments in actions predicated upon the civil liability provisions of the federal or state securities laws of the United States. We have been advised by our legal counsel in the Cayman Islands that it is uncertain as to whether the courts of the Cayman Islands would entertain original actions based on U.S. federal or state securities laws or enforce judgments from U.S. courts against us or our officers and directors which originated from actions alleging civil liability under U.S. federal or state securities laws. See “Enforcement of Civil Liabilities” for additional information.

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ABOUT THIS PROSPECTUS

As used in this prospectus, unless the context otherwise requires or otherwise states, references to “IMC”, the “Company”, “we”, “us”, “our” and similar references refer to IMC Rare Earths Ltd, an exempted company incorporated in the Cayman Islands, and its subsidiaries.

Trademarks and Service Marks

We own or have rights to various trademarks, service marks and trade names that we use in connection with the operation of our business. This prospectus may also contain trademarks, service marks and trade names of third parties, which are the property of their respective owners. Our use or display of a third party’s trademarks, service marks, trade names or products in this prospectus is not intended to and does not imply a relationship with, or endorsement or sponsorship by, us. Solely for convenience, the trademarks, service marks and trade names referred to in this prospectus may appear without the ®, TM or SM symbols, but the omission of such references is not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable licensor to these trademarks, service marks and trade names.

Financial Information

Our audited consolidated financial statements were prepared in accordance with International Financial Reporting Standards (which we refer to as “IFRS”), as issued by the International Accounting Standards Board (which we refer to as the “IASB”), and audited in accordance with auditing standards generally accepted in the United States of America established by the Public Company Accounting Oversight Board (which we refer to as the “PCAOB”).

Our fiscal year ends on March 31 of each year as does our reporting year. Therefore, any references to 2026 and 2025 are references to the fiscal and reporting years ended March 31, 2026 and March 31, 2025, respectively. See Note 2 to our audited consolidated financial statements as of and for the years ended March 31, 2026 and 2025 for a discussion of the basis of preparation of our financial statements.

Our Company’s functional currency and reporting currency is the U.S. dollar, the legal currency of the United States (“USD”, “US$” or “$”).

Rounding

Certain figures and some percentages included in this prospectus have been subject to rounding adjustments. Accordingly, the totals included in certain tables contained in this prospectus may not correspond to the arithmetic aggregation of the figures or percentages that precede them.

Mineral Disclosure

As used in this prospectus, references to the “Technical Report” are to the Technical Report, dated March 27, 2026, relating to the Itarantim Project, our rare earth mining project located in the States of Bahia and Minas Gerais, Brazil (the “Itarantim Project”). The Technical Report was prepared by ERM Australia Consultants Pty Ltd (“ERM”) in accordance with the requirements of subpart 1300 of Regulation S-K—Disclosure by Registrants Engaged in Mining Operations (“S-K 1300”) under the Securities Act of 1933, as amended (the “Securities Act”), which governs disclosure for registrants with material mining operations. ERM is an independent qualified person under S-K 1300, and is not affiliated with IMC Rare Earths Ltd or another entity that has an ownership interest in the property that is the subject of the Technical Report.

A summary of the Technical Report is included as Exhibit 96.1 to our registration statement of which this prospectus forms a part.

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Market and Industry Data

This prospectus contains references to market data and industry forecasts and projections, which were obtained or derived from publicly available information, reports of governmental agencies, market research reports, and industry publications and surveys. These sources generally state that the information contained therein has been obtained from sources believed to be reliable, but that the accuracy and completeness of that information is not guaranteed. Although we believe such information to be accurate, we have not independently verified the data from these sources. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and additional uncertainties and risks regarding the other forward-looking statements in this prospectus due to a variety of factors, including those described in the sections entitled “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors” and elsewhere in this prospectus. These and other factors could cause results to differ materially from those expressed in the forecasts and projections.

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GLOSSARY

Abbreviations

In this prospectus, the following abbreviations are used to express elements:

Abbreviation	Meaning
“Dy”	dysprosium
“Nd”	neodymium
“Pr”	praseodymium
“Tb”	terbium

In this prospectus, the following abbreviations are used to express units of measurement:

Abbreviation	Meaning
“km”	kilometers
“km2”	square kilometers
“ppm”	parts per million
“MT”	metric tonnes
“Mt”	million tonnes

Technical Terms

This prospectus utilizes the following defined terms:

The term “heavy rare earth oxides” or “HREO” means oxidized compounds composed of heavier rare earth elements exhibiting high density, magnetic strength and stability.

The term “ionic adsorbed clay” or “IAC” means ionic adsorbed clay deposits, and the term “ionic adsorption deposits” or “IAD” means ionic adsorption deposits in general.

The term “indicated mineral resource” or “indicated resource” under S-K 1300 means that part of a mineral resource for which quantity and grade or quality are estimated on the basis of adequate geological evidence and sampling. The level of geological certainty associated with an indicated mineral resource is sufficient to allow a qualified person to apply modifying factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Because an indicated mineral resource has a lower level of confidence than the level of confidence of a measured mineral resource, an indicated mineral resource may only be converted to a probable mineral reserve.

The term “inferred mineral resource” or “inferred resource” under S-K 1300 means that part of a mineral resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. The level of geological uncertainty associated with an inferred mineral resource is too high to apply relevant technical and economic factors likely to influence the prospects of economic extraction in a manner useful for evaluation of economic viability. Because an inferred mineral resource has the lowest level of geological confidence of all mineral resources, which prevents the application of the modifying factors in a manner useful for evaluation of economic viability, an inferred mineral resource may not be considered when assessing the economic viability of a mining project, and may not be converted to a mineral reserve.

The term “measured mineral resource” under S-K 1300 means that part of a mineral resource for which quantity and grade or quality are estimated on the basis of conclusive geological evidence and sampling. The level of geological certainty associated with a measured mineral resource is sufficient to allow a qualified person to apply modifying factors, as defined in this section, in sufficient detail to support detailed mine planning and final evaluation of the economic viability of the deposit. Because a measured mineral resource has a higher level of confidence than the level of confidence of either an indicated mineral resource or an inferred mineral resource, a measured mineral resource may be converted to a proven mineral reserve or to a probable mineral reserve.

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The term “mineral reserve” under S-K 1300 means an estimate of tonnage and grade or quality of indicated and measured mineral resources that, in the opinion of the qualified person, can be the basis of an economically viable project. More specifically, it is the economically mineable part of a measured or indicated mineral resource, which includes diluting materials and allowances for losses that may occur when the material is mined or extracted.

The term “mineral resource” under S-K 1300 means a concentration or occurrence of material of economic interest in or on the Earth’s crust in such form, grade or quality, and quantity that there are reasonable prospects for economic extraction. A mineral resource is a reasonable estimate of mineralization, taking into account relevant factors such as cut-off grade, likely mining dimensions, location or continuity, that, with the assumed and justifiable technical and economic conditions, is likely to, in whole or in part, become economically extractable. It is not merely an inventory of all mineralization drilled or sampled.

The term “light rare earth oxides” or “LREO” means oxidized compounds composed of rare earth elements that have lower atomic numbers.

The term “magnet rare earth elements” or “MREE” means rare earth elements that exhibit strong magnetic properties.

The term “magnetic rare earth oxides” or “MREO” means magnetic rare earth oxides, which are oxidized compounds composed of rare earth elements that exhibit strong magnetic properties.

The term “Neoproterozoic Itabuna Intrusive Suite” means the group of igneous rocks formed in connection with changes to the São Francisco terrane during the Neoproterozoic era.

The term “probable mineral reserve” under S-K 1300 means the economically mineable part of an indicated and, in some cases, a measured mineral resource.

The term “proven mineral reserve” under S-K 1300 means the economically mineable part of a measured mineral resource and can only result from conversion of a measured mineral resource.

The term “REE” means rare earth elements.

The term “rare earth oxides” or “REO” means oxidized compounds composed of rare earth elements.

The term “total rare earth oxides” or “TREO” means the sum of all rare earth elements in a given sample or deposit, expressed in their oxide form.

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus includes forward-looking statements about us and our industry that involve substantial risks and uncertainties. All statements, other than historical facts, in this prospectus are forward-looking statements. Forward-looking statements can be identified by the use of forward-looking terminology, including the terms “believe,” “estimate,” “anticipate,” “expect,” “seek,” “project,” “intend,” “plan,” “may,” “will,” “should,” “could,” “would,” “expect,” “intends,” “potential,” “aim,” “assume,” “forecast,” “guidance,” “may,” “ongoing,” “predict” or “target,” in each case, their negative or other variations or comparable terminology, but the absence of these words does not necessarily mean that a statement is not forward-looking. Such forward-looking statements appear in a number of places throughout this prospectus and include statements regarding our opinions, expectations, beliefs, plans, objectives, assumptions or projections concerning our mineral resources estimates, exploration and development of the Itarantim Project, anticipated results and progress of our operations, results of operations, financial condition, liquidity, prospects, growth, strategies and the markets in which the Company operates or intends to operate. You are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks, uncertainties and other important factors, which, if they were to ever materialize or prove incorrect, could cause the results of the Company to differ materially from those expressed or implied by such forward-looking statements. You should evaluate all forward-looking statements made in this prospectus in the context of these risks, uncertainties and other factors. Potential risks, uncertainties and other factors include those set forth under “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and elsewhere in this prospectus, including without limitation:

●	the economic viability of the Itarantim Project;
●	the need for significant capital resources for the development of the Itarantim Project;
●	our ability to successfully begin and sustain mining operations at the Itarantim Project;
●	our ability to manage our development, growth and operating expenses;
●	our lack of operating history on which to judge our business prospects and management;
●	the availability of suitable infrastructure and labor;
●	delays or failures in the performance of the third parties on which we rely;
●	our ability to obtain the necessary permits and licenses for the Itarantim Project, including that, once obtained, such permits and licenses may be suspended, terminated or not renewed by governmental authorities;
●	outbreaks, epidemics or pandemics;
●	mining industry operational risk;
●	severe adverse weather conditions;
●	reputational harm, including as a result of the actual or perceived occurrence of any number of events;
●	our relationships with local communities and other stakeholders;
●	changes in environmental and mining laws, regulations and other legislation;
●	the prices of or demand for rare earth elements; and
●	an adverse change in trade relations between the U.S. and Brazil.

We caution you that the risks, uncertainties and other factors referred to above and elsewhere in this prospectus may not contain all of the risks, uncertainties and other factors that may affect our future results and operations. Moreover, new risks will emerge from time to time. It is not possible for us to predict all risks. All forward-looking statements in this prospectus are based upon our current expectations and various assumptions and apply only as of the date made and are expressly qualified in their entirety by the cautionary statements included in this prospectus. In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information.

Except as required by law, we disclaim any intent to publicly update or revise any forward-looking statements to reflect subsequent events or circumstances.

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PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus and does not contain all of the information that you should consider before deciding to invest in our ordinary shares. You should read the entire prospectus carefully, including the sections titled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our financial statements and the related notes included elsewhere in this prospectus, before making a decision to invest in our ordinary shares. Some of the statements in this summary constitute forward-looking statements; see the section titled “Cautionary Note Regarding Forward-Looking Statements.”

Overview

We are a mineral exploration and development company, and our main rare earth element (or “REE”) project is the Itarantim Project located in the States of Bahia and Minas Gerais, Brazil. Drilling on this ionic adsorbed clay (“IAC”) REE deposit has identified a mineral resource of 1.1 billion MT with an average grade of 1,233 ppm total rare earth oxides (“TREO”). We have no operating revenues and do not anticipate generating revenues for the foreseeable future. We were incorporated on September 19, 2025 in the Cayman Islands as IMC Rare Earths Ltd.

We are developing rare earth mining projects in Brazil with a focus on exploration, development and long-term supply of certain REEs. We are seeking to establish one of the largest high-grade magnet rare earth element (or “MREE”) deposits outside of China and Myanmar, with the ability to supply to rare earth metal markets in the United States and Europe. Based on our exploration results to date, we believe we have the potential to integrate the Itarantim Project into an emerging U.S. rare earth supply chain by supplying our target markets’ growing demand for MREOs.

Magnet Rare Earths Overview

REE are essential inputs for advanced technologies that enable and power modern innovation in transportation systems, consumer electronics, renewable energy infrastructure and industrial automation. The so-called MREEs—primarily neodymium (“Nd”), praseodymium (“Pr” and, together with Nd, “NdPr”), dysprosium (“Dy”) and terbium (“Tb” and, together with Dy, “DyTb”)—are critical for manufacturing high-performance permanent magnets used in advanced technologies, including semiconductors, drones, military targeting systems, electric vehicles, wind turbines and other advanced electronics, such as smart phones, computer hard drives, data center components, robotics and automation and data storage.

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Heavy Rare Earths

DyTb plays a critical role in improving the thermal stability and magnetic coercivity of permanent magnets. These properties enable magnets to maintain their strength even at elevated temperatures, which is important for applications that operate in high-heat environments. DyTb enhances a magnet’s ability to withstand thermal stress, which allows for enhanced efficiency and durability of the applications that utilize the magnet.

Dy is primarily used in high-performance permanent magnets, especially those found in electric vehicle motors, wind turbine generators and industrial robotics. Dy enhances magnetic coercivity, enabling magnets to retain their strength at high temperatures, which makes Dy important in applications where heat resistance and long-term performance are critical.

Tb is used in smaller amounts within permanent magnets to further improve thermal stability and magnetic strength under significantly stressful conditions. Tb is also used in solid-state devices, fluorescent lighting and as a green phosphor in display technologies. Its ability to modulate magnetic and optical properties makes it a versatile material in advanced electronics and clean energy systems.

Light Rare Earths

NdPr is highly valued for its use in generating strong magnetic fields and high energy densities within permanent magnets. NdPr is primarily used in neodymium-iron-boron (“NdFeB”) permanent magnets for electric machines such as EV traction motors, wind power generators, drones, robotics, electronics and a growing list of other applications. NdPr enables high magnetic performance with excellent efficiency, which is fundamental to the operation of clean energy technologies and advanced industrial applications.

Nd is used in high-performance permanent magnets, such as NdFeB magnets, which are widely used in electric vehicles, wind turbines, and a range of consumer electronics. Nd provides exceptionally high magnetic strength, allowing for miniaturization and improved efficiency of devices that rely on magnetic components. In addition to magnets, Nd is used in specialty optics and lasers, where its electronic transitions are harnessed to generate coherent light for industrial and medical applications.

Pr is primarily used in combination with Nd in magnet production to enhance thermal stability and reduce material costs, while maintaining strong magnetic performance. Pr also improves the resistance of magnets to demagnetization at elevated temperatures, contributing to overall durability. Beyond its role in magnets, Pr is utilized as a colorant in glass and ceramics and in certain high-temperature alloys, where it enhances mechanical strength and oxidation resistance.

Market Opportunity for Magnet Rare Earths

According to Adamas Intelligence Inc., total magnet-related rare earth oxide (“REO”) demand is forecasted to increase at a CAGR of 8.4% by 2040, with prices projected to increase at CAGRs of 4.0% to 5.5% over the same period (Adamas Intelligence Inc., Global market for magnet rare earth oxides to increase 7-fold by 2040 (January 2026)). Rare earth materials are used in a diverse array of end markets, including electric vehicles, robotics, renewable energy generation and storage, consumer products, medical devices and defense systems.

The global transition to clean energy and advanced technology is fueling an unprecedented surge in demand for magnet rare earths, particularly Dy and Tb, elements critical to electric vehicles, wind turbines, and defense systems. As China continues to dominate over 90% of rare earth refining capacity, Western markets are urgently seeking secure, sustainable supply alternatives. We believe we are uniquely positioned to fill this gap by offering significant and high-grade resources and simple, low-cost extraction, delivering both economic and environmental advantages that we believe few competitors can match. Supported by strong local infrastructure, a stable regulatory environment, and advanced discussions for U.S.-based processing partnerships, we are poised to become a cornerstone supplier to Western supply chains. We believe that this combination of resource quality, timing, and strategic alignment provides us with a compelling opportunity to lead the next generation of rare earth production.

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Our Strategy

Our strategy is to develop into a globally significant, sustainable supplier of high-value MREEs, particularly Dy and Tb, by advancing our flagship Itarantim Project in the States of Bahia and Minas Gerais, Brazil. We are focused on rapidly de-risking the project through a staged exploration and development approach, targeting high-grade MREO domains delineated by drilling. By prioritizing environmentally responsible ionic-adsorption clay extraction methods, operating in an ideal mining jurisdiction, and leveraging Brazil’s strategic position between Eastern and Western markets, we aim to establish a reliable Western source of critical rare earths. Over the longer term, our strategy extends beyond mining to the creation of a vertically integrated, closed-loop rare earth supply chain in Brazil, encompassing carbonate and oxide production, separation, and ultimately permanent magnet manufacturing, supporting global energy transition and advanced technology markets.

Exploration Plans. To date, our exploration of the Itarantim Project has only covered a small portion of the licensed area. Over the next two years, we plan to conduct further exploration activities at the Itarantim Project, including geological and geophysical surveys, drilling, sampling, assaying and technical and metallurgical studies, to advance the evaluation of the project’s mineral resources, with the goal of converting the Itarantim Project to a development stage property. In particular, we plan to drill an additional 175 holes to delineate both an increase in TREO and contained MREO into the inferred category. Our goal for additional resource definition drilling at the Itarantim Project is to delineate a further 650 MT of TREO and an additional 200 MT of high-grade resource within existing and new MREO domains. We may in the future evaluate and acquire additional interests in REE development and exploration projects.

Development Plans. Our development plan is a staged, conservative strategy designed to rapidly advance the Itarantim Project from exploration into development and long-term production while minimizing capital intensity and technical risk. We plan to undertake detailed metallurgical testing and other technical studies, supported by field trials and pilot plant testing targeting high-grade MREO domains, to optimize the metallurgy and validation of operating costs, with the completion of permitting and technical studies. Our development approach will leverage near-surface, free-dig mining, proven ionic adsorption clay processing, modular plant design, and progressive rehabilitation, that we believe will allow for flexible expansion, strong ESG performance, and a clear pathway to downstream integration and future value growth.

Strategic Partnerships. We view strategic partnerships as a key pillar in accelerating development, reducing execution risk, and building long-term value from the Itarantim Project. We intend to collaborate with established third-party refiners for early-stage processing of mixed rare earth carbonate, enabling near-term market access while minimizing capital intensity. We are also pursuing relationships with downstream end-users, magnet manufacturers, and government-supported critical minerals initiatives in Western markets to support offtake, supply chain security, and future vertical integration. In parallel, technical partnerships with specialist processing groups and research institutions will be sought to optimize ionic adsorption clay REE extraction, in-situ recovery techniques, and environmentally responsible processing. Together, these partnerships are designed to support our evolution into a reliable, Western supplier of high-value MREE within diversified global supply chains.

Our Competitive Strengths

Compelling Value Proposition with Potential for Expansion. The Itarantim Project contains an estimated 1.1 billion tons of inferred mineral resources, based on a cut-off grade of 650 ppm TREO. The deposit hosts critical rare earth elements, including NdPr and DyTb, which are essential inputs for high-performance permanent magnets and other advanced technologies. Given the limited exploration conducted to date, we believe there is significant potential to expand the known resource base through additional drilling and exploration activities. The Itarantim Project positions us to capture the growing demand for strategically important rare earth elements and to strengthen our presence in the global supply chain.

Strategic Location with Established Infrastructure. Brazil is an ideal mining jurisdiction that boasts a stable regulatory framework, strong mining investment support, and Mercosur trade benefits. Brazil’s geographic position also provides a strategic advantage, with proximity to key U.S. and European markets relative to the current primary sources of REE supply, supporting shorter logistics chains and more resilient delivery routes. The Itarantim Project is situated near and on the border of the States of Bahia and Minas Gerais, a region with well-developed infrastructure, including established transportation networks, power and water utilities, and an experienced local workforce with deep mining expertise. The area is already home to several large-scale mining operations, and we believe that its existing infrastructure will be an asset as we scale up our operations. This combination of favorable jurisdictional conditions and robust regional infrastructure positions us to efficiently advance project development and ultimately support the supply of REE to global markets.

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Use of Lower Cost Mining Methods that Result in Reduced Environmental Impact. If we are able to advance the Itarantim Project to the development stage, we intend to leverage simple, low-cost mining and extraction methods, with scalable leaching and processing methods that offer competitive operating advantages over conventional hard-rock rare earth projects. Such mining methods are possible because the Itarantim Project is an ionic adsorption clay deposit in which REEs are loosely bound to clay particles within the near-surface regolith. The deposit occurs at the surface and extends to depths of 30 meters or more, and can be mined without the need for drill and blast operations, expensive crushing, milling, or energy-intensive mining methods associated with traditional hard-rock rare earth projects. We expect to be able to extract REEs from the Itarantim Project in a cost-efficient manner that enables high leachable recovery rates and REE grades. In parallel, we are evaluating opportunities to integrate downstream separation and purification technologies designed to produce higher-value, separated oxides into our development plans. Moreover, using leach mining to extract our REEs is expected to avoid large-scale rock excavation and blasting, require less energy and minimize waste, which is expected to reduce health and safety risk and environmental impact.

Market Potential Supported by Demand. The MREE market is entering a dynamic growth phase driven by increased demand for electric vehicles, renewable energy systems, electronics and advanced defense technologies. This demand trend is underpinned by an undersupply of MREOs in U.S. and European markets, and China accounting for approximately 60% of the world’s mined rare earth output and over 90% of the world’s rare earth refining capacity. However, recent discussions in the United States and European Union around stockpiling and diversifying sources of REEs have intensified as geopolitical tensions with China, including China’s recent restrictions on rare earth exports, have accelerated efforts to reduce reliance on China as a source of REEs. According to S&P Global, China’s export controls have driven up prices for REEs, underscoring a tightening supply amid global efforts to diversify away from China (S&P Global, Rare earth supply bottlenecks set to persist in 2026 (January 2026)). We aim to position ourselves as a reliable supplier of critical rare earth materials to Western markets. With rising prices of MREOs and Western governments prioritizing secure critical mineral supply, we believe the Itarantim Project has the potential to become a key source of MREOs in the evolving global rare earths value chain.

The Itarantim Project

The following information is condensed and extracted from our Technical Report, which is filed as an exhibit to the registration statement of which this prospectus forms a part. You should refer to the full text of the Technical Report for further information regarding the Itarantim Project.

Project Description, Location and Access

The Itarantim Project is an IAC REE exploration project located in the States of Bahia and Minas Gerais, northeastern Brazil, approximately 10 km west of the town of Itarantim. The Itarantim Project is centered at approximately 15°41′ S latitude and 40°09′ W longitude (WGS 84).

The project consists of 27 mining exploration licenses, the so-called “Alvará de Pesquisa” (which we refer to as our “Research Permits”), covering approximately 111,700 acres (452 km²), all held by Niobium Brazil Importação e Exportação Ltda., a wholly owned subsidiary of IMC. All licenses are in good standing with expiry dates between the date of this prospectus and December 2028, provided that several Research Permits due to expire in January 2026 were renewed to December 2028. The Research Permits are renewable for up to the same initial period.

Access to the property is via sealed highways from Vitória da Conquista to Itarantim (approximately two hours travel time by road), followed by unsealed rural roads leading directly into the license areas. The Research Permits grant the right to access the land for which the permits cover. The right to access the land does not confer control or economic benefits. The regional infrastructure is well developed, with power, fuel, and supplies available locally. The nearest airport is located in Vitória da Conquista (110 km northwest), and major ports at Salvador (350 km northeast), as well as a planned deep-water port at Porto Sul (150 km northeast), provide potential export routes. Basic electricity supply is available to the Itarantim Project via the State electrical grid and water supply is readily available via local sources including local storage facilities and water bores. There is a reliable labor source locally in Itarantim and adjacent locales. Bahia State is located adjacent to the State of Minas Gerais, an established mining jurisdiction in Brazil, and therefore experienced mining personnel should be easily sourced for future mining activities from this region.

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The surrounding area is characterized by moderately rugged topography with elevations ranging from low-lying grasslands to granite ridges. A lateritic regolith, locally up to 30 meters thick, has developed over alkaline granite bedrock and forms the principal host for the REE mineralization. The area experiences a tropical climate with seasonal rainfall and temperatures that are warm to hot year-round. Cattle ranching is the dominant land use, and vegetation is mostly grass and shrubland.

The following map sets forth the location of the Itarantim Project:

45°0.0'W
40°0.0'W
35°0.0'W
Recife
Maceio
Aracaju
10°0.0'S
15°0.0'S
Luis Eduardo Magalhaes
Feira de Santana
Bahia
Salvador
Jequie
Vitoria da Conquista
Ilheus
Itarantim
Minacu
Niquelandia
Brasilia
Goiania
Teofilo Otoni
LEGEND
Brazil State Boundary
State Boundary
State Capital
Infrastructure
Airport
International
Domestic
Port
Main Town
Main Road
Railway
0
250
500 km
IMC RARE EARTHS LTD
ITARANTIM REE PROJECT

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The following map sets forth the tenure of the Itarantim Project:

360000E
40°15.00'W
380000E
40°0.00'W
400000E
N
Bahia
871645.2022
871657.2022
871646.2022
870456.2023
871669.2022
871659.2022
871653.2022
871336.2022
870428.2023
870429.2023
871667.2022
871663.2022
Bahia
870422.2023
870423.2023
870424.2023
870443.2023
870444.2023
870427.2023
831796.2022
870460.2023
870461.2023
871341.2022
871339.2022
870462.2023
871342.2022
870463.2023
830951.2023
0
5
10
15 km
IMC RARE EARTHS LTD
PROJECT LOCATION
8260000N
15°45.00'S
8240000N

Geological Setting, Mineralization and Deposit Types

Geological Setting

The Itarantim Project lies within the São Franciscan Craton and is underlain by the Itarantim Alkaline Granite Complex, part of the Neoproterozoic Itabuna Intrusive Suite. The complex comprises a series of alkaline granites, syenites and nepheline syenites, with localized aegirine- and biotite-bearing phases. These intrusions form part of a regional belt of alkaline and carbonatitic rocks known to host REE and niobium mineralization elsewhere in the States of Bahia and Minas Gerais.

Weathering of the Itarantim Complex under tropical conditions has produced an extensive regolith profile of lateritic soils, saprolite, and saprock, generally 4–30 meters thick. The regolith is the principal host to REE mineralization at the project.

Mineralization and Deposit Types

The REE mineralization at the Itarantim Project occurs as a regolith-hosted IAC deposit, similar in style to deposits mined in southern China and Myanmar. REEs are predominantly adsorbed onto fine-grained clay minerals, mainly kaolinite and halloysite, within the saprolite horizon (Chemical Index of Alteration 65–95 percent).

Analytical results indicate total rare earth oxide (TREO) grades of 500 ppm to 3,000 ppm, with 60–90 percent of REEs ionically adsorbed onto clays and therefore recoverable through mild inorganic salt leaching. The mineralization exhibits a distinct negative cerium anomaly typical of IAC systems derived from the weathering of monazite-bearing granites. The deposit is enriched in light and magnet REEs (Nd, Pr, Dy, Tb), key elements in high-performance permanent magnets.

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Drilling

Between 2023 and 2025, we have completed a total of 532 machine-auger drillholes, comprising approximately 7,080 meters of drilling, across five contiguous resource blocks (A through E). Drilling was undertaken under the supervision of Cacto Geologia Mineração e Meio Ambiente Ltda., following documented standard operating procedures.

Each hole was drilled vertically, typically to depths of 10–20 meters, with 1 m sample intervals. Sample recovery averaged nearly 100 percent, and each interval was logged in detail for color, grain size and mineralogy. Samples were sealed, weighed, and dispatched to accredited laboratories for analysis. Drill collars were surveyed using RTK GPS and registered to high-resolution LiDAR topography.

The auger drilling confirmed continuous mineralization across multiple blocks, with TREO grades and leach recoveries consistent between holes and mineralization remaining open laterally and at depth. No prior exploration activities for any mineral commodity are known to have occurred on the Itarantim Project. Drilling for water resources for the provision of water to local farms is believed to have occurred, but details are unknown.

Mineral Processing and Metallurgical Testing

Extensive metallurgical test work has verified that the REE mineralization at the Itarantim Project is ionically adsorbed and readily leachable using simple inorganic salt solutions. Testing programs were conducted at CDTN (Belo Horizonte), ALS Global, and the University of Brighton (UK) between 2023 and 2025.

Results demonstrated average leach recoveries of 55 percent for light REEs (“LREE”) and 58 to 70 percent for heavy REEs (“HREE”), with maximum recoveries exceeding 80 percent. Mineralogical analyses identified kaolinite and halloysite as the principal clay hosts, with negligible deleterious elements or radionuclides detected. The deposit is therefore metallurgically amenable to low-cost, environmentally manageable leaching processes similar to those used for Chinese IAC deposits.

Mineral Resource Estimates

The following table sets forth the mineral resource estimate in the Technical Report, with an effective date of March 31, 2025, and date of issue of January 16, 2026:

Block	Tonnes (Mt)	TREO	LREO	HREO	MREO	NdPr	DyTb
A	190	1,148	951	198	239	214	25
B	120	1,170	941	228	237	209	28
C	330	1,127	934	193	216	191	24
D	410	1,390	1,175	216	251	224	27
E	40	1,057	898	159	222	202	21
Total (Inferred)	1,100	1,233	1,027	205	236	210	26

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Foreign Private Issuer Status

We are considered a “foreign private issuer” within the meaning of the rules under the Exchange Act. Accordingly, upon consummation of this offering, we will report under the Exchange Act as a non-U.S. company with foreign private issuer status. This means that, as long as we qualify as a foreign private issuer under the Exchange Act, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:

●	the sections of the Exchange Act and related rules regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;
●	the sections of the Exchange Act and related rules requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and
●	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events.

We expect to take advantage of these exemptions until such time, if any, as we are no longer a foreign private issuer. Under current SEC rules, we would cease to be a foreign private issuer if, on the last day of our fiscal year, more than 50% of our outstanding voting securities are held by U.S. residents and any of the following three circumstances applies: (i) the majority of our executive officers or directors are U.S. citizens or residents, (ii) more than 50% of our assets are located in the United States or (iii) our business is administered principally in the United States. See “Risk Factors—Risks Related to Our Incorporation and Operation Outside the United States—As a foreign private issuer, we are exempt from certain U.S. securities law and NYSE American corporate governance requirements, which may result in less protection and information for investors. We may also lose our foreign private issuer status or fail to maintain our NYSE American listing, which could increase compliance costs and adversely affect our share price.”

In addition, as a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the NYSE American corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with the NYSE American corporate governance listing standards. Currently, we plan to rely on home country practices with respect to our corporate governance after we complete this offering. See “Risk Factors—Risks Related to Our Incorporation and Operation Outside the United States—As a foreign private issuer within the meaning of the NYSE American corporate governance rules, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from NYSE American corporate governance listing standards.”

Emerging Growth Company Status

We qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). An emerging growth company may take advantage of specified exemptions from various requirements that are otherwise applicable generally to public companies in the United States. These provisions include:

●	the ability to present more limited financial data for our initial public offering, including presenting only two years of audited financial statements, as well as only two years of related management’s discussion and analysis of financial condition and results of operations disclosure;
●	an exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting pursuant to Sarbanes-Oxley; and
●	(1) reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and (2) exemption from the requirements of holding a nonbinding advisory vote on executive compensation, including golden parachute compensation.

We may take advantage of certain of these provisions for up to five years following our initial public offering or such earlier time that we are no longer an emerging growth company. We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of our initial public offering, (b) in which we have total annual revenues of at least US$1.235 billion or (c) in which we are deemed to be a large accelerated filer, which means the market value of our ordinary shares that is held by non-affiliates exceeds US$700 million as of the prior September 30, and (2) the date on which we have issued more than US$1.0 billion in non-convertible debt during the prior three-year period. While we have not taken advantage of any of these reduced reporting burdens in this prospectus, we may choose to do so in future filings and if we do, the information that we provide shareholders may be different than you might get from other public companies in which you hold equity.

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Controlled Company Status

Upon completion of this offering, Francesco Scolaro, our Chief Executive Officer and Chair, and entities affiliated with Mr. Scolaro will control approximately 58.2% of the voting power of our outstanding ordinary shares. As a result, we are considered a “controlled company” within the meaning of the corporate governance standards of the NYSE American. Under these rules, the Company may elect not to comply with certain corporate governance requirements applicable to most companies listed on the NYSE American. In such case, you will not have the same protections afforded to shareholders of companies that are subject to all of these corporate governance requirements. See “Risk Factors—Risks Related to Being a Public Company—We are currently a “controlled company” and, as a result, qualify for and could rely on exemptions from certain corporate governance requirements.”

Our Corporate Structure

Following the completion of the offering, our corporate structure will not change, except for a reduction in ownership by Mr. Scolaro through International Mineral Corporation Holdings Ltd and Rhino Mining Limited and an increase in other shareholders. Our corporate structure is as follows:

(1) Represents shares held through International Mineral Corporation Holdings Ltd.

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The diagram below depicts our organizational structure, including the relevant ownership percentages of various shareholders, following the completion of this offering and assuming (i) $15 million of proceeds from this offering (ii) the exercise in full of all outstanding warrants and (iii) the sale of ordinary shares pursuant to the Resale Prospectus:

(1) Represents shares held through International Mineral Corporation Holdings Ltd and Americas Rare Earth Holdings Ltd.

Corporate Information

Our global headquarters and principal executive office is located at Avenida Paulista, 1765, 7th Floor, São Paulo, São Paulo, 0311-930, Brazil. Our registered office in the Cayman Islands is located at the offices of Compass OFM Limited, 18 Forum Lane, Camana Bay, 3rd Floor -Suite 5304, P.O. Box 31230, Grand Cayman, KY1-1205, Cayman Islands.

Our website is http://www.imcrareearths.com. Information contained on, or that can be accessed through, our websites is not part of, and shall not be incorporated by reference into, this prospectus. Our agent for service of process in the United States is Puglisi & Associates, 850 Library Avenue, Suite 2-4, Newark, Delaware 19711.

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Summary Risk Factors

Risks Related to Our Business and Industry

●	We have a limited operating history, currently generate no revenue, and if we are not successful in continuing to advance our business to production, then we may have to scale back or even cease our ongoing business operations.
●	The Itarantim Project requires significant additional exploration and technical studies before a development decision can be made, and there can be no assurance that such efforts will be successful.
●	Our success depends on the exploration, development and operation of the Itarantim Project, an exploration stage project which is currently our main project.
●	Our mineral resource is entirely classified as inferred and may not support the economic viability of the Itarantim Project.
●	We operate no mines, and the exploration and development of the Itarantim Project, or any other projects we may acquire in the future, into mines is highly speculative in nature, may be unsuccessful, and may never result in the development of an operating mine.
●	Our mineral resource estimates and technical models rely on limited and potentially non-representative data, which may result in inaccuracies.
●	The prices of the minerals for which we are principally exploring change on a daily basis, and a substantial or extended decline in the prices of these minerals could adversely affect our ability to raise capital, conduct exploration activities, and develop or operate a mine.
●	The success of our business will depend, in part, on the growth of existing and emerging uses for rare earth products.
●	Mineral resource estimates, and any mineral reserve estimates we may declare, may change adversely and such changes may negatively impact the viability of developing a mineral project into a mine.
●	We face risks related to minerals extraction, exploration and site construction.
●	Our operations are subject to extensive government regulation, and changes in applicable laws or the failure to obtain or maintain required permits could adversely affect our business.
●	Our mining operations may be impaired due to restrictions on the acquisition or lease of rural properties by foreign investors or by Brazilian entities under foreign control or with the majority of its capital stock held by foreign persons.
●	The failure to acquire, lease, purchase, or obtain rights to occupy all of the land intended for the operation of the Itarantim Project could adversely impact our development of the Itarantim Project.
●	A significant portion of any future mining revenue from our operations is expected to come from a small number of mines.
●	The existence of our mining claims depends on our ability to fund exploratory activity or to pay fees.
●	Our financial situation creates substantial doubt whether we will continue as a going concern.

Risks Related to Our Incorporation and Operation Outside the United States

●	Because we are incorporated in the Cayman Islands, you may face difficulties in protecting your interests and enforcing your rights under U.S. laws.

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●	Because substantially all of our assets and operations are in Brazil, we are subject to Brazilian laws, regulations and jurisdiction, which may limit our ability to enforce rights or protect the interests of our shareholders.
●	Brazilian environmental legislation may expose our shareholders, investors, lenders, contractors or business partners to environmental liability.
●	We are subject to various levels of political, economic and other risks and uncertainties associated with operating in Brazil.
●	We are subject to Brazilian mining laws, regulatory oversight and jurisdiction, which may subject us to significant compliance burdens, regulatory change risk, and enforcement uncertainties.
●	We are a holding company, and we conduct substantially all of our business through our Brazilian subsidiary Niobium Brazil Importação e Exportação Ltda., which is controlled by our Brazilian holding company, IMC Rare Earths Participações Ltda.
●	As a foreign private issuer, we are exempt from certain U.S. securities law and NYSE American corporate governance requirements, which may result in less protection and information for investors. We may also lose our foreign private issuer status or fail to maintain our NYSE American listing, which could increase compliance costs and adversely affect our share price.
●	Our executives, directors, major shareholders, and their respective affiliates exercise significant control over us, which may limit your ability to influence corporate matters and could delay or prevent a change in corporate control.

Risks Related to Being a Public Company

●	We have limited experience operating as a public company and fulfilling our obligations as a U.S. reporting company may be expensive and time consuming.
●	We identified a material weakness in our internal control over financial reporting for the year ended March 31, 2026. If we are not able to remediate this material weakness and otherwise maintain an effective system of internal control over financial reporting, the reliability of our financial reporting, investor confidence in us and the value of our ordinary shares could be adversely affected.
●	As an “emerging growth company,” we are eligible for reduced reporting and governance requirements, which may make our ordinary shares less attractive to investors and could increase our costs once we no longer qualify for this status.
●	We are currently a “controlled company” and, as a result, qualify for and could rely on exemptions from certain corporate governance requirements.
●	If we fail to meet applicable listing requirements, the NYSE American may delist our ordinary shares from trading, in which case the liquidity and market price of our ordinary shares could decline.

Risks Related to Investing in Our Ordinary Shares

●	Our insiders and major shareholders will beneficially own a significant percentage of our ordinary shares and will be able to exert substantial influence over matters requiring shareholder approval.
●	Conflicts of interest could arise in the future between us, on the one hand, and Francesco Scolaro and entities owned by or affiliated with him, on the other hand, concerning among other things, business transactions, potential competitive business activities or business opportunities.
●	We engage in transactions with related parties and such transactions present possible conflicts of interest that could have an adverse effect on us.
●	Anti-takeover provisions in our organizational documents could delay or prevent a change of control.
●	You will experience immediate and substantial dilution in the net tangible book value of ordinary shares purchased.
●	We currently do not expect to pay dividends in the foreseeable future after this offering and you must rely on price appreciation of our ordinary shares for a return on your investment.
●	There is a risk that we will be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our current or future taxable year, which could result in adverse U.S. federal income tax consequences for U.S. Holders of our ordinary shares.
●	Future issuances of our ordinary shares could dilute the interests of existing shareholders.

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THE OFFERING

Ordinary shares offered by us	ordinary shares.

Ordinary shares outstanding before this Offering	ordinary shares.

Ordinary shares outstanding after this Offering (1)	ordinary shares.

Over-allotment option to purchase additional shares	We have granted to the underwriters an option, exercisable for 45 days after the closing of this offering, to purchase up to additional ordinary shares.

Ordinary shares outstanding after this Offering if underwriters’ option to purchase additional shares is exercised in full (1)	ordinary shares.

Use of proceeds	We intend to use the net proceeds from this offering to carry out planned exploration work at the Itarantim Project, including to fund exploration and development activities, licensing, permitting and reporting, general and administrative expenses and for working capital. See “Use of Proceeds” for additional information.

Voting rights	Each outstanding ordinary share will be entitled to one vote on all matters submitted to a vote of shareholders.

Dividends	We have never declared or paid any cash dividend on our ordinary shares. We currently intend to retain all available funds and future earnings, if any, to fund the operations and the further development and expansion of our business. We have no present intention to pay cash dividends on our ordinary shares. Please see “Dividend Policy.”

Risk factors	Investment in the ordinary shares involves a high degree of risk. See “Risk Factors” in this prospectus beginning on page 15 for a discussion of factors and uncertainties that you should consider in evaluating an investment in our securities.

Listing	We intend to apply to list our ordinary shares on the NYSE American under the symbol “IMC”.

Transfer Agent	The transfer agent and registrar for our ordinary shares is Continental Stock Transfer & Trust Company. The transfer agent and registrar’s address is 1 State Street, 30th Floor, New York, NY 10004-1571.

(1)	Our estimate of the number of ordinary shares outstanding after this offering is based on ordinary shares outstanding as of , 2026.

Except as otherwise noted, all information contained in this prospectus assumes:

●	no exercise of the option granted to the underwriters to purchase up to an additional ordinary shares to cover over-allotments, if any, in connection with the offering;
●	an initial public offering price of $ per ordinary share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus; and
●	the 100,000 for 1 share adjustment that was effected on May 12, 2026.

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SELECTED HISTORICAL FINANCIAL INFORMATION

The following tables set forth, for the periods and dates indicated, certain selected historical financial information of IMC Rare Earths Ltd. You should read the following selected financial data in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the audited financial statements and respective notes included elsewhere in this prospectus. Historical results are not necessarily indicative of the results that may be expected in the future.

(USD)	For the Years ended March 31,
	2026	2025
Operations Data:
Exploration and evaluation expenses	$(1,270,257)	$(1,774,102)
General and administrative expenses	(1,920,709)	(156,039)
Operating loss	(3,190,966)	(1,930,141)
Finance cost	(167,757)	(134,193)
Gains on fair value changes	201,590	-
Loss before tax	(3,157,133)	(2,064,334)
Income tax expenses	-	-
Loss for the year	(3,157,133)	(2,064,334)

Total comprehensive loss for the year	(3,157,133)	(2,064,334)
Loss per share attributable to the ordinary equity holders of the company:
Basic/diluted loss per share	(0.03)	(0.02)

(USD)	As at March 31,
	2026	2025
Consolidated Statements of Financial Position Data:
ASSETS
Current assets
Cash	$9,303	$296
Marketable securities	2,716,949	-
Amounts due from related parties	50,777	-
Prepayments	117,156	-
Total current assets	2,894,185	296
Total assets	2,894,185	296
LIABILITIES
Current liabilities
Trade and other payables	(679,794)	(58,174)
Amounts due to related parties	(371,050)	(350,900)
Royalty option liability	(2,273,000)	-
Warrant liability	(3,785,924)	-
Loan from related party	-	(2,451,325)
Total current liabilities	(7,109,768)	(2,860,399)
Loan from related party	(2,877,995)	-
Total non-current liabilities	(2,877,995)	-
Net current liabilities	(4,215,583)	(2,860,103)
Net liabilities	(7,093,578)	(2,860,103)
EQUITY
Share capital	˗	˗
Share premium	1,087,486	-
Capital reserves	387,321	203,149
Accumulated losses	(8,568,385)	(3,063,252)
Total deficiency in equity	(7,093,578)	(2,860,103)

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RISK FACTORS

An investment in our ordinary shares is highly speculative and involves a high degree of risk. You should carefully consider the risks and uncertainties described below and the other information in this prospectus before making an investment in our ordinary shares. Our business, financial condition, results of operations or prospects could be materially and adversely affected if any of these risks occurs, and as a result, the market price of our ordinary shares could decline and you could lose all or part of your investment. This prospectus also contains forward-looking statements that involve risks and uncertainties. See “Cautionary Note Regarding Forward-Looking Statements.”

Risks Related to Our Business and Industry

We operate no mines, and the exploration and development of the Itarantim Project, or any other projects we may acquire in the future, into mines is highly speculative in nature, may be unsuccessful, and may never result in the development of an operating mine.

The Itarantim Project is at the exploration stage, and we do not have any interest in any mining operations or mines in development. Mineral exploration and mine development are highly speculative in nature, involve many uncertainties and risks and are frequently unsuccessful. Mineral exploration is performed to demonstrate the dimensions, position and mineral characteristics of mineral deposits, estimate mineral resources, assess amenability of the deposit to mining and processing scenarios and estimate potential deposit size. Once mineralization is discovered, it may take a number of years from the initial exploration phases before mine development and production is possible, during which time the potential feasibility of the project may change adversely. Even if mineralization is discovered, that mineralization may not be economic to mine. A significant number of years, several studies, and substantial expenditures are typically required to establish economic mineralization in the form of mineral reserves, to determine processes to extract the metals and, if required, to construct mining and processing facilities and obtain the rights to the land and the resources (including capital) required to develop the mining operation. In addition, if we discover mineralization that becomes a mineral reserve, it may take several years to a decade or more from the initial phases of exploration until production is possible. During this time, the economic feasibility of production may change. As a result of these uncertainties, we may not be able to successfully develop a commercially viable producing mine.

In addition, whether developing a producing mine is economically feasible will depend upon numerous additional factors, most of which are beyond our control, including the availability and cost of required development capital and labor, movement in the price of commodities, securing and maintaining title to mining tenements as well as obtaining all necessary consents, permits and approvals for the development of the mine. The economic feasibility of development projects is based upon many factors, including the accuracy of mineral resource and mineral reserve estimates; metallurgical recoveries; capital and operating costs; government regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting and environmental protection; and metal prices, which are highly volatile. Development projects are also subject to the successful completion of feasibility studies, issuance of necessary governmental permits and availability of adequate financing. Any of these factors may result in us being unable to successfully develop a commercially viable operating mine.

Our success depends on the exploration, development and operation of the Itarantim Project, an exploration stage project which is currently our main project.

At present, our primary mineral property is the interest that we hold in the Itarantim Project, which is in the exploration stage. Unless we acquire or develop additional mineral properties, we will be solely dependent upon this property and our future success will be largely driven by our ability to explore and develop the Itarantim Project successfully, including the results of such exploration and development efforts. If no additional mineral properties are acquired by us, any adverse development affecting our operations and further exploration or development of the Itarantim Project may have a material adverse effect on our business, financial condition, results of operations or prospects.

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We cannot guarantee that our properties will result in the commercial extraction of mineral deposits or mines.

We currently have no operating mines, nor do we have any interest in any active mining operations. The Itarantim Project is at the exploration stage and has never been mined by us nor have we produced any revenue from mining operations. We also have no operating history upon which to base estimates of future operating costs and capital requirements. We may never be able to develop and produce minerals from a commercially viable mineral deposit or mine. Accordingly, it is unlikely that we will realize profits in the short term, and we cannot assure you that we will realize profits in the medium to long term, if any at all. Any profitability in the future from our business will be dependent upon development of mineral deposits and further exploration and development of other economic deposits of minerals, each of which is subject to numerous risk factors. Further, we cannot assure you that, even to the extent mineral deposits have been located, any of our property interests can be commercially mined. The exploration and development of mineral deposits involves a high degree of financial risk over a significant period of time, which a combination of careful evaluation, experience and knowledge of management may not eliminate. While discovery of additional REE deposits may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. Major expenses may be required to construct mining and processing facilities. It is impossible to ensure that our current development and exploration programs will result in profitable commercial mining operations. The profitability of our operations will be, in part, directly related to the cost and success of our development and exploration programs which may be affected by a number of factors. Additional expenditures are required to commercially mine and to construct, complete and install mining and processing facilities in those properties that are actually mined and developed.

We have a limited operating history, currently generate no revenue, and if we are not successful in continuing to advance our business to production, then we may have to scale back or even cease our ongoing business operations.

We have no history of revenues from operations, no earnings and there can be no assurance that we will ever operate profitably. We have limited operating history and are in the exploration stage. The success of our Company is dependent on a successful exploration and development of the Itarantim Project through to production. Our operations are subject to all the risks inherent in the establishment of a developing mining enterprise and the uncertainties arising from the absence of a significant operating history. We may be unable to locate recoverable mineral reserves or operate on a profitable basis. We are in the exploration stage and potential investors should be aware of the difficulties normally encountered by mining enterprises in the exploration stage. If our business plan is not successful, and we are not able to operate profitably, investors may lose some or all of their investment in our company.

The Itarantim Project requires significant additional exploration and technical studies before a development decision can be made, and there can be no assurance that such efforts will be successful.

The Itarantim Project is at an early stage of exploration and development and will require additional work before a determination can be made as to whether it can be developed into a commercially viable mining operation. This work includes, among other things, infill and step-out drilling, geological modeling, metallurgical testing, hydrogeological and geotechnical studies, environmental baseline studies, feasibility studies and permitting activities.

These activities will require significant time and financial resources, and their outcomes are uncertain. There can be no assurance that such work will confirm the technical or economic viability of the project or that we will be able to complete such work on a timely basis or within budget. In addition, delays, cost overruns or adverse results from any of these activities could materially affect our ability to advance the Itarantim Project. If we are unable to complete the necessary exploration and technical studies or if the results are unfavorable, we may be unable to proceed with development of the Itarantim Project, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

The exploration and development of the Itarantim Project is a capital-intensive business that requires the commitment of substantial resources; if we do not have sufficient resources to provide for such exploration and development, it could have a material adverse effect on our business, financial condition, results of operations or prospects.

Our ability to continue the exploration and development of the Itarantim Project requires the commitment of substantial resources and capital expenditures. Our estimated expenses may increase for a variety of factors, including as a result of inflationary pressures. The progress, the amounts and timing of expenditures and the success of the Itarantim Project will depend in part on the following: (i) our ability to timely procure new equipment and materials, certain of which may involve long lead-times, or to repair existing equipment; the ability of service providers or vendors to meet contractually-negotiated delivery or completion deadlines or meet performance specifications or guarantees; maintaining and procuring the permits required for our operations; (ii) if we determine to commence the development of a mine, negotiating contracts for equipment, earthwork, construction, equipment installation, labor and completing infrastructure and construction work following commencement; impact of planned and unplanned shut-downs and delays in our operations; impact of stoppages or delays on construction projects; disputes with contractors or other third parties; negotiating sales and offtake contracts for any planned future production; and (iii) the execution of any joint venture agreements or similar arrangements with strategic partners; and other factors, many of which are beyond our control.

Most of these activities require significant lead times and must be advanced concurrently. Unanticipated costs or delays could have a material adverse effect on our business, financial condition, results of operations or prospects and could require us to seek additional capital, which may not be available on commercially acceptable terms or at all.

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We will need additional capital to explore and develop the Itarantim Project. If we cannot raise this additional capital, we will not be able to continue to explore and develop the Itarantim Project, and our business could fail.

We will need additional capital to continue our exploration and development efforts. In addition, even if we establish mineral resources in commercially exploitable quantities at the Itarantim Project, we will be required to expend substantial resources to establish the extent of the resource, engage in drilling operations and develop extraction and processing facilities (or make arrangements therefor) and infrastructure. We currently do not have adequate capital to develop necessary facilities and infrastructure and will need to raise additional funds. There can be no assurance that financing sources will continue to be available to finance our operations, that the discovery of commercially exploitable deposits will be significant enough to justify commercial operations or that we will be able to raise the funds required for development on a timely basis. Future financings may not be available on a timely basis, in sufficient amounts, or on terms acceptable to us, if at all. If we cannot raise the necessary capital to continue exploration and development of the Itarantim Project, our business may fail.

Additionally, there are significant uncertainties in the capital markets impacting the availability of financing for the purposes of mineral exploration and development, including uncertainties relating to the global economy, increasing geopolitical risk, increasing volatility in REE prices, as well as increasing volatility in the foreign currency exchange markets. Our intended operations are also exposed to various levels of regulatory, economic, political and other risks and uncertainties that may impact our ability to raise new capital.

Furthermore, any debt financings or other financings through the sale and issuance of securities senior to our ordinary shares will likely include financial and other covenants that will restrict our flexibility. Any failure to comply with these covenants would have a material adverse effect on our business, financial condition, and prospects because we could lose our existing sources of financing and/or impair our ability to secure new sources of funding. If we do not obtain additional financing, our mining operations may never commence, in which case you may lose the entirety of your investment in us.

We have a history of negative operating cash flows and net losses, and we have never achieved and may never achieve or sustain profitability.

We have a history of negative operating cash flows and net losses. We expect to continue to incur negative operating cash flows and net losses until such time as the Itarantim Project generates sufficient revenues to fund our continuing operations. We had negative cash flows from operating activities of approximately $2.7 million and $1.5 million during the years ended March 31, 2026 and March 31, 2025, respectively. We also had net losses of approximately $3.2 million and $2.1 million for the years ended March 31, 2026 and March 31, 2025, respectively. Given our history of negative operating cash flows and net losses, and potential future negative operating cash flows and net losses, we expect to use the net proceeds from this offering to fund our continuing operations. See “Use of Proceeds”.

Additionally, we have never achieved and may never achieve or sustain profitability. To become and remain profitable, we must succeed in generating significant revenues from the Itarantim Project, which will require us to be successful in a range of challenging activities and is subject to numerous risks, including the risk factors set forth in this “Risk Factors” section. Furthermore, we may encounter unforeseen difficulties, complications, delays and other unknown factors which may adversely affect our revenues, expenses and profitability. Our failure to achieve or sustain profitability would depress our market value, could impair our ability to execute our business plan, raise capital or continue our operations, and could cause our shareholders to lose all or part of their investment.

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Our mineral resource is entirely classified as inferred and may not support the economic viability of the Itarantim Project.

All of the mineral resources currently identified for the Itarantim Project are classified as inferred mineral resources. Inferred mineral resources have the lowest level of geological confidence under S-K 1300 and are subject to significant uncertainty as to their existence, continuity, grade and economic viability. Inferred mineral resources may not be considered when assessing the economic viability of a mining project and cannot be converted into mineral reserves without substantial additional exploration and analysis.

There is no assurance that further exploration work will result in the reclassification of inferred mineral resources into indicated or measured mineral resources or that any mineral resources will ultimately be converted into mineral reserves. In addition, as additional geological data becomes available through infill drilling, sampling or other exploration activities, the size, grade, continuity or overall estimate of the mineral resources may change materially, and such changes may be adverse. If our mineral resources are not upgraded or are materially reduced, the economic viability of the Itarantim Project could be adversely affected, and we may not be able to develop a commercially viable mining operation.

Our metallurgical test work is preliminary and may not be indicative of commercial-scale processing performance.

Metallurgical test work conducted to date for the Itarantim Project has been limited in scope and primarily performed at laboratory scale. While such testing indicates that the mineralization may be amenable to extraction using certain leaching methods, laboratory results may not accurately reflect performance at commercial scale. Differences in ore variability, scale-up factors, processing conditions, reagent consumption, recovery rates, environmental controls and operational constraints may result in materially different outcomes in a full-scale mining and processing operation.

We have not yet completed pilot-scale or commercial-scale metallurgical testing, and there can be no assurance that the recovery rates, processing costs or operational efficiencies assumed in our development plans will be achieved. If actual metallurgical performance is lower than expected or costs are higher than anticipated, the economic viability of the Itarantim Project could be materially adversely affected, which in turn could have a material adverse effect on our business, financial condition, results of operations and prospects.

Our current drilling density and exploration coverage may be insufficient to support reliable geological interpretations and resource estimates.

The current drilling density and spatial distribution of exploration data across the Itarantim Project are limited and may not be sufficient to adequately define the geometry, continuity and grade variability of the mineralization. Significant portions of the Itarantim Project area remain sparsely explored or unexplored, and existing drill spacing may be too wide to capture variations in mineralization, including localized high-grade or low-grade zones.

As a result, our current geological interpretations and mineral resource estimates are based on limited data and may not accurately reflect the actual characteristics of the deposit. Additional drilling, including infill drilling at closer spacing and step-out drilling in unexplored areas, will be required to improve geological confidence. Such work may reveal discontinuities, lower grades, or other adverse geological features that could materially reduce the estimated size or quality of the mineral resource. If our exploration efforts do not confirm the continuity or grade of mineralization as currently interpreted, our business, financial condition, results of operations and prospects could be materially adversely affected.

Our mineral resource estimates and technical models rely on limited and potentially non-representative data, which may result in inaccuracies.

Any figures presented for mineral resources in this prospectus, including our mineral resource estimates and related technical models, block models, grade interpolation and tonnage calculations, are based on a limited dataset, including a relatively small number of drill holes, sampling points and density measurements. Certain key technical parameters, such as bulk density, may be derived from a limited number of samples and may not fully capture variability across the deposit. In addition, some datasets may not have been independently verified to the extent required for higher-confidence resource classifications.

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If the underlying data is incomplete, inaccurate or not representative of the deposit as a whole, our resource estimates may be materially overstated or understated. Future exploration, testing or analysis may identify discrepancies in the data or require adjustments to key assumptions, which could result in material revisions to our resource estimates. Any such revisions could adversely affect our assessment of the Itarantim Project’s economic viability and could have a material adverse effect on our business, financial condition, results of operations and prospects.

The prices of the minerals for which we are principally exploring change on a daily basis, and a substantial or extended decline in the prices of these minerals could adversely affect our ability to raise capital, conduct exploration activities, and develop or operate a mine.

Our business, financial performance and prospects will be significantly affected by fluctuations in the prices of the MREEs we are principally exploring for. The prices of MREEs are volatile, can fluctuate substantially and are affected by numerous factors that are beyond our control, including prevailing interest rates and returns on other asset classes; expectations regarding inflation, monetary policy and currency values; speculative activities; governmental and foreign exchange rate decisions; decisions regarding the creation and disposal of mineral stockpiles; changes in trade policies, such as the implementation of tariffs, sanctions, import or export restrictions or other barriers to trade, in significant markets for MREEs, including China, the United States or the European Union; structural changes in demand including electrification; the availability and costs of metal substitutes; the location and the demand for products containing these key minerals; technological changes and changes in industrial processes, as well as economic slow-downs or recessions.

We cannot predict the effect of these factors on REE prices. Significant and/or prolonged reductions in REE prices could adversely affect the viability of the Itarantim Project and our ability to raise capital, and if not considered viable for exploration and resource evaluation activities, could cause us to delay, halt or stop exploration and development activities altogether. If we are operating a producing mine at the time of such reduction, we would expect to suffer decreasing revenues and profitability which could adversely affect our results of operations, prospects and financial condition.

Significant and/or prolonged increase in MREE prices for these minerals may decrease the demand for these minerals and increase the demand for substitute minerals. A fall in demand could also decrease MREE prices, thereby reducing the attractiveness of conducting exploration activities for MREE. A fall in demand may also adversely affect our ability to raise capital and develop or operate a mine. In addition, an increase in worldwide supply, and consequent downward pressure on prices, may result over the longer term from increased mineral production from mines developed or expanded as a result of current MREE price levels.

The success of our business will depend, in part, on the growth of existing and emerging uses for rare earth products.

Our strategy is to produce REE that are used in critical existing and emerging technologies, such as hybrid and electric vehicles, wind turbines, robotics, medical equipment, military equipment and other high-growth, advanced motion technologies. The success of our business depends on the continued growth of these end-markets and the successful commercialization of rare earth products in such markets. If the market for these critical existing and emerging technologies does not grow as we expect, grows slower than we expect, or if the demand for our products in these markets decreases, then our business, prospects, financial condition and operating results could be harmed. In addition, the market for these technologies, particularly in the automotive industry, tends to be cyclical, which exposes us to increased volatility, and it is uncertain as to how such macroeconomic factors will impact our business. Any unexpected costs or delays in the manufacturing of separated REE products or rare earth magnets, or less than expected demand for the critical existing and emerging technologies that use rare earth products, could have a material adverse effect on our financial condition, results of operations or prospects.

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An increase in the global supply of rare earth carbonate, dumping, predatory pricing and other tactics designed to inhibit our further downstream integration by our competitors may adversely affect the economic viability of the Itarantim Project.

The pricing of and demand for rare earth carbonate are influenced by factors beyond our control, including global macroeconomic conditions and shifts in the worldwide supply and demand for rare earth oxide (REO) products. China currently accounts for the significant majority of global separated REO production and continues to dominate the manufacturing of metals and magnets derived from rare earths — capabilities that are not presently available at scale in the United States. In recent years, the Chinese rare earth industry has undergone substantial restructuring, further consolidating control of production within state-owned enterprises. Chinese producers or other market participants may engage in predatory pricing or other competitive practices intended to limit the development of new entrants or inhibit our downstream integration. Additionally, any increase in the supply of rare earth carbonate from other nations or intensified global competition could result in lower product prices, reduced margins, or the loss of potential market share. Should these factors persist or worsen, the revenues expected from the Itarantim Project could decline to levels that render such projects uneconomic, which could materially and adversely affect our business, financial condition, and prospects.

Mineral resource estimates, and any mineral reserve estimates we may declare, may change adversely and such changes may negatively impact the viability of developing a mineral project into a mine.

Estimated mineral resource estimates, and any mineral reserve estimates we may declare, may have to be recalculated based on changes in commodity prices, further exploration or development activity, loss or change in permits or actual production experience. Such changes could adversely affect estimates of the volume or grade of mineralization, estimated recovery rates or other important factors that influence mineral resource estimates. The extent to which our mineral resources may ultimately be reclassified as mineral reserves depends on the demonstration of their profitable recovery and economic mineability.

In addition, mineral resource estimates have been determined and valued based on assumed future metal prices, cut-off grades and operating costs that may prove to be inaccurate. Extended declines in the market price for MREEs may render portions of our mineralization uneconomic and result in reduced reported volume and grades, which in turn could have a material adverse effect on our financial performance, financial position, results of operations or prospects, as well as a reduction in the amount of mineral resources. In addition, inferred mineral resources have a great amount of uncertainty as to their existence and their economic and legal feasibility. You should not assume that any part of an inferred mineral resource will be upgraded to a higher category or that any of the mineral resources will be reclassified as mineral reserves. In addition, it may not be possible to economically mine or process any of our mineral resources.

Material changes in mineral resources, if any, grades, stripping ratios or recovery rates may affect the economic viability of any project. Our future growth and productivity will depend, in part, on our ability to develop and maintain commercially mineable mineral rights at our existing properties or identify and acquire other commercially mineable mineral rights, and on the costs and results of continued exploration and potential development programs.

Our future capital and operating cost estimates at the Itarantim Project may not be accurate.

Capital and operating cost estimates made in respect of the Itarantim Project may not prove to be accurate. Capital and operating costs are estimated based on the interpretation of geological data, feasibility studies, anticipated climatic conditions and other factors. Any of the following events, among the other events and uncertainties described herein, could affect the ultimate accuracy of such estimates: unanticipated changes in grade and tonnage of ore to be mined and processed; incorrect data on which engineering assumptions are made; delay in construction schedules and unanticipated transportation costs; the accuracy of major equipment and construction cost estimates; labor negotiations; changes in government regulation (including regulations regarding prices, cost of consumables, royalties, duties, taxes, permitting and restrictions on production quotas on exportation of minerals); and title claims.

Our growth strategy and future exploration and development efforts may be unsuccessful.

In addition to our exploration and development of the Itarantim Project, we may seek to acquire additional mineral interests or merge with or invest in new companies or opportunities to grow our business. A failure to make acquisitions or investments may limit our growth. In pursuing acquisition and investment opportunities, we face competition from other companies having similar growth and investment strategies, many of which may have substantially greater resources than us. Competition for these acquisitions or investment targets could result in increased acquisition or investment prices, higher risks and a diminished pool of businesses, services or products available for acquisition or investment. Additionally, if we lose or abandon our interest in the Itarantim Project, there is no assurance that we will be able to acquire another mineral property of merit or that such an acquisition would be approved by applicable regulators.

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We face risks related to minerals extraction, exploration and site construction.

It is impossible to ensure that the current and future exploration programs or feasibility studies on our existing properties will establish reserves. Whether it will be economically feasible to extract REEs depends on a number of factors, including, but not limited to: the particular attributes of the deposit, such as size, grade and proximity to infrastructure; sales prices; minerals extraction, processing and transportation costs; the willingness of lenders and investors to provide project financing; labor costs and possible labor strikes; and governmental regulations, including, without limitation, regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting materials, foreign exchange, environmental protection, employment, worker safety, transportation, and reclamation and closure obligations. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in us receiving an inadequate return on invested capital. In addition, we are subject to the risks normally encountered in the minerals extraction industry, such as: the discovery of unusual or unexpected geological formations; accidental fires, floods, earthquakes or other natural disasters; unplanned power outages and water shortages; controlling water and other similar extraction hazards; operating labor disruptions and labor disputes; the ability to obtain suitable or adequate machinery, equipment, or labor; our liability for pollution or other hazards; and other known and unknown risks involved in the conduct of exploration and operation of minerals extraction sites. The nature of these risks is such that liabilities could exceed any applicable insurance policy limits or could be excluded from coverage. There are also risks against which we cannot insure or against which we may elect not to insure. The potential costs which could be associated with any liabilities not covered by insurance, or in excess of insurance coverage, or compliance with applicable laws and regulations may cause substantial delays and require significant capital outlays, adversely affecting our results of operations and financial viability.

Suitable infrastructure may not be available for exploration or development of the Itarantim Project or damage to existing infrastructure may occur.

Mining, processing, development and exploration activities depend on adequate infrastructure. Reliable roads, bridges, port and/or rail transportation, power sources, water supply and access to key consumables are important determinants for capital and operating costs. The lack of availability on acceptable terms or the delay in the availability of any one or more of these items could prevent or delay exploration, development or exploitation of the Itarantim Project. If adequate infrastructure is not available, the future exploration, development or mining of the Itarantim Project may not be commenced or completed on a timely basis, or at all, the resulting operations may not achieve the anticipated development or mine production results, and any exploration, construction and operating costs associated with the future exploration, development or mining of the Itarantim Project may be higher than anticipated. Shortages of water supply, critical spare parts, maintenance service and new equipment and machinery may adversely affect our future exploration, development or mining of the Itarantim Project.

Our operations are subject to extensive government regulation, and changes in applicable laws or the failure to obtain or maintain required permits could adversely affect our business.

Our exploration, development, and future mining operations are subject to a wide range of laws, regulations, and governmental policies relating to the exploration, extraction, and processing of mineral resources; environmental protection; health and safety; labor standards; and taxation. These include, among others, laws governing the removal of natural resources from the ground, the discharge of materials into the environment, and the design and use of drilling methods and equipment. Compliance with these requirements requires us to obtain and maintain numerous permits, licenses, and approvals from governmental authorities. Our ability to continue the exploration and development of the Itarantim Project is subject to permits granted to us by Brazil’s primary federal regulatory authority, Agência Nacional de Mineração (“ANM”). Currently our permits allow us to conduct geological surveys and mapping, geophysical and geochemical surveys, drilling, opening of visitable excavations and carrying out surveys of the mineral body, tests on the processing of ores or useful mineral substances, to obtain concentrates in accordance with market specifications or for industrial use. The continuation of this work is dependent on the renewal of our permit. In addition, except in extraordinary cases in which ANM authorizes the extraction of minerals in an area titled prior to the granting of the mining concession, we cannot extract any minerals from the Itarantim Project until we are granted a mining concession by the ANM and other applicable licenses, such as environmental licenses. There can be no assurance that such permits or licenses will be granted, renewed, or maintained in a timely manner, or on commercially reasonable terms, or that the conditions of existing permits will not be amended or revoked. Delays or failures in obtaining or maintaining these authorizations could materially adversely affect our ability to carry out exploration, development, or production activities.

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Environmental, safety, and other legal standards may also change over time, and new regulations or policies may be introduced or interpreted in a way that increases compliance costs, restricts planned operations, or otherwise adversely affects our business. Compliance with evolving regulatory frameworks may cause substantial delays or require capital expenditures in excess of those currently anticipated. Moreover, we may be subject to liability for environmental damage or pollution, which may not be fully covered by insurance due to prohibitive premiums or exclusions from coverage. In addition, the future taxation of mining operators is inherently uncertain, and any unfavorable changes in tax laws, rates, or interpretations could have a material adverse effect on our financial condition, results of operations, and prospects.

See the section titled “Business—Regulatory Overview” for a more detailed description of the laws that may affect our exploration and exploitation activities.

Our long-term success depends, in part, on our ability to negotiate and enter into binding offtake or sales agreements with, and deliver our product to, third party customers on commercially viable terms. This may not occur or, if it should occur, such offtake arrangements may expose us to risks.

If we are successful in developing the Itarantim Project into an operating mine, our long-term success will depend in part on our ability to identify target customers and convert such contacts into meaningful orders or expand on current customer relationships. We do not currently have any revenue or sales agreements with customers in place, and we can make no guarantee that we will be able to enter into such arrangements. If we are unable to negotiate, finalize or maintain such agreements and satisfy the conditions thereto in order to enter into definitive agreements, or are only able to do so on terms that are unfavorable to us, we will not be able to generate any revenue, which would have a material adverse effect on our business, prospects, operating results and financial condition.

In addition, we may enter into joint ventures, partnership arrangements, or offtake agreements with other parties in relation to the exploration, development, and production of the properties in which we have an interest. Any failures of these parties to meet their obligations to us or to third parties, or any disputes with respect to the parties’ respective rights and obligations, could have a material adverse effect on us, the development and production at our properties, including the Itarantim Project, and on future joint ventures, if any, or their properties, and therefore could have a material adverse effect on our results of operations, financial performance, cash flows and the price of our ordinary shares.

Title to surface and mineral rights within the Itarantim Project may be uncertain or defective, which could put our investment in such properties at risk.

Title to our properties may be challenged, and we may not have, or may not be able to obtain, all necessary surface rights to develop the Itarantim Project. An unknown title defect on the Itarantim Project (or any portion thereof) could adversely affect our ability to explore, develop and/or mine the Itarantim Project and/or process the minerals that we may mine in the future. In addition to termination, failure to make timely tenement maintenance payments and otherwise comply with applicable laws, regulations and local practices relating to mineral right applications and tenure could result in reduction or expropriation of entitlements.

Title insurance is generally not available for mineral projects, or where available, is cost prohibitive, and our ability to ensure that we have obtained secure claim to individual mineral projects or mining tenements may be severely constrained. We rely on title information and/or representations and warranties provided by the grantors. Any challenge to our title could result in litigation, insurance claims and potential losses, hinder our access to capital, delay the exploration and development of a property and ultimately result in the loss of some or all of our interest in the mineral project. A successful challenge could also result in our not being compensated for our prior expenditures relating to the property.

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Our mining operations may be impaired due to restrictions on the acquisition or lease of rural properties by foreign investors or by Brazilian entities under foreign control or with the majority of its capital stock held by foreign persons.

Pursuant to applicable Brazilian laws and regulations, including Decree No. 74965/1974, Opinion CGU/AGU dated as of August 23, 2010, issued by the General Counsel of the Federal Government Office of Brazil (which we refer to as “Opinion CGU/AGU”), foreign individuals and foreign legal entities are subject to restrictions on the acquisition or lease of rural properties in Brazil. Such restrictions also apply to Brazilian legal entities controlled by foreign investors or with the majority of their capital stock held by foreign investors, such as in the case of Niobium, our operating subsidiary. As such, our future ownership and/or possession of any rural properties in Brazil may be subject to legal challenges, and our operations at the Itarantim Project may be impaired due to such restrictions on the acquisition or lease of rural properties.

The legality of Opinion CGU/AGU has been, and is currently being, challenged, however, prior challenges to Opinion CGU/AGU have been unsuccessful. Under current Brazilian laws and regulations, a foreign investor may only acquire or lease rural property in Brazil, in compliance with Opinion CGU/AGU, if certain conditions are met, including, among others, that (i) foreign investors obtain approvals from the Brazilian National Institute of Rural Settlement and Agrarian Reform and from the applicable Ministries; (ii) the aggregate amount of rural property held by a foreign investor does not exceed 25% of the total surface area of the municipality in which such property is located; (iii) the acquisition of areas in excess of 100 indefinite exploitation modules will be subject to prior approval by the Brazilian Congress; (iv) the acquisition must be formalized by means of a public deed of sale and purchase; and (v) the acquisition of rural properties located at or near Brazil’s border areas is subject to the fulfilment of additional requirements, such as the prior authorization by the Brazilian National Defense Council. Pursuant to these laws and regulations, any agreements relating to the acquisition, lease, purchase or direct or indirect ownership or possession of rural properties by foreign individuals or entities, as well as any agreements relating to corporate changes which might imply indirect acquisition or lease of rural properties by foreign individuals or entities, may be considered null and void. Thus, our future ownership and/or possession of any rural properties in Brazil could be subject to legal challenges and/or be considered null, any of which could result in a material adverse effect on our business, results of operations, financial condition, and cash flows.

The failure to acquire, lease, purchase, or obtain rights to occupy all of the land intended for the operation of the Itarantim Project could adversely impact our development of the Itarantim Project.

We have rights of access to or have rights to occupy, through Niobium, the properties on which the facilities and infrastructure for the Itarantim Project will be located. The Research Permits grant the right to access the land for which the permits cover. The right to access the land does not confer control or economic benefits. This includes the land on which our proposed facilities and infrastructure for the Itarantim Project will be located. We intend to conduct administrative land regularization proceedings with applicable Brazilian governmental agencies (such as the Brazilian National Institute of Rural Settlement and Agrarian Reform, the Brazilian Ministry of Industry and Trade, and other agencies), the purpose of which is to acquire ownership of these properties. As of the date of this prospectus, we have not yet commenced any land regularization proceedings, which will generally be conducted in accordance with Opinion CGU/AGU (as more fully described in “Business—Land Access”). There is no guarantee that such applicable Brazilian governmental agencies will issue administrative decisions approving our acquisition and ownership of such properties on a timely basis or at all, as our acquisition of properties in Brazil will depend on us following the applicable legal procedures and meeting the required legal standards, which will be assessed by such applicable Brazilian governmental agencies within an uncertain timeline.

If we fail to acquire the properties to which we currently have rights of access, or renew the lease agreements for, or acquire, we may be forced to find replacement sites for our facilities at the Itarantim Project, which sites may be less convenient or difficult to access, which in turn would increase the time and/or costs to develop and construct the Itarantim Project, decrease productivity at the Itarantim Project once operational, and adversely affect our business, results of operations, and financial condition.

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Land reclamations and mine closures may be burdensome and costly.

Land reclamation and mine closure requirements are generally imposed on mining companies, such as ours, which could require us, among other things, to minimize the effects of land disturbance. Such requirements may include controlling the discharge of potentially dangerous effluents from a site and restoring a site’s landscape to its pre-exploration form. The actual costs of land reclamations and mine closures are uncertain and planned expenditures may differ from the actual expenditures incurred. Therefore, the amount that we may be required to spend could be materially higher than any current or future estimates. Any additional amounts required to be spent on land reclamations and mine closures may cause us to alter our operations, and may have a material adverse effect on our results of operation and financial condition. Additionally, we may be required to maintain financial assurances, such as letters of credit, to secure reclamation obligations under certain laws and regulations. The failure to acquire, maintain or renew such financial assurances could subject us to fines and penalties or suspension of our operations. Letters of credit or other forms of financial assurance may represent only a portion of the total amount of money that will be spent on reclamation over the life of a mine’s operations.

Outbreaks, epidemics or pandemics could have an adverse effect on our business.

Outbreaks of infectious diseases, epidemics or pandemics can significantly and adversely affect the national and global economy and commodity and financial markets. Impacts may include, among other things, extreme volatility in financial markets, a slowdown in economic activity, extreme volatility in commodity prices and a global recession. Outbreaks, epidemics or pandemics may lead to significant restrictions on travel, temporary business closures, quarantines, and a general reduction in consumer activity and sentiment globally and may impact our business and operations by, among others, increasing the cost of operations, causing shipping delays, reducing employee productivity, limiting travel of our personnel, adversely affecting the health and welfare of our personnel, or preventing or delaying important third-party service providers from performing normal and contracted activities crucial to the operation of our business.

Decisions beyond our control, such as canceled events, restricted travel, barriers to entry, temporary closures or limited availability of county, state or federal government agencies, or other factors may affect our ability to perform mining operations, corporate activities, and other actions that would normally be accomplished without such limitations. The extent to which an outbreak, epidemic or pandemic will impact our operations, our business and the economy is highly uncertain and will also depend on future developments that cannot be predicted, including new information which may emerge concerning the severity of the disease, the duration and spread of the outbreak, including the spread of variants, the scope of travel restrictions imposed, mandatory or voluntary business closures, the impact on businesses and financial and capital markets, and the extent and effectiveness of actions taken throughout the world to contain the virus or treat its impact, including the effectiveness and availability of vaccines. We cannot predict the impact of an outbreak, epidemic or pandemic, but it may adversely affect our business, financial condition, results of operations or prospects.

We depend on the continued service of key personnel and face significant competition in attracting and retaining qualified employees.

Our success depends heavily on the performance, expertise and continued service of our Chief Executive Officer, other key members of our leadership team, and our technical, financial and operational personnel. The loss of any of these individuals could adversely affect our ability to execute our business strategy, advance our exploration and development activities, and operate efficiently. We do not maintain “key person” insurance for any of our executives or employees.

The number of individuals with the specialized skills required for the acquisition, exploration, development and operation of rare earth mining projects is limited, and competition for such personnel is intense. As our business grows, we will require additional qualified financial, administrative, geologic, mining and operational staff, and we may not be successful in attracting, training or retaining these individuals. Certain areas in which we operate are highly competitive, and we may experience delays or vacancies in filling key roles, or be required to incur significant costs to recruit and retain experienced personnel. If we fail to attract and retain the personnel necessary to support our business, our exploration and development activities could be delayed or reduced, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

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The development of the Itarantim Project or any other projects we may acquire in the future into an operating mine will be subject to all of the risks associated with establishing and operating new mining operations.

If the development of the Itarantim Project or any other projects we may acquire in the future is found to be economically feasible and we seek to develop an operating mine, the development of such a mine will require obtaining permits and financing the construction and operation of the mine itself, processing plants and related infrastructure. As a result, we will be subject to certain risks associated with establishing new mining operations, including:

●	uncertainties in timing and costs, which can be highly variable and considerable in amount, of the construction of mining and processing facilities and related infrastructure;
●	we may find that skilled labor, mining equipment and principal supplies needed for operations, including explosives, fuels, chemical reagents, water, power, equipment parts and lubricants are unavailable or available at costs that are higher than we anticipated;
●	we will need to obtain necessary environmental and other governmental approvals and permits and the receipt of those approvals and permits may be delayed or extended beyond what we anticipated, or that the approvals and permits may contain conditions and terms that materially impact our ability to operate a mine;
●	we may not be able to obtain the financing necessary to finance construction and development activities or such financing may be on terms and conditions costlier than anticipated, which may make mine development activities uneconomic;
●	we may suffer industrial accidents as part of building or operating a mine that may subject us to significant liabilities;
●	we may suffer mine failures, shaft failures or equipment failures which delay, hinder or halt mine development activities or mining operations;
●	the Itarantim Project may suffer from adverse natural phenomena such as inclement weather conditions, floods, droughts, rock slides and seismic activity;
●	we may discover unusual or unexpected geological and metallurgical conditions that could cause us to have to revise or modify mine plans and operations in an adverse manner; and
●	the development or operation of our mines may become subject to opposition from nongovernmental organizations, environmental groups or local groups, which may delay, prevent, hinder or stop development activities or operations.

In addition, we may find that the costs, timing and complexities of developing the Itarantim Project or any other future projects to be greater than we anticipated. Cost estimates may increase significantly as more detailed engineering work is completed on a project. It is common in mining operations to experience unexpected costs, problems and delays during construction, development and mine start-up. Accordingly, our activities may not result in profitable mining operations at our mineral properties.

If we determine to commence mine construction or development, delays in the performance of any of the contractors, suppliers, consultants or other persons on which we are dependent in connection with our construction activities, delay in or failure to receive the required governmental approvals and permits in a timely manner or on reasonable terms or termination of any required approvals or permits, or a delay in or failure in connection with the completion and successful operation of the operational elements of new mines could delay or prevent the construction and start-up of new mines.

The Itarantim Project is at the exploration stage, and we do not expect to undertake any mine construction or development at this time. If we determine to commence mine construction or development, the success of any such construction projects and the development of new mines by us at the Itarantim Project will be subject to a number of factors including the availability and performance of engineering and construction contractors, mining contractors, suppliers and consultants, the receipt of required governmental approvals and permits in connection with the construction of mining facilities, the conduct of mining operations (including environmental permits), and the successful completion and operation of injection and extraction wells, among other operational elements. Any delay in the performance of any one or more of the contractors, suppliers, consultants or other persons on which we are dependent in connection with our construction activities, delay in or failure to receive the required governmental approvals and permits in a timely manner or on reasonable terms or termination of any required approvals or permits, or a delay in or failure in connection with the completion and successful operation of the operational elements of new mines could delay or prevent the construction and start-up of new mines as planned. There can be no assurance that future construction and start-up plans implemented by us will be successful, that we will be able to obtain sufficient funds to finance construction and start-up activities, that personnel and equipment will be available in a timely manner or on reasonable terms to successfully complete construction projects, that we will be able to obtain all necessary governmental approvals and permits or that the construction, start-up and ongoing operating costs associated with the development of new mines will not be significantly higher than anticipated by us. Any of the foregoing factors could adversely impact our business, financial conditions, results of operations or prospects.

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The Itarantim Project has no operating history upon which to base estimates of future cash flow. The capital expenditures and time required to develop new mines or other projects are considerable and changes in costs or construction schedules can affect project economics. Thus, it is possible that actual costs may change significantly, and economic returns may differ materially from our estimates.

Commercial viability of a new mine or development project is predicated on many factors such as estimation of mineral reserves, anticipated metallurgical recoveries, environmental considerations and permitting and anticipated capital and operating costs of the Itarantim Project, as well as available capital to develop such project. Development projects are subject to the completion of successful feasibility studies and environmental assessments, issuance of necessary governmental permits and availability of adequate financing. Development projects are uncertain, and it is possible that actual capital and operating costs and economic returns will differ significantly from those estimated for a project prior to production. Consequently, there is a risk that start-up of new mine and development projects at the Itarantim Project may be subject to write-down and/or closure as they may not be commercially viable.

Because of the dangers involved in the mining of minerals and the manufacture of mineral products, there is a risk that we may incur liability or damages as we conduct our business.

The mining of minerals and the manufacture of mineral products involve numerous hazards that could cause bodily harm or environmental damage and subject us to liability. These hazards include: groundwater, surface water or soil contamination; radiation exposure; chemical hazards; environmental hazards; industrial accidents and/or processing upsets; periodic interruptions due to inclement or hazardous weather conditions or other acts of God; and mechanical equipment failure and facility performance problems.

Although we maintain insurance to address certain risks involved in our business, such as coverage for property damage, business interruption, natural disasters, terrorism and workers compensation, there can be no assurance that our coverage will be adequate for liabilities incurred or that insurance will continue to be available to us on economically reasonable terms. Additionally, we cannot be certain that all claims we may make under our insurance policies will be deemed to be within the scope of, or fully covered by, our policies. We might also become subject to liability for environmental issues, damage or other hazards that may be uninsurable or for which we may elect not to insure because of premium costs or commercial impracticality. These policies contain limits of coverage and exclusions that are typical of such policies generally. The payment of such premiums, or the assumption of such liabilities, may have a material adverse effect on our financial position, results of operations or prospects.

Severe adverse weather conditions may adversely affect our business operations.

We are subject to environmental risks which could harm our results of operations or prospects and increase our costs and expenses. The occurrence of severe adverse weather conditions, including increased temperatures, hail, droughts, fires, floods, mudslides or landslides may have an adverse impact on our operations. Adverse weather may result in delays to our exploration activities, physical damage to our operations, instability of infrastructure and equipment, washed-out roads to the Itarantim Project, and alter the supply of water and electricity to the Itarantim Project site. Increased temperatures may also decrease worker productivity at the Itarantim Project and raise cooling costs. Should the impacts of adverse weather conditions be material in nature or occur for lengthy periods of time, our business, financial condition, results of operations or prospects could be adversely affected.

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The presence or lack of water may adversely affect our future mining operations.

Any future mines that we may develop will require the use of significant quantities of water for mining activities, processing and related auxiliary facilities. Water usage, including extraction, containment and recycling requires appropriate permits granted by governmental authorities.

Water may not be available in sufficient quantities to meet our future production needs and may not prove sufficient to meet our water supply needs. In addition, necessary water rights may not be granted and/or maintained. A reduction in our water supply could adversely affect our business, results of operations, prospects and financial condition. This and we have not yet obtained the water rights to support some of our potential development activities and our inability to obtain those rights could prevent us from pursuing those activities.

Our reputation could be damaged, including as a result of the actual or perceived occurrence of any number of events, and could include any negative publicity, whether true or not, which could have an adverse impact on our financial performance, cash flows and prospects.

As a result of the increased usage and the speed and global reach of social media and other web-based tools used to generate, publish and discuss user-generated content and to connect with other users, companies today are at a much greater risk of being perceived negatively in the marketplace. Damage to our reputation can be the result of the actual or perceived occurrence of any number of events, and could include any negative publicity, whether true or not. We place a great emphasis on protecting our image and reputation, but we do not ultimately have direct control over how it is perceived by others. Reputation loss may lead to increased challenges in developing and maintaining community relations, decreased investor confidence and an impediment to our overall ability to advance the Itarantim Project, thereby having a material adverse impact on financial performance, cash flows and prospects.

Reputation loss, including reputation loss by other mining companies operating in jurisdictions where we operate, may result in decreased investor confidence, increased challenges in developing and maintaining community and stakeholder relations and an impediment to our overall ability to advance the Itarantim Project and our strategy, which could have a material adverse impact on our results of operations, financial condition and prospects. While we are committed to operating in a socially responsible manner, there is no guarantee that our efforts in this respect will mitigate this potential risk.

Our success depends on developing and maintaining relationships with local communities and stakeholders.

Our ongoing and future success depends on developing and maintaining productive relationships with the communities surrounding the Itarantim Project, including local indigenous people who may have rights or may assert rights to certain of our properties, and other stakeholders in our operating locations. Local communities and stakeholders may be dissatisfied with our activities or the level of benefits provided, which may result in legal or administrative proceedings, civil unrest, protests, direct action or campaigns against us. Any such occurrence could adversely affect our business, financial condition, prospects or results of operations, as well as our ability to commence or continue exploration or mine development activities.

We may face opposition from organizations that oppose mining which may disrupt or delay the Itarantim Project.

There is an increasing level of public concern relating to the effects of mining on the natural landscape, in communities and on the environment. Certain non-governmental organizations, community groups, public interest groups and reporting organizations (“NGOs”) that oppose resource development are vocal critics of the mining industry. In addition, there have been many instances in which local community groups have opposed resource extraction activities, which have resulted in disruption and delays to the relevant operation, and in some cases halted development altogether. NGOs or local community organizations could direct adverse publicity against and/or disrupt and/or halt our operations in respect of one or more of our mineral properties regardless of our successful compliance with social and environmental best practices, due to political factors, activities of unrelated third parties on lands in which we have an interest, or our operations specifically. Any such actions and the resulting media coverage could have an adverse effect on our reputation and financial condition or our relationships with the communities in which we operate, which could have a material adverse effect on our business, prospects, financial condition or results of operations.

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Our operations could be adversely affected if we fail to maintain satisfactory labor relations; work stoppages or similar difficulties could significantly disrupt our operations.

The development and exploration of the Itarantim Project is dependent upon the efforts of our employees. Although none of our employees are currently subject to any collective bargaining arrangements, our employees could, in the future, choose to be represented as a collective unit, which may result in labor disputes, work stoppages or other disruptions in our production efforts that could adversely affect us.

A work stoppage by any of the third parties providing services in connection with the Itarantim Project could significantly delay the completion of such projects and disrupt our operations and adversely affect our results of operations or prospects.

A significant portion of any future mining revenue from our operations is expected to come from a small number of mines.

If and when we begin generating revenue from future mining operations, a significant portion of our revenue is expected to come from a small number of mines, which means that adverse developments at these properties could have a more significant or lasting impact on our results of operations or prospects than if our revenue was less concentrated.

Increasing costs or limited access to raw materials may adversely affect our financial condition, results of operations or prospects.

Our principal expenses are contractor costs, materials, personnel costs and energy. Changes in costs at the Itarantim Project could occur as a result of unforeseen events, including international and local economic and political events such as increased energy costs, increased costs and scarcity of labor, and could result in changes in the prospects of the Itarantim Project. Many of these factors may be beyond our control.

We rely on third-party suppliers for a number of raw materials. Any material increases in the cost of raw materials, or our inability to source viable and economic alternative third-party suppliers for the supply of our raw materials, could have an adverse effect on our results of operations, prospects or financial position.

The existence of our mining claims depends on our ability to fund exploratory activity or to pay fees.

Our mining claims, which are the central part of our business, require that we either pay fees, or incur certain minimum development costs annually, or the claims will be forfeited. Due to our current financial situation, we may not be able to meet these obligations and we could therefore lose our claims. This would impair our ability to raise capital and would negatively impact the value of our company.

We operate in a highly competitive industry.

The rare earth mining and processing and magnet manufacturing industry is capital intensive with competitive market dynamics. Production of MREEs and magnet products is dominated by our Chinese competitors. These competitors may have greater financial resources, as well as other strategic advantages to operate, maintain, improve, and possibly expand their facilities. Additionally, our Chinese competitors have historically been able to produce at relatively low costs due to domestic economic and regulatory factors, including less stringent environmental and governmental regulations and lower labor and benefit costs. If we are not able to develop mining operations that achieve consistent product quality at our anticipated costs of production, then any strategic advantages that our competitors may have over us, including, without limitation, lower labor, compliance, and production costs, could have a material adverse effect on our business.

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Technological changes or the development of substitute materials could adversely affect the economic viability of the Itarantim Project.

The industries and end-markets that utilize rare earth materials evolve rapidly as new technologies and materials are developed. We do not currently sell any products and have not generated any revenue to date, and the future success of our business depends on the commercial demand for the rare earth carbonate we expect to produce from the Itarantim Project. If industries adopt new technologies that reduce or eliminate the need for rare earth materials, or if alternative materials or substitutes emerge that offer superior performance or lower cost, demand for rare earth carbonate could decrease materially.

Because the Itarantim Project is not yet operational and future revenues depend on achieving economically viable production and pricing levels, any sustained decline in demand or pricing resulting from such technological shifts could render the Itarantim Project uneconomic to develop or operate. This would materially and adversely affect our business, financial condition, and results of operations.

Significant political, trade, regulatory developments, and other circumstances beyond our control, could have a material adverse effect on the economic viability of the Itarantim Project.

Significant political, trade, or regulatory developments, such as those stemming from the change in U.S. federal administration, are difficult to predict and may negatively impact the economic viability of the Itarantim Project. Similarly, changes in U.S. federal policy that affect the geopolitical landscape could give rise to circumstances outside our control that could have negative impacts on our business operations. For example, on February 1, 2025, the United States imposed a 25% tariff on imports from Canada and Mexico, which were subsequently suspended for a period of one month. Historically, tariffs have led to increased trade and political tensions between the United States and countries in the international community. In response to tariffs, other countries have implemented retaliatory tariffs on U.S. goods. More recently, the United States has expanded its use of trade measures against other major trading partners, including Brazil. In July 2025, the United States announced a new reciprocal tariff regime increasing duties on a range of Brazilian imports. These new tariffs, which took effect in August 2025, apply to a significant portion of Brazil’s exports to the United States and were met with reciprocal measures by the Brazilian government, which implemented new legislation authorizing retaliatory tariffs and other trade countermeasures. Political tensions as a result of trade policies could reduce trade volume, investment, technological exchange, and other economic activities between major international economies, resulting in a material adverse effect on global economic conditions and the stability of global financial markets. More specifically, any related tariffs or other changes in trade policy, sanctions or other barriers to trade that adversely impact the market for MREEs could have a material adverse effect on the development of the Itarantim Project by rendering it economically unviable. Therefore, certain changes in political, trade, regulatory, and economic conditions, including, but not limited to, U.S. and Brazil trade policies, could have an adverse effect on our financial condition, results of operations or prospects.

We are dependent upon information technology systems, which are subject to cyber threats, disruption, damage and failure.

We depend upon information technology systems in the conduct of our operations. Our information technology systems are subject to disruption, damage or failure from a variety of sources, including, without limitation, computer viruses, security breaches, cyber-attacks, natural disasters and defects in design. Cybersecurity incidents, in particular, are evolving and include, but are not limited to, malicious software, attempts to gain unauthorized access to data and other electronic security breaches that could lead to disruptions in systems, unauthorized release of confidential or otherwise protected information or the corruption of data. We have implemented various measures to manage our risks related to information technology systems and network disruptions. However, given the unpredictability of the timing, nature and scope of information technology disruptions, we have been in the past or could potentially be subject to downtimes, operational delays, the compromising of confidential or otherwise protected information, destruction or corruption of data, security breaches, other manipulation or improper use of our systems and networks or financial losses from remedial actions, any of which could have a material adverse effect on our business, operating results and financial condition.

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Our directors and officers may have conflicts of interest as a result of their relationships with other mining companies that are not affiliated with us.

Francesco Scolaro and some of our other directors and officers are also, or may also become, directors, officers and stockholders of other companies, including companies that are similarly engaged in the business of developing and exploiting natural resource properties. Consequently, there is a possibility that our directors and officers may have conflicts of interest from time to time. To the extent that such other companies may participate in ventures in which we may participate in, or in ventures which we may seek to participate in, our directors and officers may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In all cases where our directors and officers have an interest in other companies, such other companies may also compete with us for the acquisition of mineral property investments.

Currency fluctuations may affect our results of operation and financial condition.

We pay for goods and services in a number of currencies, including the U.S. dollar and other currencies. We also raise capital in U.S dollars. Adverse fluctuations in these currencies relative to each other and relative to the currencies in which we incur expenditures could adversely affect our financial position and the costs of our exploration and development activities. We do not engage in currency or commodity hedging activities.

Changes and uncertainties in the tax system in the countries in which we have operations could adversely affect our financial condition, results of operations or prospects, and reduce net returns to our shareholders.

Our taxes are affected by several factors, some of which are outside of our control, including the application and interpretation of the relevant tax laws and treaties. If our filing position, application of tax incentives or similar “holidays” or benefits were to be challenged for any reason, this could have a material adverse effect on our business, results of operations, prospects and financial condition.

We are subject to routine tax audits by various tax authorities. Tax audits may result in additional tax, interest payments and penalties which would adversely affect our financial condition and operating results. New laws and regulations or changes in tax rules and regulations or the interpretation of tax laws by the courts or the tax authorities may also have a substantial negative impact on our business. There is no assurance that our current financial condition will not be adversely affected in the future due to such changes.

We are unable to predict what tax reform may be proposed or enacted in the future or what effect such changes would have on our business, but such changes, to the extent they are brought into tax legislation, regulations, policies or practices in jurisdictions in which we operate, could increase the estimated tax liability that we have expensed to date and paid or accrued on our balance sheets, and otherwise affect our financial position, future results of operations, prospects, cash flows in a particular period and overall or effective tax rates in the future in countries where we have operations, reduce post-tax returns to our shareholders and increase the complexity, burden and cost of tax compliance.

Our financial situation creates substantial doubt whether we will continue as a going concern.

Since inception, we have not generated revenues and have incurred losses, and, as of March 31, 2026, we had a total deficit of approximately $7.1 million. Additionally, we expect to incur a net loss in the foreseeable future, primarily as a result of the estimated operating expenses related to the planned development of the Itarantim Project. There can be no assurances that we will be able to develop the Itarantim Project or achieve a level of revenues adequate to generate sufficient cash flow from operations or obtain funding from this offering or additional financing through private placements, public offerings and/or bank financings necessary to support our working capital requirements. Furthermore, no assurance can be given that additional financing will be available, or if available, will be on acceptable terms. These conditions represent material uncertainties that could result in our inability to continue as a going concern. If adequate working capital is not available, we may be forced to discontinue operations, which would cause investors in our ordinary shares to lose their entire investment.

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Risks Related to Our Incorporation and Operation Outside the United States

Because we are incorporated in the Cayman Islands, you may face difficulties in protecting your interests and enforcing your rights under U.S. laws.

We are an exempted company with limited liability incorporated under the laws of the Cayman Islands. As a result, the rights of our shareholders and the fiduciary duties owed by its directors are governed by Cayman Islands law and its corporate affairs are governed by are governed by our memorandum and articles of association, and the common law of the Cayman Islands. These laws differ in significant respects from the laws applicable to U.S. corporations and their shareholders. The Cayman Islands has a less developed body of securities and corporate law than the United States, and judicial precedent there is more limited. In particular, the rights of shareholders to bring actions against directors, the standards governing directors’ fiduciary duties, and the remedies available to minority shareholders under Cayman Islands law may not be as clearly established or as protective as those under the laws of U.S. jurisdictions such as Delaware. In addition, Cayman Islands companies generally do not have standing to initiate shareholder derivative actions in U.S. federal courts.

Our corporate records are not subject to the same inspection rights available to shareholders of U.S. companies. Under Cayman Islands law, shareholders of Cayman Islands exempted companies generally have no right to obtain copies of corporate records, other than our memorandum and articles of association, special resolutions, and register of mortgages and charges, or lists of shareholders. Our directors have discretion under our memorandum and articles of association to determine whether shareholders may inspect additional records but are not obliged to make them available to our shareholders. These limitations may make it more difficult for shareholders to obtain information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. Currently, we plan to rely on home country practice with respect to certain corporate governance matters, and as a result our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

As a result of all of the above, our shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of our board of directors (our “Board”) or controlling shareholders than they would as shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the Companies Act (As Revised) of the Cayman Islands and the laws applicable to companies incorporated in the United States and their shareholders, see “Description of Share Capital — Differences in Corporate Law.”

Brazilian environmental legislation may expose our shareholders, investors, lenders, contractors or business partners to environmental liability.

Brazilian environmental legislation adopts a broad concept of liability, which may extend beyond the direct polluter to include indirect polluters. Pursuant to Article 3, item IV, of Law No. 6,938/1981, shareholders, investors, lenders, contractors, and business partners who contribute to, finance, or benefit from polluting activities may be held jointly and severally liable for environmental damage. In this context, foreign shareholders, including new shareholders entering the Company through this offering as indirect shareholders, may, in theory, be exposed to environmental claims in Brazil involving the Itarantim Project, even in the absence of direct operational involvement. In addition, environmental incidents or alleged impacts related to Brazilian operations may give rise to claims and legal proceedings in foreign jurisdictions, as illustrated by the Mariana dam case, in which the English High Court recognized the potential liability of BHP as the controlling shareholder of Samarco. Furthermore, under Article 4 of Law No. 9,605/1998 (Environmental Crimes Law), Brazilian courts may pierce the corporate veil whenever it constitutes an obstacle to full compensation for environmental damage, potentially allowing the assets of shareholders, including foreign shareholders, to be reached if the Brazilian entity lacks sufficient resources to remedy the damage. If we or our shareholders, investors, lenders, contractors or business partners are exposed to such liability, our business, financial condition and results of operations may be materially and adversely affected.

Because substantially all of our assets and operations are in Brazil, we are subject to Brazilian laws, regulations and jurisdiction, which may limit our ability to enforce rights or protect the interests of our shareholders.

We conduct the vast majority of our operations in Brazil and hold substantially all of our material assets there. As a result, we are subject to the laws, regulations, policies and judicial systems of Brazil, including those governing mining, environmental protection, permitting, licensing, land use, taxation, foreign investment, property rights, and administrative and judicial enforcement.

Brazilian courts and regulators may interpret and enforce local laws differently from expectations based on U.S. law. In particular, Brazilian courts may be reluctant to apply foreign law or enforce foreign judgments, and may give precedence to mandatory Brazilian legal or regulatory provisions. Moreover, judicial processes in Brazil may involve delays, higher costs, limited ability to obtain discovery, and procedural rules that differ materially from those in U.S. courts.

Because of the foregoing, investors in the United States may face difficulties in (i) effecting service of process on our Brazilian subsidiaries, affiliates, or personnel; (ii) bringing actions against our affiliates in U.S. courts; (iii) enforcing U.S. judgments in Brazil (or in Brazilian courts) or obtaining recognition or enforcement of U.S. judgments in Brazil; (iv) compelling production of documents, testimony, or evidence located in Brazil; or (v) ensuring that Brazil’s regulatory or judicial bodies fully uphold contractual rights, property rights, or remedies granted under U.S. law.

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In addition, regulatory changes, political shifts, or evolving enforcement priorities in Brazil could adversely affect our operations, profitability or ability to safeguard our legal rights. Because we depend on Brazilian operations, adverse rulings, regulatory decisions, changes in law, or delays in Brazilian enforcement actions could significantly harm our business and impair U.S. shareholders’ ability to protect their investments.

We are subject to various levels of political, economic and other risks and uncertainties associated with operating in Brazil.

The Itarantim Project is located in Brazil, and, as a result, our operations are exposed to various levels of political, economic and other risks and uncertainties associated with operating in a foreign jurisdiction. These risks and uncertainties include, but are not limited to:

●	fluctuations in currency exchange rates, restrictions on foreign exchange, currency controls, and currency remittance;
●	price controls;
●	import or export controls;
●	high rates of inflation;
●	labor unrest;
●	community relations;
●	renegotiation or nullification of existing concessions, licenses, permits, applications and contracts;
●	expropriation and nationalization;
●	illegal mining;
●	tax disputes and changes in tax policies;
●	governmental regulations that may require the awarding of contracts of local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction;
●	changing political conditions, including corruption;
●	terrorism and hostage taking; and
●	risks of war or civil unrest, including military repression.

Changes, if any, in mining or investment policies or shifts in political attitudes in Brazil may adversely affect our operations. We may become subject to local political unrest or poor community relations that could have a debilitating impact on our operations and could result in damage to site infrastructure and injury to personnel. Additionally, our planned operations may be affected to varying degrees by government regulations with respect to, among other things, restrictions on production, price controls, export controls, currency remittance, income taxes, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use, and mine safety. Any failure by us to comply with applicable laws, regulations and local practices may result in loss, reduction or expropriation of entitlements, and enforcement actions, including corrective measures requiring capital expenditures, installing of additional equipment, increasing security at the site, or other remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage as a result of mining activities, and may have administrative, civil or criminal fines or penalties imposed for violations of applicable laws or regulations, which may adversely affect our results of operations, financial condition, and prospects.

Furthermore, on October 31, 2022, Luiz Inácio “Lula” da Silva (“President Lula”) was elected as the next president of Brazil with a four-year term commencing in January 2023. As part of President Lula’s electoral campaign, he made public statements regarding being committed to stopping illegal mining, but was also supportive of legal, permitted mining in Brazil. Nonetheless, it is difficult to predict how President Lula’s new term will affect Brazil’s mining industry and regulatory regime at this time. In the event that President Lula determines to pass more stringent regulations on Brazil’s mining industry, our business and prospects could be adversely impacted. Moreover, Brazil’s next presidential election will take place in October 2026, and it is unclear what actions, if any, a different presidential administration could take that may have an impact on Brazil’s mining industry.

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The occurrence of any of these various factors and uncertainties cannot be accurately predicted and could have an adverse effect on our operations and profitability.

We are subject to Brazilian mining laws, regulatory oversight and jurisdiction, which may subject us to significant compliance burdens, regulatory change risk, and enforcement uncertainties.

As a company with the majority of our mining assets and operations located in Brazil, we are governed by Brazilian mining, environmental, licensing and land use laws, and permitted and regulated by Brazilian authorities such as the Ministry of Mines and Energy and the ANM. Our rights to explore, develop and operate mining concessions, special mining permits, prospecting permits, and related authorizations are conditioned upon compliance with these laws, and are subject to governmental oversight, renewal requirements, and potential cancellation, relinquishment, or suspension.

Brazil’s legal regime for mining imposes substantial obligations, including permitting, environmental licensing, local community consultation, health and safety standards, obligations related to the use of land and rights over the surface and subsoil, transfer or encumbrance of mining rights, and reporting requirements. Moreover, changes to Brazilian mining laws, regulations, decrees, or administrative interpretations, or shifts in enforcement, could impose additional obligations, costs, or restrictions on our operations, and could render some of our existing activities noncompliant or require us to modify or suspend operations.

In Brazil, judicial and administrative processes may be slower, less predictable, or less favorable to foreign participants than in other jurisdictions. We may face challenges in interpreting the applicable regulatory requirements, engaging with local authorities, or appealing adverse administrative or judicial decisions. In addition, even if we obtain favorable decisions in Brazilian courts or administrative bodies, it may be difficult to enforce those decisions, especially if counterparty assets or relevant personnel are located outside Brazil or in jurisdictions with weak mechanisms for cross-border enforcement.

Because so much of our value depends on our Brazilian operations, any adverse change in Brazilian mining law or regulatory practice, delays or denials in obtaining or renewing required authorizations, increased compliance costs, enforcement actions, or the inability to enforce legal rights or remedies in Brazil could adversely affect our business, financial condition, results of operations, prospects and the value of your investment.

See the section titled “Business—Regulatory Overview” for a more detailed description of the laws that may affect our exploration and exploitation activities.

We are a holding company, and we conduct substantially all of our business through our Brazilian subsidiary Niobium Brazil Importação e Exportação Ltda., which is controlled by our Brazilian holding company, IMC Rare Earths Participações Ltda.

Our investors are subject to the risks attributable to Niobium Brazil Importação e Exportação Ltda., our Brazilian-incorporated operating subsidiary. As a holding company, we conduct substantially all of our business through Niobium. Our future operating revenues are dependent on the Itarantim Project and the distribution of those earnings to us. There is no independent obligation for Niobium to pay dividends to our Company. The ability of Niobium to pay dividends and other distributions will depend on its operating results and will be subject to applicable laws and regulations, which require that solvency and capital standards be maintained by Niobium, and, if applicable, any contractual restrictions contained in any instruments governing our indebtedness. In the event of a bankruptcy, liquidation, or reorganization of Niobium, holders of indebtedness and trade creditors may be entitled to payment of their claims from the assets of Niobium before us.

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As a foreign private issuer within the meaning of the NYSE American corporate governance rules, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from NYSE American corporate governance listing standards.

As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the corporate governance listing requirements of the NYSE American. These practices may afford less protection to shareholders than they would enjoy if we complied fully with corporate governance listing requirements of the NYSE American. Following this offering, we will rely on home country practice to be exempted from certain of the corporate governance requirements of the NYSE American, namely:

●	there will not be a necessity to hold meetings of board of directors on at least a quarterly basis, or the requirement for independent directors to have regularly scheduled executive sessions at least annually without the presence of non-independent directors and management; and

●	there will be no requirement for the Company to obtain shareholder approval with respect to (a) the establishment (or material amendment to) a stock option or purchase plan or other equity compensation arrangement as specified in Section 711 of the NYSE American LLC Company Guide; (b) the issuance of additional shares as sole or partial consideration for an acquisition of the stock or assets of another company in the circumstances specified in Section 712 of the NYSE American LLC Company Guide; and (c) the issuance of additional shares in connection with a transaction specified in Section 713 of the NYSE American LLC Company Guide, or that will result in a change of control of the Company.

To the extent we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would enjoy under NYSE American corporate governance standards applicable to U.S. domestic issuers.

As a foreign private issuer, we are exempt from certain U.S. securities law and NYSE American corporate governance requirements, which may result in less protection and information for investors. We may also lose our foreign private issuer status or fail to maintain our NYSE American listing, which could increase compliance costs and adversely affect our share price.

We qualify as a “foreign private issuer” under SEC rules and, as such, are exempt from certain U.S. securities laws and NYSE American corporate governance requirements applicable to U.S. domestic issuers. As a result, we may follow corporate governance practices in accordance with Cayman Islands law rather than the NYSE American Listing Rules. Cayman Islands law does not require a majority of our Board to be independent, nor does it require separate independent committees for compensation or nominations.

As a foreign private issuer, we are also exempt from certain Exchange Act requirements applicable to U.S. public companies, including Regulation FD, which prohibits selective disclosure of material nonpublic information. Consequently, there may be less publicly available information about us, and our officers and directors may trade in its securities without the same prompt disclosure obligations as U.S. company insiders. We will file an annual report on Form 20-F and furnish current reports on Form 6-K, but will not be required to file quarterly reports or comply with all ongoing disclosure obligations applicable to domestic issuers.

Our status as a foreign private issuer is determined annually and may be lost in the future if a majority of our ordinary shares are held by U.S. residents and certain other conditions are met. If we cease to qualify as a foreign private issuer, we would become subject to the full reporting and governance requirements applicable to U.S. domestic issuers, including more frequent and detailed SEC filings, compliance with Regulation FD, and adherence to the NYSE American’s corporate governance rules requiring a majority of independent directors and independent board committees. Complying with these additional requirements would result in significant additional legal, accounting, and administrative costs. Failure to satisfy such obligations could subject us to penalties or potential delisting from the NYSE American.

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In addition, maintaining our NYSE American listing requires ongoing compliance with NYSE American’s continued listing standards, including minimum shareholder equity, share price, and market value thresholds. If we cannot meet or continue to meet these requirements, our securities could be delisted, which would adversely affect the liquidity and market price of our ordinary shares. Delisting could also reduce the availability of market quotations, limit analyst coverage, decrease trading activity, and impair our ability to raise additional capital or issue securities in the future.

Our executives, directors, major shareholders, and their respective affiliates exercise significant control over us, which may limit your ability to influence corporate matters and could delay or prevent a change in corporate control.

Immediately following the completion of this offering, and disregarding any ordinary shares that they purchase in this offering, if any, but reflecting the resale of ordinary shares by the Resale Shareholder, the current holdings of our executives, directors, and major shareholders will represent beneficial ownership, in the aggregate, of approximately             % of our outstanding ordinary shares, assuming we issue the number of ordinary shares set forth on the cover page of this prospectus. See also “Principal Shareholders.” As a result, these shareholders will be able to influence our management and affairs and control the outcome of matters submitted to our shareholders for approval, including matters such as the election of directors and any sale, merger, consolidation, or sale of all or substantially all of our assets. These shareholders acquired their ordinary shares for substantially less than the per share price of our ordinary shares being acquired in this offering, and these shareholders may have interests, with respect to their ordinary shares, that are different from those of the investors in this offering. In addition, this concentration of voting power among one or more of these shareholders may adversely affect the market price of our ordinary shares by:

●	delaying, deferring or preventing a change of control in us;
●	impeding a merger, consolidation, takeover or other business combination involving us; or
●	discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of us.

You may be unable to present proposals before annual general meetings or extraordinary general meetings not called by shareholders.

Cayman Islands law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. These rights, however, may be provided in a company’s articles of association. Our amended and restated memorandum and articles of association, which will be in effect prior to the effectiveness of the registration statement of which this prospectus forms a part, allow one or more of our shareholders who together hold not less than 10% of the rights to vote to requisition a general meeting of our shareholders, in which case our directors are obliged to call such meeting. Advance notice of at least five (5) clear days is required to be given to the shareholders for the convening of any general meeting. A quorum required for a general meeting is one or more holders holding shares that represent not less than one-third of the outstanding shares of the Company carrying the right to vote at such general meeting. For these purposes, “clear days” means that period excluding (a) the day when the notice is given or deemed to be given and (b) the day for which it is given or on which it is to take effect.

Risks Related to Being a Public Company

We have limited experience operating as a public company and fulfilling our obligations as a U.S. reporting company may be expensive and time consuming.

Our directors and officers have limited experience operating a public company, which makes our ability to comply with applicable laws, rules and regulations uncertain. Our failure to comply with all laws, rules and regulations applicable to U.S. public companies could subject us or our management to regulatory scrutiny or sanction, which could harm the Company’s reputation and share price.

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As a public company we will incur significant legal, accounting, and other expenses that we did not incur as a private company. We are subject to reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the rules subsequently implemented by the SEC, the rules and regulations of the listing standards of the NYSE American, and other applicable securities rules and regulations. Stockholder activism, the current political and social environment and the current high level of government intervention and regulatory reform may lead to substantial new regulations and disclosure obligations, which will likely result in additional compliance costs and could impact the manner in which we operate our business in ways we cannot currently anticipate. Compliance with these rules and regulations may strain our financial and management systems, internal controls, and employees. The Exchange Act requires, among other things, that we file annual, half yearly, and current reports with respect to its business and operating results. Moreover, the Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures, and internal control, over financial reporting. In order to maintain and, if required, improve disclosure controls and procedures, and internal control over, financial reporting to meet this standard, significant resources and management oversight may be required. If we encounter material weaknesses or deficiencies in internal control over financial reporting, we may not detect errors on a timely basis and our consolidated financial statements may be materially misstated. Effective internal control is necessary for us to produce reliable financial reports and is important to prevent fraud.

As an emerging growth company, we are not required to have our independent auditor attestation of management assessment of its internal controls over financial reporting. However, when we cease to be an emerging growth company, our independent registered public accounting firm may be required to formally attest to the effectiveness of internal control over financial reporting at some point in the future on Form 20-F. We expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act. As a result of the complexity involved in complying with the rules and regulations applicable to public companies, our management’s attention may be diverted from other business concerns, which could harm the business, operating results, and financial condition. Although we have already hired additional employees to assist in complying with these requirements, our finance team is small and it may need to hire more employees in the future, or engage outside consultants, which will increase operating expenses.

We also expect that being a public company and complying with applicable rules and regulations will make it more expensive for us to obtain director and officer liability insurance, and we may be required to incur substantially higher costs to obtain and maintain the same or similar coverage. These factors could also make it more difficult for us to attract and retain qualified members of our Board and qualified executive officers.

A potential failure to maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act could have a material adverse effect on our business, financial condition, results of operations and prospects. We may be unable to accurately report our financial results or prevent fraud if we cannot maintain an effective system of internal controls over our financial reporting.

We will be subject to reporting obligations under the U.S. securities laws. The SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, or the “Sarbanes-Oxley Act,” adopted rules requiring every public company to include a management report on such company’s internal controls over financial reporting in its annual report, which contains management’s assessment of the effectiveness of our internal controls over financial reporting. We will be an “emerging growth company,” and are expected to first include a management report on our internal controls over financial reporting in our second annual report after the close of this offering. Our management may conclude that our internal controls over financial reporting are not effective, and our reporting obligations as a public company will place a significant strain on our management, operational and financial resources, and systems for the foreseeable future, which will increase our operating expenses.

The establishment of effective internal controls over financial reporting is necessary for us to produce reliable financial reports and are important to help prevent fraud. Our failure to achieve and maintain effective internal controls over financial reporting could consequently result in the loss of investor confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the trading price of our ordinary shares.

We identified a material weakness in our internal control over financial reporting for the year ended March 31, 2026. If we are not able to remediate this material weakness and otherwise maintain an effective system of internal control over financial reporting, the reliability of our financial reporting, investor confidence in us and the value of our ordinary shares could be adversely affected.

As a public company, we will be required to maintain internal control over financial reporting and to report any material weaknesses in such internal control. A material weakness is defined as a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of annual or interim financial statements will not be prevented or detected and corrected on a timely basis. In connection with preparation of our consolidated financial statements for the year ended March 31, 2026, a material weakness in our internal control over financial reporting was identified relating to an isolated misstatement in the preparation of our consolidated financial statements related to the accounting for complex instruments in valuing the royalty option. While we have made changes to our accounting processes and other internal controls and engaged additional accounting personnel in an effort to remediate the foregoing material weaknesses and in preparation for operating as a public company, we cannot assure that the measures we have taken to date, actions we continue to take, and actions we may take in the future, will be sufficient to remediate the control deficiencies that led to these material weaknesses or to avoid potential future material weaknesses. If our steps are insufficient to successfully remediate the material weakness and otherwise establish and maintain an effective system of internal control over financial reporting, the reliability of our financial reporting, investor confidence in us and the value of our ordinary shares could be materially and adversely affected. Effective internal control over financial reporting is necessary for us to provide reliable and timely financial reports and, together with adequate disclosure controls and procedures, are designed to reasonably detect and prevent fraud. Any failure to implement required new or improved controls, or difficulties encountered in their implementation could cause us to fail to meet our reporting obligations. As a result of such failures, we could also become subject to investigations by Nasdaq, the SEC or other regulatory authorities, and become subject to litigation from investors and shareholders, which could harm our reputation and financial condition or divert financial and management resources from our regular business.

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As an “emerging growth company,” we are eligible for reduced reporting and governance requirements, which may make our ordinary shares less attractive to investors and could increase our costs once we no longer qualify for this status.

We expect to qualify as an “emerging growth company,” as defined in Section 2(a)(19) of the Securities Act and as modified by the JOBS Act. As such, we are permitted to take advantage of certain exemptions from various reporting and governance requirements applicable to other public companies. These include exemptions from the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation, and exemptions from shareholder advisory votes on executive compensation and approval of certain golden-parachute payments. We have also elected to use the extended transition period for adopting new or revised financial accounting standards, which allows us to delay adoption until such standards apply to private companies. This may make comparisons of our financial statements with those of other public companies more difficult.

While these reduced requirements decrease our compliance costs, they also result in less information and fewer rights for our shareholders compared to those investing in companies that are not emerging growth companies. As a result, our ordinary shares may be less attractive to certain investors, which could adversely affect the trading market and price of our ordinary shares. Once we cease to qualify as an emerging growth company—which will occur no later than five years following this offering, or earlier if we meet certain thresholds—we will be required to comply fully with the reporting and governance obligations applicable to other public companies.

We are currently a “controlled company” and, as a result, qualify for and could rely on exemptions from certain corporate governance requirements.

We intend to apply to list our ordinary shares on the NYSE American. Upon the completion of this offering, Francesco Scolaro, our Chief Executive Officer and Chair, and entities affiliated with Mr. Scolaro will control approximately 58.2% of the voting power of our outstanding ordinary shares. As a result, we will be a “controlled company” within the meaning of the NYSE American corporate governance requirements. The NYSE American corporate governance requirements provide that a company of which more than 50% of the voting power for the election of directors is held by an individual, a group or another company, is a “controlled company” and may elect not to comply with certain corporate governance requirements, including the requirements that:

●	a majority of our board of directors consists of independent directors;
●	a majority of the independent directors select or recommend our director nominees;
●	the compensation committee be responsible for determining or recommending the compensation of executive officers other than our chief executive officer; and
●	the compensation committee be composed entirely of independent directors.

We have elected to rely on the “controlled company” exemption provided in the NYSE American corporate governance requirements to permit our compensation committee to include a non-independent director, and we could elect to rely on other exemptions in the future. Our status as a controlled company could cause our securities to look less attractive to certain investors or otherwise harm the trading price of our ordinary shares. Even if we cease to be a controlled company, we may still rely on exemptions available to foreign private issuers, including being able to adopt home country practices in relation to corporate governance matters.

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If we fail to meet applicable listing requirements, the NYSE American may delist our ordinary shares from trading, in which case the liquidity and market price of our ordinary shares could decline.

Assuming our ordinary shares are listed on the NYSE American, we cannot assure you that we will be able to meet the continued listing standards of the NYSE American in the future. If we fail to comply with the applicable listing standards and the NYSE American delists our ordinary shares, we and our shareholders could face significant material adverse consequences, including:

●	a limited availability of market quotations for our ordinary shares;
●	reduced liquidity for our ordinary shares;
●	a determination that our ordinary shares are “penny stock”, which would require brokers trading in our ordinary shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our ordinary shares;
●	a limited amount of news about us and analyst coverage of us; and
●	a decreased ability for us to issue additional equity securities or obtain additional equity or debt financing in the future.

The National Securities Markets Improvement Act of 1996, which is a federal statute, prevents or pre-empts the states from regulating the sale of certain securities, which are referred to as “covered securities.” Because ordinary shares are listed on the NYSE American, such securities are covered securities. Although the states are pre-empted from regulating the sale of our securities, the federal statute does allow the states to investigate companies if there is a suspicion of fraud, and, if there is a finding of fraudulent activity, then the states can regulate or bar the sale of covered securities in a particular case. Further, if we were no longer listed on the NYSE American, our securities would not be covered securities and we would be subject to regulations in each state in which we offer our securities.

Risks Related to Investing in Our Ordinary Shares

Our insiders and major shareholders will beneficially own a significant percentage of our ordinary shares and will be able to exert substantial influence over matters requiring shareholder approval.

Upon the consummation of this offering, and assuming the resale of 6,100,000 ordinary shares by the Resale Shareholder, our insiders are expected to beneficially own approximately       % of our issued and outstanding ordinary shares (            % if the underwriters exercise their over-allotment option in full). In addition, our major shareholder, Francesco Scolaro, together with entities affiliated with him, will beneficially own approximately      % of our issued and outstanding ordinary shares. As a result, these shareholders will have substantial influence over the outcome of matters requiring shareholder approval, including the election and removal of directors, amendments to our organizational documents, mergers, consolidations, or the sale of substantially all of our assets, as well as any other major corporate actions.

This concentration of ownership may prevent or discourage a change in control of our company, even where such a transaction could be favorable to other shareholders. The interests of our insiders and major shareholders may not always align with those of our other shareholders, and they may make decisions that conflict with the interests of minority investors. So long as these shareholders continue to hold a substantial number of our ordinary shares, they will effectively control many of our corporate decisions, which could adversely affect the market price of our ordinary shares and limit your ability to influence company matters.

Conflicts of interest could arise in the future between us, on the one hand, and Francesco Scolaro and entities owned by or affiliated with him, on the other hand, concerning among other things, business transactions, potential competitive business activities or business opportunities.

Conflicts of interest could arise in the future between us, on the one hand, and Francesco Scolaro and entities owned by or affiliated by him, on the other hand, concerning among other things, business transactions, potential competitive business activities or business opportunities. In the normal course of business, we have engaged in transactions with some of these companies, including Mineradora Havilah Importação e Exportação Ltda. See “Related Party Transactions.” Furthermore, Mr. Scolaro and businesses owned by or affiliated with him may now, or in the future, directly or indirectly, compete with us for investment or business opportunities.

Mr. Scolaro, or entities owned by or affiliated with him are not restricted from owning assets or engaging in businesses that compete directly or indirectly with us and will not have any duty to refrain from engaging, directly or indirectly, in the same or similar business activities or lines of business as us, including those business activities or lines of business deemed to be competing with us, or doing business with any of our customers or vendors.

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Mr. Scolaro, or entities owned by or affiliated with him may become aware, from time to time, of certain business opportunities (such as acquisition opportunities) and may direct such opportunities to other businesses in which he has invested, in which case we may not become aware of or otherwise have the ability to pursue such opportunity. In addition, Mr. Scolaro and entities owned by or affiliated with him may dispose of their interests in other companies or other assets in the future, without any obligation to offer us the opportunity to purchase any of those interests or assets.

We engage in transactions with related parties and such transactions present possible conflicts of interest that could have an adverse effect on us.

We have historically entered into a number of transactions with related parties. In particular, we have certain agreements with Mineradora Havilah Importação e Exportação Ltda which is owned and controlled by Francesco Scolaro. These arrangements include a long-term offtake agreement and royalty interests entitling affiliated parties to receive a percentage of gross proceeds from production from the Itarantim Project in perpetuity, together with the option to convert the royalty interest into ordinary shares or cash. These royalty obligations are calculated based on gross proceeds rather than net profits and are payable regardless of the profitability of the project. Because these arrangements were entered into among affiliated parties, they involve inherent conflicts of interest. Such a conflict could cause an individual in our management to seek to advance the economic interests of a related party above ours. The economic and commercial terms of these arrangements may differ from those that would have been obtained in transactions negotiated with unaffiliated third parties. In addition, these arrangements may reduce the net revenues and cash flows available to us and may affect our business, financial condition, results of operations and prospects. It is possible that a conflict of interest could have a material adverse effect on our liquidity, results of operations and financial condition.

Anti-takeover provisions in our organizational documents could delay or prevent a change of control.

Certain provisions of our amended and restated memorandum and articles of association to be in effect prior to the effectiveness of the registration statement of which this prospectus forms a part may have an anti-takeover effect and may delay, defer or prevent a merger, acquisition, tender offer, takeover attempt or other change of control transaction that a shareholder might consider in its best interest, including those attempts that might result in a premium over the market price for the ordinary shares held by our shareholders.

These provisions provide for, among other things: (i) no cumulative voting with respect to the election of our Board; (ii) ability of the Board to issue further ordinary shares without the need to obtain shareholders’ approval; (iii) limitations on shareholders’ rights to requisition shareholder meetings; (iv) limiting the ability of shareholders to act by written consent; (v) the ability of our Board to fill a vacancy created by the expansion of the Board or the resignation, death, or removal of a director in certain circumstances; (vi) that our memorandum and articles of association may be amended only by the affirmative vote of at least two thirds of the shares entitled to vote in the general meeting.

These anti-takeover provisions could make it more difficult for a third party to acquire us, even if the third party’s offer may be considered beneficial by many of our shareholders. As a result, our shareholders may be limited in their ability to obtain a premium for their ordinary shares. These provisions could also discourage proxy contests and make it more difficult for you and other shareholders to elect directors of your choosing and to cause us to take other corporate actions you desire.

If securities industry analysts do not publish research reports on us, or publish unfavorable reports on us, then the market price and market trading volume of our ordinary shares could be adversely affected.

Any trading market for our ordinary shares may be influenced in part by any research reports that securities industry analysts publish about us. We do not currently have and may never obtain research coverage by securities industry analysts. If no securities industry analysts commence coverage of us, the market price and market trading volume of our ordinary shares could be adversely affected. In the event we are covered by analysts, and one or more of such analysts downgrade our ordinary shares, or otherwise reports on us unfavorably, or discontinues coverage of us, the market price and market trading volume of our ordinary shares could be adversely affected.

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Because there is no existing market for our ordinary shares, our initial public offering price may not be indicative of the market price of our ordinary shares after this offering, an active trading market in our ordinary shares may not develop or be sustained and the market price of our ordinary shares could fluctuate significantly, and you could lose all or part of your investment.

There is currently no public market for our ordinary shares, and an active trading market may not develop or be sustained after this offering. Our initial public offering price has been determined through negotiation between us and the underwriters and may not be indicative of the market price for our ordinary shares after this offering. We cannot predict the extent to which investor interest in us will lead to the development of an active trading market on the NYSE American. The lack of an active market may reduce the value of your ordinary shares and impair your ability to sell your ordinary shares at the time or price at which you wish to sell them. Although we intend to apply to have our ordinary shares approved for listing on the NYSE American, an active trading market for our ordinary shares may never develop or be sustained following the completion of this offering. Listings on the NYSE American is also subject to approval by the NYSE American in accordance with their respective listing requirements. The NYSE American has not conditionally approved our listing applications and there are no assurances that the NYSE American will approve our listing application. An inactive market may also impair our ability to raise capital by selling our ordinary shares and may impair our ability to acquire or invest in other companies, products or technologies by using our ordinary shares as consideration.

In addition, the market price of our ordinary shares could fluctuate significantly as a result of a number of factors, including:

●	fluctuations in our financial performance;
●	regulatory developments affecting us or the mining industry;
●	economic and stock market conditions generally and specifically as they may impact us, participants in our industry or comparable companies;
●	changes in financial estimates and recommendations by securities analysts following our ordinary shares or comparable companies;
●	earnings and other announcements by, and changes in market evaluations of, us, participants in our industry or comparable companies;
●	our ability to meet or exceed any future earnings guidance we may issue;
●	changes in business or regulatory conditions affecting us, participants in our industry or comparable companies;
●	changes in accounting standards, policies, guidance, interpretations or principles;
●	announcements or implementation by our competitors or us of acquisitions, technological innovations, or other strategic actions by our competitors; or
●	trading volume of our ordinary shares or sales of shares by our management team, directors or principal shareholders.

These and other factors could result in large and sudden changes in the volume and price at which our ordinary shares will trade, or limit or prevent investors from readily selling their ordinary shares or otherwise adversely affect the liquidity of our ordinary shares, and you could lose all or part of your investment. The market for our ordinary shares may have, when compared to seasoned issuers, significant price volatility and we expect that our share price may continue to be more volatile than that of a seasoned issuer for the indefinite future. In the past, plaintiffs have often initiated securities class action litigation against a company following periods of volatility in the market price of its securities. We may, in the future, be the target of similar litigation. Securities litigation could result in substantial costs and liabilities and could divert management’s attention and resources.

The dual listing of our ordinary shares may adversely affect the liquidity and value of the ordinary shares.

We intend to apply to list our ordinary shares in the U.S. on the NYSE American and may also list in Brazil on the B3. Trading in our ordinary shares on these markets will take place in different currencies (U.S. dollars on the NYSE American and Brazilian real on the B3), and at different times (due to differences in trading days and public holidays between the United States and Brazil). The trading prices of our ordinary shares on these two markets may differ due to these and other factors. Any decrease in the price of our ordinary shares on the B3 could cause a decrease in the trading price of our ordinary shares on the NYSE American. Investors could seek to sell or buy our ordinary shares to take advantage of any price differences between the two markets through a practice referred to as arbitrage. Any arbitrage activity could create unexpected volatility in both the trading prices on one exchange and the ordinary shares available for trading on the other exchange. In addition, the dual listing of the ordinary shares may reduce the liquidity of the ordinary shares in one or both markets and may adversely affect the development of an active trading market for the ordinary shares in the United States.

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You will experience immediate and substantial dilution in the net tangible book value of ordinary shares purchased.

The initial public offering price of our ordinary shares is substantially higher than the (pro forma) net tangible book value per share of our ordinary shares. Consequently, when you purchase our ordinary shares in the offering and upon completion of this offering, you will incur immediate dilution of $        per ordinary share, based on the assumed initial public offering price of $          . In addition, you may experience further dilution to the extent that additional ordinary shares are issued upon the exercise of currently outstanding warrants or options or upon the exercise of warrants or options we may grant from time to time in the future. For more information, please refer to the section of this prospectus entitled “Dilution.”

We currently do not expect to pay dividends in the foreseeable future after this offering and you must rely on price appreciation of our ordinary shares for a return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings after this offering to fund our development and growth. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our ordinary shares as a source for any future dividend income.

Our Board has complete discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our Board decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from the operating entities, our financial condition, contractual restrictions and other factors deemed relevant by our Board. Accordingly, the return on your investment in our ordinary shares will likely depend entirely upon any future price appreciation of our ordinary shares. There is no guarantee that our ordinary shares will appreciate in value after this offering or even maintain the price at which you purchased the ordinary shares. You may not realize a return on your investment in our ordinary shares and you may even lose your entire investment in our ordinary shares. See “Dividend Policy” for more information.

There is a risk that we will be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our current or future taxable year, which could result in adverse U.S. federal income tax consequences for U.S. Holders of our ordinary shares.

In general, we will be treated as a passive foreign investment company (“PFIC”) for any taxable year in which either (1) at least 75% of our gross income (looking through certain 25% or more-owned subsidiaries) is passive income or (2) at least 50% of the average value of our assets (looking through certain 25% or more-owned subsidiaries) is attributable to assets that produce, or are held for the production of, passive income. Cash is generally a passive asset. Goodwill is active to the extent attributable to activities that produce or are intended to produce active income. Passive income generally includes, without limitation, dividends, interest, rents, royalties, and gains from the disposition of passive assets. As of the date hereof, we have not made a determination of our PFIC status for our fiscal year ended March 31, 2025. Further, based on our operating history and the projected composition of our income and valuation of our assets, including goodwill, it is uncertain whether we will be a PFIC for our current taxable year or in future taxable years. Our PFIC status is subject to a number of uncertainties, and therefore neither we nor our tax advisors can provide any assurances regarding our current or future PFIC status.

If we are a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder (as defined in the Section of this prospectus captioned “U.S. Federal Income Tax Considerations”) of our securities, we generally would continue to be treated as a PFIC with respect to that U.S. Holder for all succeeding years during which the U.S. Holder holds our securities, even if we ceased to meet the threshold requirements for PFIC status. Such a U.S. Holder may be subject to increased U.S. federal income tax liability (including ineligibility for any preferential tax rates on capital gains or on actual or deemed dividends, interest charges on certain taxes treated as deferred) and may be subject to additional reporting requirements. A U.S. Holder may, in certain circumstances, make a timely qualified electing fund (“QEF”) election or a mark-to-market election to avoid or minimize the adverse tax consequences described above. However, we currently have not determined whether we will prepare or provide information necessary for a U.S. Holder to make a QEF election if we determine that we are a PFIC. We urge U.S. Holders to consult their tax advisors regarding the possible application of the PFIC rules in light of their individual circumstances.

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Future issuances of our ordinary shares could dilute the interests of existing shareholders.

We may issue additional ordinary shares in the future, including upon the exercise of the warrants we have granted to St. James Place Limited, International Mineral Corporation Holdings, Rhino Mining Limited and Americas Rare Earth Holdings Ltd. Assuming the exercise in full of all outstanding warrants, and the Royalty Option (as defined herein), Francesco Scolaro (through International Mineral Corporation Holdings and Americas Rare Earth Holdings Ltd), St. James Place Limited, and Rhino Mining Limited will beneficially own approximately 98.5% of our ordinary shares after the completion of this offering. Other shareholders, including public shareholders participating in this offering, will hold approximately 1.5%. The issuance of a substantial number of ordinary shares could have the effect of substantially diluting the interests of our shareholders. In addition, the sale of a substantial amount of ordinary shares in the public market, in the initial issuance, in a situation in which we acquire a company, a business or an asset and the acquired company or the owner of the business or asset receives ordinary shares as consideration and the acquired company or the owner of the business or asset subsequently sells its ordinary shares, or by investors who acquired such ordinary shares in a private placement, could have an adverse effect on the market price of our ordinary shares.

Future issuances of debt securities, which would rank senior to our ordinary shares upon our bankruptcy or liquidation, and future issuances of preferred shares, which could rank senior to our ordinary shares for the purposes of dividends and liquidating distributions, may adversely affect the level of return you may be able to achieve from an investment in our ordinary shares.

In the future, we may attempt to increase our capital resources by offering debt securities. Upon bankruptcy or liquidation, holders of our debt securities, and lenders with respect to other borrowings we may make, would receive distributions of our available assets prior to any distributions being made to holders of our ordinary shares. Moreover, if we issue preferred shares, the holders of such preferred shares could be entitled to preferences over holders of ordinary shares in respect of the payment of dividends and the payment of liquidating distributions. Because our decision to issue debt or preferred shares in any future offering, or borrow money from lenders, will depend in part on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of any such future offerings or borrowings. Holders of our ordinary shares must bear the risk that any future offerings we conduct or borrowings we make may adversely affect the level of return, if any, they may be able to achieve from an investment in our ordinary shares.

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

Our management will have broad discretion in the application of the net proceeds, including for any of the purposes described in the section entitled “Use of Proceeds,” and you will not have the opportunity as part of your investment decision to assess whether the net proceeds are being used appropriately. Because of the number and variability of factors that will determine our use of the net proceeds from this offering, their ultimate use may vary substantially from their currently intended use. The failure by our management to apply these funds effectively could harm our business.

Future sales of ordinary shares by existing shareholders, including sales pursuant to the Resale Prospectus, may adversely affect the market price of our ordinary shares.

As a relatively small-capitalization company with relatively small public float we may experience greater ordinary share price volatility, extreme price run-ups, lower trading volume and less liquidity than large-capitalization companies. The ordinary shares registered for resale as part of the Resale Prospectus, once registered, will constitute a considerable percentage of our public float. Sales of a substantial number of our ordinary shares in the public market could occur at any time, including sales by our largest shareholders such as Mr. Scolaro and Rhino Mining Limited. The sales of a substantial number of registered shares could result in a significant decline in the public trading price of our ordinary shares and could impair our ability to raise capital through the sale or issuance of additional ordinary shares. We are unable to predict the effect that such sales may have on the prevailing market price of our ordinary shares. Despite any potential decline in the public trading price of our ordinary shares, the Resale Shareholder may still experience a positive rate of return on its ordinary shares due to the lower price that it acquired the ordinary shares for compared to other public investors, and may be incentivized to sell its ordinary shares when others are not.

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INDUSTRY OVERVIEW

REE are crucial enablers of modern technologies spanning transportation, electronics, and robotics that have permeated modern society. REE are used in hundreds of different ways for commercial, industrial, social, medical, and environmental applications. In the last several decades, modern technology and industry has come to depend on REE, and REE have proven to be difficult to replace.

The REE group includes 17 elements, primarily the 15 lanthanide elements:

●	Light REE, or LREE – lanthanum, cerium, praseodymium, neodymium and promethium;
●	Medium REE – samarium, europium and gadolinium;
●	Heavy REE, or HREE – terbium, dysprosium, holmium, erbium, thulium, ytterbium and lutetium are considered “heavy” REE.

Two additional elements, yttrium and scandium, are often classified as HREE although they are not lanthanides. Depending upon the rare earth-bearing mineral, the relative abundance of light, medium and heavy REE will differ. The Itarantim Deposit primarily contains allanite, monazite and related minerals in which HREE tend to be dominant.

According to Adamas Intelligence Inc., total magnet-related rare earth oxide demand is forecasted to increase at a CAGR of 8.4% by 2040, with prices projected to increase at CAGRs of 4.0% to 5.5% over the same period (Adamas Intelligence Inc., Global market for magnet rare earth oxides to increase 7-fold by 2040 (January 2026)). REOs are compounds of REEs that occur naturally in minerals, but are unusable without industrial processing. To produce usable REOs, ores are mined, concentrated, and chemically treated through acid leaching, solvent extraction, and ion exchange to separate and purify individual elements. Once purified, REOs are converted into rare earth metals through chemical reduction processes, which are critical inputs in technologies such as electric vehicles, robotics, renewable energy generation and storage, consumer products, medical devices and defense systems.

43

CAPITALIZATION AND INDEBTEDNESS

The following table sets forth our cash and cash equivalents, debt, and capitalization as of March 31, 2026, and assumes the issuance of                 ordinary shares at the initial public offering price of           per ordinary share, less estimated underwriting fees of            %, advisory fees and offering expenses, and does not reflect the underwriters’ over-allotment option:

	Actual	Pro Forma
Cash and cash equivalents	$2,726,252
Debt:
Warrant liability	3,785,924
Loans from related party (long term)	2,877,995
Royalty option liability	2,273,000
Trade and other payables	679,794
Amounts due to related parties	371,050
Total debt	9,987,763

Stockholders’ equity (deficit):
Share Capital	-
Share premium	1,087,486
Capital reserves	387,321
Accumulated losses	(8,568,385)
Total stockholders’ equity (deficit)	(7,093,578)
Total capitalization	$2,894,185

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DILUTION

If you invest in our ordinary shares, your interest will be diluted for each ordinary share you purchase to the extent of the difference between the initial public offering price per ordinary share and our net tangible book value per ordinary share after this offering. Dilution results from the fact that the initial public offering price per ordinary share is substantially in excess of the net tangible book value per ordinary share attributable to the existing shareholders for our presently outstanding ordinary shares.

The authorized share capital of the Company is             shares of $              par value. The pro forma net tangible book value of IMC Rare Earths Ltd before this offering as of             , 2026 was approximately negative $         million, or negative $          per ordinary share. Net tangible book value represents the amount of our total tangible assets, less the amount of our total consolidated liabilities, divided by the total number of ordinary shares outstanding. Dilution is determined by subtracting the as adjusted net tangible book value per ordinary share from the assumed initial public offering price per ordinary share and after deducting the estimated discounts to the underwriters and the estimated offering expenses payable by us.

After giving further effect to the sale of ordinary shares in this offering at an assumed initial public offering price of $      per ordinary share, which is the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts, advisory fee and estimated offering expenses payable by us, our as adjusted net tangible book value as of           , 2026 is approximately $             million, or approximately $        per ordinary share. This represents an immediate increase in as adjusted net tangible book value per ordinary share of $               to our existing shareholders and an immediate dilution in as adjusted net tangible book value per ordinary share of approximately $          to new investors purchasing ordinary shares in this offering. The following table illustrates this dilution on a per ordinary share basis:

	No Exercise of Over-allotment Option	Full Exercise of Over-allotment Option
Assumed initial public offering price	$	$
Net tangible book value per ordinary share as of , 2026	$	$
Increase in net tangible book value per ordinary share attributable to existing shareholders after this offering	$	$
Pro forma as adjusted net tangible book value per ordinary share after this offering	$	$
Dilution per ordinary share to new investors in this offering	$	$

If the underwriters exercise their over-allotment option in full, the pro forma as adjusted net tangible book value per ordinary share after this offering would be $          , the increase in net tangible book value per ordinary share to existing shareholders would be $             , and the immediate dilution in net tangible book value per ordinary share to new investors in this offering would be $          .

The table and discussion above are based on             ordinary shares outstanding after this offering and          after a full exercise of the over-allotment option.

To the extent that we issue additional ordinary shares in the future, there will be further dilution to new investors participating in this offering.

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USE OF PROCEEDS

We estimate that we will receive approximately $                million of net proceeds from this offering (or approximately $                million if the underwriters exercise in full their over-allotment option), after deducting the estimated underwriting discounts, advisory fee, non-accountable expense allowance and the estimated offering expenses payable by us and based upon an assumed initial public offering price of $              per ordinary share, which is the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus, of approximately $              million.

The principal purposes of this offering are to provide capital to the Company to carry out planned exploration work at the Itarantim Project. We currently intend to use the net proceeds of this offering to fund exploration and development activities, licensing, permitting and reporting, general and administrative expenses and for working capital.

The following table sets forth the intended use of net proceeds from this offering:

	Use of Proceeds	Percentage
Exploration and development of the Itarantim Project	$		%
Licensing, Permitting and Reporting expenses	$		%
General and administrative expenses	$		%
Other general working capital purposes	$		%
Total	$	100%

The foregoing represents our current intentions based upon our present plans and business conditions to use and allocate the net proceeds of this offering. Our management, however, will have significant flexibility and discretion to apply the net proceeds of this offering, in particular with regard to the application of the net proceeds in the category of “exploration and development activities.” Depending on the outcome of our business activities and other unforeseen events, our plans and priorities may change and we may apply the net proceeds of this offering in different proportions than we currently anticipate. We estimate that we will utilize approximately $            of the net proceeds for future direct or indirect exploration and development activities on the Itarantim Project.

Business Objectives

After the completion of this offering, we expect to pursue our primary business objective – to conduct value driving exploration in order to enhance and grow the estimated mineral resources at the Itarantim Project so that it can be advanced through economic assessment and study in order to support detailed feasibility and advancement of mine planning and development. In particular, we plan to drill an additional 175 holes to delineate both an increase in TREO and contained MREO into the inferred category. Our goal for additional resource definition drilling at the Itarantim Project is to delineate a further 650 MT of TREO and an additional 200 MT of high-grade resource within existing and new MREO domains. In addition, we may in the future investigate and execute on opportunities to acquire additional rare earth projects. The initial cost of such exploration and project advancement is set out above and may vary as the Itarantim Project progress. The approximate amount of time spent on this resource definition drilling will also vary with the success of these exploration efforts, and is currently estimated to be approximately nine months. The long-term feasibility of developing the Itarantim Project into a profitable mining operation will in part be directly related to the costs and success of our exploration programs, which may be affected by a number of factors. See “Risk Factors”.

No Positive Operating Cash Flow

We had no positive operating cash flow for the year ended March 31, 2026 or the year ended March 31, 2025. If we continue to have no positive cash flow into the future, net proceeds may need to be allocated to fund our operations. We anticipate we will have negative cash flow from operating activities in foreseeable future periods. We are dependent on the sale of equity capital and/or access to credit in order to finance our exploration operations. See “Risk Factors”.

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SHARE ADJUSTMENT

On May 12, 2026, we effected a 100,000 for 1 share adjustment to increase the number of our outstanding ordinary shares. The ownership interest in IMC by our shareholders—including Rhino Mining Limited, St. James Place Limited, and International Mineral Corporation Holdings Ltd—were not affected by the share adjustment. Unless otherwise indicated, and other than the consolidated financial statements and the related notes included elsewhere in this prospectus, the number of ordinary shares of IMC presented in this prospectus is adjusted to reflect the share adjustment.

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DIVIDEND POLICY

We have never declared or paid any cash dividends on our ordinary shares, and we do not intend to pay any cash dividends in the foreseeable future. Our Board has complete discretion in deciding whether to distribute dividends, subject to certain restrictions under Cayman Islands law, namely that our company may only pay dividends out of profits or share premium, and provided always that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our Board. Even if our Board determines to pay dividends, the timing, amount and form of future dividends, if any, and will depend on many factors, including our financial condition, results of operations, liquidity, earnings, projected capital and other cash requirements, legal requirements, restrictions in the agreements governing any indebtedness we may enter into, our business prospects and other factors that our Board deems relevant.

Any dividends to be paid by us are not subject to taxation in the Cayman Islands under current laws and regulations. See “Taxation—Cayman Islands Tax Considerations.”

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

The following discussion of the Company’s financial condition and results of operations should be read together with the Company’s audited consolidated financial statements for fiscal year ended March 31, 2026 and 2025, each prepared in accordance with IFRS and the related notes and the other financial information included elsewhere in this prospectus. Amounts for subtotals, totals and percentage variances included in tables may not sum or calculate using the numbers as they appear in the tables due to rounding. This discussion contains forward-looking statements that involve significant risks and uncertainties. The Company’s actual results, performance and achievements could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those discussed below and elsewhere in this prospectus, particularly under “Risk Factors” and “Cautionary Note Regarding Forward-looking Statements.”

Overview

We are an exploration stage company, and our main project is currently the Itarantim Project. We have no operating revenues and do not anticipate generating revenues for the foreseeable future. The Itarantim Project is a rare earth element (“REE”) exploration project located in the States of Bahia and Minas Gerais, Brazil. See “Business—Property, Plants and Equipment” for further information regarding the Itarantim Project. We may also in the future evaluate and acquire additional interests in rare earth element projects. We are in the pre-revenue development stage and have not yet commenced any mining operations. As we are in the exploration stage, our expenses primarily consist of geological studies, drilling programs, and related administrative costs.

Exploration and Development Plans

Our plan of operations for the next few years includes continuing our exploration of the Itarantim Project and commencing primary construction of the infrastructure of the Itarantim Project. We also may in the future evaluate and acquire additional interests in other REE projects.

Once our operations commence, our operating activities will be focused on the extraction and processing of REE from the Itarantim Project and selling and distributing the processed REE. We hold all of the mineral rights for the Itarantim Project through our wholly-owned local subsidiary in Brazil, Niobium Brazil Importação e Exportação Ltda., and such mineral rights are registered with the ANM. The Research Permits grant the right to access the land for which the permits cover. The right to access the land does not confer control or economic benefits. This includes all of the land on which our proposed mine and processing infrastructure will be constructed. For additional information, see “Business—Regulatory Overview—Brazilian Mining Regulations,” Business—Land Access,” and “The Itarantim Project.”

Results of Pre-Operation Development Activities

The following discussion and analysis of our financial condition and results of operations for the years ended March 31, 2026 and 2025 should be read in conjunction with our audited consolidated financial statements and the related notes for the years ended March 31, 2026 and 2025.

Year ended March 31, 2026 compared to year ended March 31, 2025

(USD)	For the Years ended March 31,
	2026	2025
Operations Data:
Exploration and evaluation expenses	$(1,270,257)	$(1,774,102)
General and administrative expenses	(1,920,709)	(156,039)
Operating loss	(3,190,966)	(1,930,141)
Finance cost	(167,757)	(134,193)
Gains on fair value changes	201,590	-
Loss before tax	(3,157,133)	(2,064,334)
Income tax expenses	˗	˗
Loss for the year	(3,157,133)	(2,064,334)

Total comprehensive loss for the year	(3,157,133)	(2,064,334)
Loss per share attributable to the ordinary equity holders of the company:
Basic/diluted loss per share	(0.03)	(0.02)

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Exploration and evaluation expenses

For the year ended March 31, 2026, we incurred exploration and evaluation costs of $1.3 million compared to $1.8 million for the year ended March 31, 2025. These costs relate to geological consulting services including geological mapping, geochemical sampling, exploratory drilling, preliminary metallurgical test work, and the estimation of a mineral resource. The costs decreased year-over-year due to less drilling activity during the year ended March 31, 2026, despite the project continuing to gain momentum. Given the early stage of the project and the uncertainties of success, management have expensed all exploration and evaluation expenses as per the guidance under IFRS 6.

General and administrative expenses

General and administrative expenses were $1.9 million for the year ended March 31, 2026 compared to $0.2 million for the year ended March 31, 2025. General and administrative costs increased in the year ended March 31, 2026 as we prepared for the pending IPO which resulted in an increase of audit fees, legal fees and other professional fees. There are currently no employees, however, Mr. Scolaro was engaged as a contractor during the year ended March 31, 2026 for $0.3 million. There was no such cost in the year ended March 31, 2025.

Finance costs

We incurred finance costs of $0.2 million for the year ended March 31, 2026 compared to $0.1 million for the year ended March 31, 2025. The cost relates to an imputed interest charge on the related party loan that is advanced with a zero interest charge. The imputed interest is calculated in accordance with IFRS 9.

Gains on fair value changes

On November 11, 2025, we entered into a subscription agreement with SJP that provides for SJP to acquire 1% of our issued share capital and warrants for $5 million (the “SJP Warrants”). The subscription was completed on December 1, 2025, with 11 ordinary shares issued to SJP and 5,000,000 warrants granted to SJP with an exercise price of $15 per warrant. The SJP Warrants, if fully exercised, convert into 15% our issued ordinary share capital at the time of exercise. If the SJP Warrants are not fully exercised the ordinary shares will be issued on a pro rata basis. The SJP Warrants have a maturity date of December 1, 2028. The SJP Warrants also include a contingent settlement provision triggered by a change of control event. Under this provision, any unexercised SJP Warrants are automatically exchanged for ordinary shares equivalent to 15% of the Company’s issued ordinary share capital immediately prior to the event, without payment of the exercise price or any other consideration. The fair value of the instrument between issue date and March 31, 2026 was $0.1 million.

On December 1, 2025, we granted Havilah the right to exchange the royalty interest for ordinary shares, cash, or a combination thereof, of IMC (the “Royalty Option”). Upon exercise of the Royalty Option, the number of IMC common shares issuable to Havilah shall be equal to the value of the royalty, discounted at a rate of eight percent, divided by the volume-weighted average price per IMC common shares for the thirty trading days immediately preceding. Management has determined that the royalty option agreement meets the definition of a derivative financial instrument under IFRS 9 due to its variable settlement features and dependency on underlying royalty values. The fair value of the instrument between issue date and March 31, 2026 was $0.1 million.

There was no warrant liability and royalty option liability during the year ended March 31, 2025.

Our total comprehensive loss was $3.2 million for the year ended March 31, 2026 compared to $2.1 million for the year ended March 31, 2025.

Trend Information

Because we are still in the pre-revenue development stage and have not yet commenced any mining operations, we are unable to identify any recent trends in our revenue or expenses, including any known trends relating to uncertainties, demands, commitments or events involving our business that are reasonably likely to have a material effect on our revenues, income from operations, profitability, liquidity or capital resources, or that would cause the financial information in this prospectus to be indicative of future operating results or financial condition.

Liquidity and Capital Resources

Overview

We commenced operations without company bank accounts and as such, expenses were initially paid directly by Francesco Scolaro which resulted in a related party loan balance of $2.9 million at March 31, 2026 compared to $2.5 million at March 31, 2025. We now have a banking relationship with Santander Bank and Pictet Group and expenses are now, in the main, being paid from these accounts.

As of March 31, 2026, we had cash and cash equivalents of $2.7 million as compared to $296 as of March 31, 2025 and an outstanding loan from Mr. Scolaro of $2.9 million as of March 31, 2026 as compared to $2.5 million as of March 31, 2025. During the year ended March 31, 2026, we received an equity investment of $5.0 million from St. James Place of which $1.4 million was used to repay a portion of the loan from Mr. Scolaro. The loan is advanced with zero interest charge and is due to be repaid in full by June 30, 2027. There are also balances due to other related parties controlled by Mr. Scolaro that amount to $0.4 million as of March 31, 2026 and March 31, 2025. These amounts are outstanding with no interest charge.

We will require additional financing to continue exploration activities and to advance projects. It is anticipated that the cash we currently hold together with the loan facility with Mr. Scolaro will be sufficient to fund the Company through this offering.

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Cash Flows

The following table summarizes our cash flow data and cash and cash equivalents for the years ended March 31, 2026 and 2025:

(USD)	For the Years ended March 31,
	2026	2025
Cash flows from operating activities
Loss for the year	$(3,157,133)	$(2,064,334)
Adjustments:
Finance costs	184,172	134,193
Gains on fair value changes	(201,590)	-
Increase in prepayments	(117,156)	-
Increase in trade and other payables	621,620	58,174
Increase in amounts due to related parties	(30,627)	324,230
Net cash outflow from operating activities	(2,700,714)	(1,547,737)
Cash flows from financing activities
Loans from related party	426,670	1,548,033
Issuance of shares and warrants	5,000,000
Net cash inflow from financing activities	5,426,670	1,548,033
Net increase in cash and cash equivalents	2,725,956	296
Cash (at beginning of period)	296	˗
Cash and cash equivalents (at end of period)	2,726,252	296
Cash and cash equivalents comprised of:
Cash	9,303	296
Marketable securities	2,716,949	-
	2,726,252	296

Cash Flows from Operating Activities

Cash outflows from operating activities were $2.7 million for the year ended March 31, 2026 compared to outflows of $1.5 million for the year ended March 31, 2025. Of the operating cash outflows incurred during the year ended March 31, 2026, $1.3 million consisted of evaluation and explorations costs compared to $1.4 million for the year ended March 31, 2025. Other operating outflows during the year ended March 31, 2026 related to audit, legal and professional fees in relation to the IPO together with a fee paid to Mr. Scolaro of $0.3 million.

Cash Flows from Investing Activities

There were no material cash flows from investing activities during the years ended March 31, 2026 or 2025.

Cash Flows from Financing Activities

Total cash inflows from financing activities were $5.4 million during the year ended March 31, 2026 compared to inflows of $1.5 million during the year ended March 31, 2025. Our cash flows from financing activities in the year ended March 31, 2026 were from a zero interest-based loan from Mr. Scolaro and the subscription of $5 million from St. James Place Ltd.

Critical Accounting Policies; Estimates

We prepare our consolidated financial statements in accordance with IFRS, which requires us to make judgments, estimates, and assumptions. We continually evaluate these judgements, estimates and assumptions based on the most recently available information, historical experience, and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in our estimates. Some of our accounting policies require a higher degree of judgment than others in their application and require us to make significant accounting estimates.

The following descriptions of significant accounting policies, judgments, and estimates should be read in conjunction with our consolidated financial statements and other disclosures included in this prospectus. When reviewing our consolidated financial statements, you should consider (i) our selection of significant accounting policies, (ii) the judgments and other uncertainties affecting the application of such policies, and (iii) the sensitivity of reported results to changes in conditions and assumptions.

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Exploration and Evaluation Expenditures

IFRS 6 provides guidance on the accounting of exploration and evaluation expenditures, and in particular if such expenditures should be capitalized or expensed. In order to determine the treatment, IFRS 6 provides the below criteria:

a)	Expensed as incurred; or

b)	Partially or fully capitalized, and recognized as an exploration and evaluation asset if the below requirements are satisfied:

a.	The rights to tenure of the area of interest are current; and

b.	At least one of the following conditions is met:

i.	the exploration and evaluation expenditures are expected to be recouped through successful development and exploitation of the area of interest, or alternatively, by its sale; and

ii.	exploration and evaluation activities in the area of interest have not at the end of the reporting period reached a stage which permits a reasonable assessment of the existence or otherwise of economically recoverable reserves, and active and significant operations in, or in relation to, the area of interest are continuing.

Given the early stages of our business and the uncertainties associated with our success, our management has taken the approach to expense all exploration and evaluation costs incurred during the years ended March 31, 2026 and 2025.

Business Combinations Under Common Control

We have expanded as a group through the introduction of new legal entities that were owned by a common controlling shareholder, Mr. Scolaro. As such our consolidated financial statements reflect a position that the existing structure has been in place throughout the years ended March 31, 2026 and 2025. As such, the reserves are fully reflected and no goodwill is calculated when new entities, under common control, have joined the IMC group structure. This presentation ensures comparability and reflects the continuity of entities under common control.

As of March 31, 2025, IMC Cayman, NBI, IMC Brazil, IMC St Vincent and Ionic have been combined in the financial statements to show continuity of entities under common control and present the Group as it would look once the reorganization had been complete with IMC Cayman being incorporated as the parent to the Group and Ionic being transferred from another entity controlled by Mr. Scolaro. As of March 31, 2026, after the completion of the reorganization, IMC Cayman, NBI, IMC Brazil, IMC St Vincent and Ionic have been consolidated in the financial statements.

Determination of Market Interest Rate for Shareholder Loan

In determining the fair value of the loan from a related party at initial recognition, management was required to estimate the market interest rate that would apply to an equivalent loan provided by an unrelated lender under similar terms and conditions. This involved the exercise of significant judgement, as there are no directly observable market rates for financing arrangements of this nature, particularly given the related party relationship and the absence of contractual interest.

Management considered factors such as the IMC group’s credit risk profile, prevailing market lending rates within the rare earth mineral mining industry, the maturity of the business and the IMC group’s access to alternative sources of funding. The rate applied represents management’s best estimate of a market-based rate of interest at the reporting date.

SJP Warrants

In the process of classifying SJP Warrants (as defined herein), management has made various judgments. Judgment is needed to determine whether the instrument on initial recognition is classified as a financial liability or an equity instrument in accordance with the substance of the contractual arrangement and the definitions of a financial liability and an equity instrument. In making its judgment, management considered the detailed criteria and related guidance for the classification of financial instruments as set out in IAS 32.

SJP Warrants are classified as a financial liability on the basis that they do not meet the fixed-for-fixed condition due to the contingent settlement provision triggered by a change of control event.

Royalty Options

On September 25, 2025, Niobium entered into a royalty agreement with Havilah, which entitles Havilah to 3.5% of the gross proceeds of all minerals produced and sold from IMC’s properties, in perpetuity. On December 1, 2025, we granted Mineradora Havilah Importação e Exportação Ltda. (“Havilah”), a Brazilian entity indirectly wholly-owned by Mr. Scolaro, the right to exchange its royalty interest for common shares, cash, or a combination thereof, of IMC (the “Royalty Option”). Upon exercise of the Royalty Option, the number of IMC common shares issuable to Havilah shall be equal to the value of the royalty, discounted at a rate of eight percent, divided by the volume-weighted average price per IMC common shares for the thirty trading days immediately preceding, with a value floor of ten (10%) percent of the aggregate market value of IMC at the date of IMC’s IPO. Management has determined that the royalty option agreement meets the definition of a derivative financial instrument under IFRS 9 due to its variable settlement features and dependency on underlying royalty values.

Recently Released Accounting Standards

A description of recently issued accounting pronouncements that may potentially impact our consolidated balance sheet and consolidated results of operations is disclosed in Note 2 to our audited consolidated financial statements included elsewhere in this prospectus.

Going Concern

Our consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. Our ability to continue as a going concern is contingent upon our ability to raise additional capital as required.

We incurred a net loss of approximately $3.2 million and $2.1 million for the years ended March 31, 2026 and 2025, respectively, and as of March 31, 2026, we had a total deficit of approximately $7.1 million.

We will require additional financing for working capital and the continuing development of the Itarantim Project, as well as to repay our trade payables. As a result of our continuing operating losses, our continuance as a going concern is dependent upon our ability to obtain adequate financing to pay our current obligations, finance our development activities, and reach profitable levels of operation. It is not possible to predict whether any financing efforts will be successful or if we will obtain the necessary financing. We have previously been successful in raising the necessary financing to continue our operations in the normal course, and in November 2025 we obtained a $5 million investment from SJP that we believe, together with the loan facility for $5 million from Mr. Scolaro, is sufficient to fund our operations through the earlier of twelve months from the date of the signing of our consolidated financial statements or the consummation of this offering.

To date, we have generated no cash from operations and negative cash flows from operating activities. All costs and expenses in connection with our formation, development, legal fees and administrative support have been funded by our borrowings from Mr. Scolaro and the investment from SJP. We intend to finance our operations through additional equity and debt financings.

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Inflation

Because we conduct our business through our local subsidiaries in Brazil, IMC Rare Earths Participações Ltda. and Niobium, we are exposed to inflation rates in Brazil. The Brazilian inflation rate as of March 31, 2026 of 4.1% was marginally higher than the central bank target of 3% but materially lower than prior periods when the inflation rate was in the double digits. However, we cannot predict future inflationary pressures and persistent high rates of inflation may have a material adverse effect on our results of operations.

Impact of Foreign Currency Fluctuations on Results

Currently, our largest expense items are denominated in our reporting and functional currency of U.S. dollars. We also raise capital in U.S. dollars and expect future revenues to be denominated in U.S. dollars.

Capital Expenditures

As of March 31, 2026 we have not incurred any capital expenditures, capitalized any evaluation or exploration costs, or recognized any research and development expenditure as an internally generated intangible asset.

Indebtedness

As of March 31, 2026, we have an unsecured loan from Francesco Scolaro that bears no interest (0% per annum) and is due to be repaid by June 30, 2027, but is contingent on the group having sufficient available cash flow and will be called only when management determines that funds are available to repay. The terms reflect a concessionary arrangement to support the group’s liquidity.

Off Balance Sheet Arrangements

As of March 31, 2026, we had the below off-balance sheet arrangements:

On June 25, 2025, IMC and Niobium entered into an offtake agreement with Havilah, whereby Niobium granted Havilah, the Brazilian entity indirectly wholly-owned by Mr. Scolaro, the right to fifty percent (50%) of all minerals extracted from IMC’s properties, together with the option to purchase an additional twenty five percent (25%), each at a price based on the monthly average spot or settlement price of the minerals on Fastmarkets. Management has determined that the offtake agreement qualifies for the own use scope exemption under IFRS 9 and is therefore accounted for as an executory contract under IFRS 15, with revenue recognized when the corresponding performance obligation is satisfied.

On September 25, 2025, Niobium entered into a royalty agreement with Havilah, which entitles Havilah to 3.5% of the gross proceeds of all minerals produced and sold from IMC’s properties, in perpetuity. Management has determined that the royalty agreement qualifies for the own use scope exemption under IFRS 9 and is therefore accounted for as an executory contract under IFRS 15, with royalty recognized when the corresponding performance obligation is satisfied.

On May 15, 2026, we entered into an amended warrant agreement with Americas Rare Earths Holdings Ltd (“Americas Holdings”), the parent company of Havilah, to issue Americas Holdings warrants exercisable from grant date through the five-year anniversary of the IPO, representing in aggregate 20% of the Company’s fully diluted equity immediately prior to the IPO, structured in four equal 5% tranches with exercise prices equivalent to the IPO offering price plus a 10%, 20%, 30% or 40% premium. Up to the date of these consolidated financial statements, no warrants have been issued and accordingly, no accounting treatment is required.

Contractual Obligations

As of March 31, 2026, we had no contractual obligations.

Recent Developments

On May 8, 2026, the Company amended the SJP Warrant Agreement dated December 1, 2025, with SJP to clarify that the warrants, if exercised in full, shall convert into such number of ordinary shares representing 15% of the fully diluted ordinary shares of the Company outstanding immediately prior to exercise, instead of issued ordinary share capital of the Company outstanding immediately prior to the exercise. This amendment replaces the prior clause and has no effect on the consolidated financial statements for the year ended March 31, 2026.

On May 12, 2026, the authorized share capital of the Company increased from US$50,000 divided into 500,000,000 shares of US$0.0001 par value each to US$200,000 divided into 2,000,000,000 shares of US$0.0001 each and bonus shares are issued at par value in the ratio of 100,000 bonus shares to one existing share. The number of outstanding ordinary shares after the bonus issue was 101,100,000.

On May 15, 2026, the Company entered into an amended warrant agreement with Americas Rare Earths Holdings Ltd (“Americas Holdings”), the parent company of Havilah, to issue Americas Holdings warrants exercisable from grant date through the five-year anniversary of the IPO of the Company, representing in aggregate 20% of the Company’s fully diluted equity immediately prior to the IPO, structured in four equal 5% tranches with exercise prices equivalent to the IPO offering price plus a 10%, 20%, 30% or 40% premium per ordinary share, respectively. Up to the date of these consolidated financial statements, no warrants have been issued and accordingly, no accounting treatment is required.

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BUSINESS

Overview

We are a mineral exploration and development company, and our main REE project is the Itarantim Project located in the States of Bahia and Minas Gerais, Brazil. Drilling on this IAC REE deposit has identified a mineral resource of 1.1 billion MT with an average grade of 1,233 ppm TREO. We have no operating revenues and do not anticipate generating revenues for the foreseeable future. We were incorporated on September 19, 2025 in the Cayman Islands as IMC Rare Earths Ltd.

We are developing rare earth mining projects in Brazil with a focus on exploration, development and long-term supply of certain REEs. We are seeking to establish one of the largest high-grade MREE deposits outside of China and Myanmar, with the ability to supply to rare earth metal markets in the United States and Europe. Based on our exploration results to date, we believe we have the potential to integrate the Itarantim Project into an emerging U.S. rare earth supply chain by supplying our target markets’ growing demand for MREOs.

The reported tonnage and grade reflect the geological block model and are expressed as tonnes and grade (ppm TREO) in the ground. The resource is constrained by a mineralised envelope defined at a statistical threshold of approximately 630 ppm TREO, which distinguishes mineralised material from surrounding lower-grade zones.

No adjustments have been made to the reported Mineral Resource for mining recovery, dilution, metallurgical recovery, payability, or other economic modifying factors. These factors have been considered separately to support reasonable prospects for eventual economic extraction, including the derivation of the cut-off grade, but have not been applied to the reported resource.

Accordingly, the Mineral Resource is reported on an in-situ basis in compliance with Item 1304(d)(1) of Regulation S-K.

The Itarantim Project is centered at approximately 15°41′ S latitude and 40°09′ W longitude (WGS 84).

Magnet Rare Earths Overview

REE are essential inputs for advanced technologies that enable and power modern innovation in transportation systems, consumer electronics, renewable energy infrastructure and industrial automation. The so-called MREEs—Nd, Pr, Dy and Tb—are critical for manufacturing high-performance permanent magnets used in advanced technologies, including semiconductors, drones, military targeting systems, electric vehicles, wind turbines and other advanced electronics, such as smart phones, computer hard drives, data center components, robotics and automation and data storage.

Heavy Rare Earths

DyTb plays a critical role in improving the thermal stability and magnetic coercivity of permanent magnets. These properties enable magnets to maintain their strength even at elevated temperatures, which is important for applications that operate in high-heat environments. DyTb enhances a magnet’s ability to withstand thermal stress, which allows for enhanced efficiency and durability of the applications that utilize the magnet.

Dy is primarily used in high-performance permanent magnets, especially those found in electric vehicle motors, wind turbine generators and industrial robotics. Dy enhances magnetic coercivity, enabling magnets to retain their strength at high temperatures, which makes Dy important in applications where heat resistance and long-term performance are critical.

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Tb is used in smaller amounts within permanent magnets to further improve thermal stability and magnetic strength under significantly stressful conditions. Tb is also used in solid-state devices, fluorescent lighting and as a green phosphor in display technologies. Its ability to modulate magnetic and optical properties makes it a versatile material in advanced electronics and clean energy systems.

Light Rare Earths

NdPr is highly valued for its use in generating strong magnetic fields and high energy densities within permanent magnets. NdPr is primarily used in NdFeB permanent magnets for electric machines such as EV traction motors, wind power generators, drones, robotics, electronics and a growing list of other applications. NdPr enables high magnetic performance with excellent efficiency, which is fundamental to the operation of clean energy technologies and advanced industrial applications.

Nd is used in high-performance permanent magnets, such as NdFeB magnets, which are widely used in electric vehicles, wind turbines, and a range of consumer electronics. Nd provides exceptionally high magnetic strength, allowing for miniaturization and improved efficiency of devices that rely on magnetic components. In addition to magnets, Nd is used in specialty optics and lasers, where its electronic transitions are harnessed to generate coherent light for industrial and medical applications.

Pr is primarily used in combination with Nd in magnet production to enhance thermal stability and reduce material costs, while maintaining strong magnetic performance. Pr also improves the resistance of magnets to demagnetization at elevated temperatures, contributing to overall durability. Beyond its role in magnets, Pr is utilized as a colorant in glass and ceramics and in certain high-temperature alloys, where it enhances mechanical strength and oxidation resistance.

Market Opportunity for Magnet Rare Earths

According to Adamas Intelligence Inc., total magnet-related rare earth oxide demand is forecasted to increase at a CAGR of 8.4% by 2040, with prices projected to increase at CAGRs of 4.0% to 5.5% over the same period (Adamas Intelligence Inc., Global market for magnet rare earth oxides to increase 7-fold by 2040 (January 2026)). Rare earth materials are used in a diverse array of end markets, including electric vehicles, robotics, renewable energy generation and storage, consumer products, medical devices and defense systems.

The global transition to clean energy and advanced technology is fueling an unprecedented surge in demand for magnet rare earths, particularly Dy and Tb, elements critical to electric vehicles, wind turbines, and defense systems. As China continues to dominate over 90% of rare earth refining capacity, Western markets are urgently seeking secure, sustainable supply alternatives. We believe we are uniquely positioned to fill this gap by offering significant and high-grade resources and simple, low-cost extraction, delivering both economic and environmental advantages that we believe few competitors can match. Supported by strong local infrastructure, a stable regulatory environment, and advanced discussions for U.S.-based processing partnerships, we are poised to become a cornerstone supplier to Western supply chains. We believe that this combination of resource quality, timing, and strategic alignment provides us with a compelling opportunity to lead the next generation of rare earth production.

Our Strategy

Our strategy is to develop into a globally significant, sustainable supplier of high-value MREEs, particularly Dy and Tb, by advancing our flagship Itarantim Project in the States of Bahia and Minas Gerais, Brazil. We are focused on rapidly de-risking the project through a staged exploration and development approach, targeting high-grade MREO domains delineated by drilling. By prioritizing environmentally responsible ionic-adsorption clay extraction methods, operating in an ideal mining jurisdiction, and leveraging Brazil’s strategic position between Eastern and Western markets, we aim to establish a reliable Western source of critical rare earths. Over the longer term, our strategy extends beyond mining to the creation of a vertically integrated, closed-loop rare earth supply chain in Brazil, encompassing carbonate and oxide production, separation, and ultimately permanent magnet manufacturing, supporting global energy transition and advanced technology markets.

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Exploration Plans. To date, our exploration of the Itarantim Project has only covered a small portion of the licensed area. Over the next two years, we plan to conduct further exploration activities at the Itarantim Project, including geological and geophysical surveys, drilling, sampling, assaying and technical and metallurgical studies, to advance the evaluation of the project’s mineral resources, with the goal of converting the Itarantim Project to a development stage property. In particular, we plan to drill an additional 175 holes to delineate both an increase in TREO and contained MREO into the inferred category. Our goal for additional resource definition drilling at the Itarantim Project is to delineate a further 650 MT of TREO and an additional 200 MT of high-grade resource within existing and new MREO domains. We may in the future evaluate and acquire additional interests in REE development and exploration projects.

Development Plans. Our development plan is a staged, conservative strategy designed to rapidly advance the Itarantim Project from exploration into development and long-term production while minimizing capital intensity and technical risk. We plan to undertake detailed metallurgical testing and other technical studies, supported by field trials and pilot plant testing targeting high-grade MREO domains, to optimize the metallurgy and validation of operating costs, with the completion of permitting and technical studies. Our development approach will leverage near-surface, free-dig mining, proven ionic adsorption clay processing, modular plant design, and progressive rehabilitation, that we believe will allow for flexible expansion, strong ESG performance, and a clear pathway to downstream integration and future value growth.

Strategic Partnerships. We view strategic partnerships as a key pillar in accelerating development, reducing execution risk, and building long-term value from the Itarantim Project. We intend to collaborate with established third-party refiners for early-stage processing of mixed rare earth carbonate, enabling near-term market access while minimizing capital intensity. We are also pursuing relationships with downstream end-users, magnet manufacturers, and government-supported critical minerals initiatives in Western markets to support offtake, supply chain security, and future vertical integration. In parallel, technical partnerships with specialist processing groups and research institutions will be sought to optimize ionic adsorption clay REE extraction, in-situ recovery techniques, and environmentally responsible processing. Together, these partnerships are designed to support our evolution into a reliable, Western supplier of high-value MREE within diversified global supply chains.

On June 25, 2025, IMC, Niobium, and Havilah entered into an offtake agreement pursuant to which Niobium agreed to sell, and Havilah agreed to purchase, 50% of all rare earth product extracted from the Itarantim Project, with Havilah holding an option to acquire an additional 25% of production not otherwise committed under the agreement, each at a price based on the monthly average spot or settlement price of the minerals on Fastmarkets. The agreement becomes effective upon commercial operation of the facilities and continues until the later of depletion of sufficient product to meet minimum production thresholds and 30 years from the start date, unless earlier terminated. IMC provided an unconditional guarantee of Niobium’s performance obligations under the agreement, including minimum production and delivery obligations. The agreement also grants Havilah customary step-in rights upon specified trigger events, including significant production shortfalls, operational failures, uncured defaults or insolvency, permitting Havilah to assume operational control of the properties and facilities. The purchase price is based on a formula tied to the quantity of payable rare earth elements delivered, applicable market reference prices, recovery and payable factors, discounts, treatment charges, moisture adjustments and impurity penalties.

Our Competitive Strengths

Compelling Value Proposition with Potential for Expansion. The Itarantim Project contains an estimated 1.1 billion tons of inferred mineral resources, based on a cut-off grade of 650 ppm TREO. The deposit hosts critical rare earth elements, including NdPr and DyTb, which are essential inputs for high-performance permanent magnets and other advanced technologies. Given the limited exploration conducted to date, we believe there is significant potential to expand the known resource base through additional drilling and exploration activities. The Itarantim Project positions us to capture the growing demand for strategically important rare earth elements and to strengthen our presence in the global supply chain.

Strategic Location with Established Infrastructure. Brazil is an ideal mining jurisdiction that boasts a stable regulatory framework, strong mining investment support, and Mercosur trade benefits. Brazil’s geographic position also provides a strategic advantage, with proximity to key U.S. and European markets relative to the current primary sources of REE supply, supporting shorter logistics chains and more resilient delivery routes. The Itarantim Project is situated near and on the border of the States of Bahia and Minas Gerais, a region with well-developed infrastructure, including established transportation networks, power and water utilities, and an experienced local workforce with deep mining expertise. The area is already home to several large-scale mining operations, and we believe that its existing infrastructure will be an asset as we scale up our operations. This combination of favorable jurisdictional conditions and robust regional infrastructure positions us to efficiently advance project development and ultimately support the supply of REE to global markets.

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Use of Lower Cost Mining Methods that Result in Reduced Environmental Impact. If we are able to advance the Itarantim Project to the development stage, we intend to leverage simple, low-cost mining and extraction methods, with scalable leaching and processing methods that offer competitive operating advantages over conventional hard-rock rare earth projects. Such mining methods are possible because the Itarantim Project is an ionic adsorption clay deposit in which REEs are loosely bound to clay particles within the near-surface regolith. The deposit occurs at the surface and extends to depths of 30 meters or more, and can be mined without the need for drill and blast operations, expensive crushing, milling, or energy-intensive mining methods associated with traditional hard-rock rare earth projects. We expect to be able to extract REEs from the Itarantim Project in a cost-efficient manner that enables high leachable recovery rates and REE grades. In parallel, we are evaluating opportunities to integrate downstream separation and purification technologies designed to produce higher-value, separated oxides into our development plans. Moreover, using leach mining to extract our REEs is expected to avoid large-scale rock excavation and blasting, require less energy and minimize waste, which is expected to reduce health and safety risk and environmental impact.

Market Potential Supported by Demand. The MREE market is entering a dynamic growth phase driven by increased demand for electric vehicles, renewable energy systems, electronics and advanced defense technologies. This demand trend is underpinned by an undersupply of MREOs in U.S. and European markets, and China accounting for approximately 60% of the world’s mined rare earth output and over 90% of the world’s rare earth refining capacity. However, recent discussions in the United States and European Union around stockpiling and diversifying sources of REEs have intensified as geopolitical tensions with China, including China’s recent restrictions on rare earth exports, have accelerated efforts to reduce reliance on China as a source of REEs. According to S&P Global, China’s export controls have driven up prices for REEs, underscoring a tightening supply amid global efforts to diversify away from China (S&P Global, Rare earth supply bottlenecks set to persist in 2026 (January 2026)). We aim to position ourselves as a reliable supplier of critical rare earth materials to Western markets. With rising prices of MREOs and Western governments prioritizing secure critical mineral supply, we believe the Itarantim Project has the potential to become a key source of MREOs in the evolving global rare earths value chain.

The Itarantim Project

The following information is condensed and extracted from our Technical Report, which is filed as an exhibit to the registration statement of which this prospectus forms a part. You should refer to the full text of the Technical Report for further information regarding the Itarantim Project.

Project Description, Location and Access

The Itarantim Project is an IAC REE exploration project located in the States of Bahia and Minas Gerais, northeastern Brazil, approximately 10 km west of the town of Itarantim. The Itarantim Project is centered at approximately 15°41′ S latitude and 40°09′ W longitude (WGS 84).

The project consists of 27 Research Permits, covering approximately 111,700 acres (452 km²), all held by Niobium Brazil Importação e Exportação Ltda., a wholly owned subsidiary of IMC. All licenses are in good standing with expiry dates between the date of this prospectus and December 2028, provided that several Research Permits due to expire in January 2026 were renewed to December 2028. The Research Permits are renewable for up to the same initial period.

Access to the property is via sealed highways from Vitória da Conquista to Itarantim (approximately two hours travel time by road), followed by unsealed rural roads leading directly into the license areas. The Research Permits grant the right to access the land for which the permits cover. The right to access the land does not confer control or economic benefits. The regional infrastructure is well developed, with power, fuel, and supplies available locally. The nearest airport is located in Vitória da Conquista (110 km northwest), and major ports at Salvador (350 km northeast), as well as a planned deep-water port at Porto Sul (150 km northeast), provide potential export routes. Basic electricity supply is available to the Itarantim Project via the State electrical grid and water supply is readily available via local sources including local storage facilities and water bores. There is a reliable labor source locally in Itarantim and adjacent locales. Bahia State is located adjacent to the State of Minas Gerais, an established mining jurisdiction in Brazil, and therefore experienced mining personnel should be readily available to support future mining activities in the region.

The surrounding area is characterized by moderately rugged topography with elevations ranging from low-lying grasslands to granite ridges. A lateritic regolith, locally up to 30 meters thick, has developed over alkaline granite bedrock and forms the principal host for the REE mineralization. The area experiences a tropical climate with seasonal rainfall and temperatures that are warm to hot year-round. Cattle ranching is the dominant land use, and vegetation is mostly grass and shrubland.

We have rights of access to or have rights to occupy, through Niobium, the properties on which the facilities and infrastructure for the Itarantim Project will be located. The Research Permits grant the right to access the land for which the permits cover. The right to access the land does not confer control or economic benefits. As a result, we have not incurred any costs or recorded a book value associated with the property, plant and equipment.

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The following map sets forth the location of the Itarantim Project:

The following map sets forth the tenure of the Itarantim Project:

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Geological Setting, Mineralization and Deposit Types

Geological Setting

The Itarantim Project lies within the São Franciscan Craton and is underlain by the Itarantim Alkaline Granite Complex, part of the Neoproterozoic Itabuna Intrusive Suite. The complex comprises a series of alkaline granites, syenites and nepheline syenites, with localized aegirine- and biotite-bearing phases. These intrusions form part of a regional belt of alkaline and carbonatitic rocks known to host REE and niobium mineralization elsewhere in the States of Bahia and Minas Gerais.

Weathering of the Itarantim Complex under tropical conditions has produced an extensive regolith profile of lateritic soils, saprolite, and saprock, generally 4–30 meters thick. The regolith is the principal host to REE mineralization at the project.

Mineralization and Deposit Types

The REE mineralization at the Itarantim Project occurs as a regolith-hosted IAC deposit, similar in style to deposits mined in southern China and Myanmar. REEs are predominantly adsorbed onto fine-grained clay minerals, mainly kaolinite and halloysite, within the saprolite horizon (Chemical Index of Alteration 65–95 percent).

Analytical results indicate total rare earth oxide (TREO) grades of 500 ppm to 3,000 ppm, with 60–90 percent of REEs ionically adsorbed onto clays and therefore recoverable through mild inorganic salt leaching. The mineralization exhibits a distinct negative cerium anomaly typical of IAC systems derived from the weathering of monazite-bearing granites. The deposit is enriched in light and magnet REEs (Nd, Pr, Dy, Tb), key elements in high-performance permanent magnets.

Drilling

Between 2023 and 2025, we have completed a total of 532 machine-auger drillholes, comprising approximately 7,080 meters of drilling, across five contiguous resource blocks (A through E). Drilling was undertaken under the supervision of Cacto Geologia Mineração e Meio Ambiente Ltda., following documented standard operating procedures.

Each hole was drilled vertically, typically to depths of 10–20 meters, with 1 m sample intervals. Sample recovery averaged nearly 100 percent, and each interval was logged in detail for color, grain size and mineralogy. Samples were sealed, weighed, and dispatched to accredited laboratories for analysis. Drill collars were surveyed using RTK GPS and registered to high-resolution LiDAR topography.

The auger drilling confirmed continuous mineralization across multiple blocks, with TREO grades and leach recoveries consistent between holes and mineralization remaining open laterally and at depth. No prior exploration activities for any mineral commodity are known to have occurred on the Itarantim Project. Drilling for water resources for the provision of water to local farms is believed to have occurred, but details are unknown.

Exploration Plans and Associated Costs

The exploration program for the Itarantim Project comprises a phased 18-month work program integrating resource expansion, resource definition, and feasibility studies as set forth in the table below. Inferred resource extension activities, aimed at continual resource addition, will persist throughout the 18-month period. Indicated resource delineation drilling will be initiated in selected locations within high-grade domains. Measured resource drilling will be undertaken where sufficient geological continuity and grade confidence are established.

Metallurgical test work will initially target Inferred domains and progress to Indicated and Measured domains to support economic evaluation. Scoping-level assessments will advance into detailed mining, engineering, and environmental studies. The results of the program will then be integrated to support the delivery of an updated Mineral Resource Estimate, including Indicated and Measured categories, and a feasibility-level economic assessment.

2026-2027 Work Plan
Activity	H2-26	H1-27	H2-27	Drilling (m)
Drilling
Indicated Drilling	960,000			8,000
Measured Drilling		480,000		4,000
Resource Extension Drilling	120,000	120,000	120,000	4,000
MREO Diamond Drilling	360,000			1,500

Studies and Reporting
Metallurgical Testwork		700,000	800,000
Engineering Studies		400,000
Mining Studies		500,000
Environmental Studies		300,000
Hydrological Studies		300,000
Economic Assessment			200,000
MRE Reporting			200,000
Feasibility Report			400,000
Sub Total US$	1,440,000	2,800,000	1,720,000
		Total US$	5,960,000

Mineral Processing and Metallurgical Testing

Extensive metallurgical test work has verified that the REE mineralization at the Itarantim Project is ionically adsorbed and readily leachable using simple inorganic salt solutions. Testing programs were conducted at CDTN (Belo Horizonte), ALS Global, and the University of Brighton (UK) between 2023 and 2025.

Results demonstrated average leach recoveries of 55 percent for LREE-Ce and 58 to 70 percent for HREEs, with maximum recoveries exceeding 80 percent. Mineralogical analyses identified kaolinite and halloysite as the principal clay hosts, with negligible deleterious elements or radionuclides detected. The deposit is therefore metallurgically amenable to low-cost, environmentally manageable leaching processes similar to those used for Chinese IAC deposits.

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Mineral Resource Estimates

The following table sets forth the mineral resource estimate in the Technical Report, with an effective date of March 31, 2025, and date of issue of January 16, 2026:

Block	Tonnes (Mt)	TREO	LREO	HREO	MREO	NdPr	DyTb
A	190	1,148	951	198	239	214	25
B	120	1,170	941	228	237	209	28
C	330	1,127	934	193	216	191	24
D	410	1,390	1,175	216	251	224	27
E	40	1,057	898	159	222	202	21
Total (Inferred)	1,100	1,233	1,027	205	236	210	26

The following table provides a summary of the suite of individual oxides comprising the TREO grade, along with the proportion or “split” of each mineral comprising the TREO grade:

Rare Earth Oxide	Grade (ppm)	Proportion (%) of TREO
La2O3	192	15.6%
CeO2	590	47.9%
Pr6O11	46	3.7%
Nd2O3	164	13.3%
Sm2O3	30	2.4%
Eu2O3	5	0.4%
Gd2O3	24	1.9%
Tb4O7	4	0.3%
Dy2O3	22	1.8%
Ho2O3	4	0.3%
Er2O3	12	1.0%
Tm2O3	2	0.2%
Yb2O3	12	1.0%
Y2O3	123	10.0%
Lu2O3	2	0.2%
TREO	1,232

The following table represents REE commodity prices in USD used for Initial Assessment of Itarantim Inferred Mineral Resource, with a cut-off grade TREO >650 ppm, pricing effective March 31, 2025. For additional information, please refer to the Technical Report included in Exhibit 96.1 to our registration statement of which this prospectus forms a part.

Commodity (REE oxide)	Unit	Value	% REE (Oxide)	Recovery %
La2O3	USD/t	640	15.6	52
CeO2	USD/t	1,742	47.9	10
Pr6O11	USD/t	64,000	3.7	55
Nd2O3	USD/t	68,922	13.3	58
Sm2O3	USD/t	2,100	2.4	55
Eu2O3	USD/t	24,751	0.4	55
Gd2O3	USD/t	24,200	2.0	57
Tb4O7	USD/t	1,032,453	0.3	52
Dy2O3	USD/t	229,315	1.8	55
Ho2O3	USD/t	69,080	0.4	53
Er2O3	USD/t	48,560	1.0	55
Tm2O3	USD/t	200	0.2	50
Yb2O3	USD/t	12,800	0.9	48
Y2O3	USD/t	8,000	10.0	61
Lu2O3	USD/t	730,000	0.1	46

(1)	Source of commodity pricing – Shanghai Metals Market (SMM) as of March 31, 2025

The following table represents economic parameter (recovery) assumptions used for Initial Assessment of Itarantim Inferred Mineral Resource, with a cut-off grade TREO >650 ppm effective March 31, 2025. For additional information, please refer to the Technical Report included in Exhibit 96.1 to our registration statement of which this prospectus forms a part.

Parameter	Unit	Value
Metal prices	USD/t	As per Table 11-6
Mining recovery	%	90
Processing recovery HREO	%	28–71
Processing recovery LREO	%	23–58
Payability	%	80
Mining cost	USD/t rock	2.10
Processing cost	USD/t feed	9.50
Bulk density (wet)	t/m3	1.8
G&A cost	USD/t feed	0.90

Preliminary statistical analysis was undertaken on assay data to determine the cut-off to be used for modeling of the mineralization (TREO) envelope. Statistical analysis was undertaken utilizing TREO to ensure all REEs were captured within the mineralization envelope and estimated at the block model stage. A log histogram and probability plot of TREO indicated that a lower cut-off grade of 630 ppm TREO would be appropriate in delineating TREO mineralization boundaries. This is the same cut-off grade as was used to support the September 2024 historical estimate, and ERM still considers it reasonable to continue using the same cut-off grade for the current MRE. Please refer to the Technical Report included in Exhibit 96.1 to our registration statement of which this prospectus forms a part.

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Marginal Cut-off Grade Determination Summary

The marginal cut-off grade has been determined using a revenue-to-cost methodology based on a full rare earth oxide (REO) basket, calculated from individual element grades, metallurgical recoveries, and commodity prices. The marginal cut-off only includes processing costs in the calculation, and does not include mining costs, general and administrative (“G&A”) costs, or payability costs. Revenue per tonne of ore (Table 1) is calculated as:

Revenue (USD/t ore) = Σ [(Gradeᵢ (ppm) / 1,000,000) × Recoveryᵢ × Priceᵢ]

The total calculated revenue per tonne of ore, based on the average resource composition and pricing assumptions (refer to Table 1), corresponds to an estimated basket value of approximately USD 0.012–0.013 per ppm TREO. The basket case is a Value per ppm and is a calculation of total revenue per tonne of ore / TREO ppm (15.38 / 1233 = 0.012).

A marginal (processing-based) cut-off approach has been adopted, reflecting a strategy focused on optimizing processing activities within a laterally continuous, near-surface ionic clay system. The deposit is characterized by low, consistent mining costs, minimal stripping, and limited variability across the mineralized horizon, such that mining is not the primary economic constraint.

A marginal (processing-based) cut-off grade is defined as the grade at which processing costs are covered and is calculated as:

Cut-off (ppm) = Processing Cost (USD/t) / Value per ppm (USD/ppm)

Using the calculated total revenue per tonne of ore and corresponding value per ppm, processing costs were evaluated over a range of USD 8.2/t to USD 9.5/t. Applying the above relationship results in a marginal cut-off range of approximately:

●	650 ppm TREO at USD 8.3/t (Cut-off (ppm) = 8.2/0.012); or
●	750 ppm TREO at USD 9.5/t (Cut-off (ppm) = 9.5/0.012).

Final figures have been rounded to the nearest $50 million. This defines a reasonable operating range for processing decisions and supports the selection of a cut-off within this range.

A cut-off grade of 650 ppm TREO has been selected, representing the lower bound of the evaluated range and aligning with a strategy of maximizing the recoverable resource while maintaining efficient processing through selective scheduling.

The lower processing cost assumption is supported by favorable ionic clay metallurgy, including low reagent consumption and ambient leaching conditions, as well as benchmarking against comparable operations.

The REO basket is weighted toward magnet rare earths (notably Nd, Pr, Dy and Tb), which are associated with strong long-term demand fundamentals. While the cut-off is based on current price assumptions, the potential for improved pricing conditions supports the selection of a lower cut-off within the evaluated range as part of an optimization-driven operating strategy.

Accordingly, the adopted cut-off grade of 650 ppm TREO is considered appropriate for Mineral Resource reporting, reflecting the physical characteristics of the deposit, realistic operating assumptions, and a processing-led optimization strategy.

Economic Cut-off Grade Determination Summary

The Itarantim Project is currently defined at an Inferred Mineral Resource level and, as such, estimates of mining, G&A, and related cost inputs remain preliminary and have been derived from benchmarking against comparable ionic adsorption clay REE operations of similar scale and development stage, with no detailed engineering, mine design, or cost studies completed to date. An indicative economic cut-off grade has been developed incorporating assumed mining, processing, and G&A costs to provide context on the potential economic envelope of the mineralized system. Payability factors have not been explicitly applied, as there is currently no defined product specification to support a reliable payable assumption. Accordingly, revenue estimates are based on indicative REO basket pricing derived from individual element prices and metallurgical recoveries. Based on these assumptions, an economic cut-off range of 850 ppm TREO (low case) to 1,000 ppm TREO (high case) has been applied, resulting in inferred level resource range of approximately 975 Mt at 1,316 ppm TREO and 726 Mt at 1,450 ppm TREO, respectively (table 3). This analysis is conceptual in nature, no modifying factors have been applied to convert Mineral Resources to Mineral Reserves. The economic cut-off is considered indicative only and will be refined through future technical studies, including metallurgical optimization, detailed cost estimation, and mine planning, where key inputs such as operating costs, recovery performance, and payability assumptions can be more robustly defined.

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The planned initial public offering is intended to support advancement of the Itarantim Project to subsequent technical stages, including metallurgical optimization, detailed cost estimation, mine planning, engineering and market studies. These activities are expected to refine key inputs required to establish a robust, supportable all-in economic cut-off grade consistent with regulatory disclosure standards.

Table 1: Table for total calculated revenue per tonne of ore. Revenue ($t ore = Grade (ppm)/1000000 * Recovery % * Price), as of May 1, 2026

Table 2: Ranges for marginal cutoff calculations.

Table 3: Tonnes and grade calculated for high and low range cutoff calculations from assumed input costs.

Table 4. Grade tonnage curve.

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Internal Controls Related to Exploration and Mineral Resource

We maintain internal controls over our exploration activities and mineral resource estimation processes designed to support the accuracy and integrity of data. These controls include a quality assurance and quality control program governing sampling, preparation, and analytical procedures, including the insertion of certified reference materials, blanks, and duplicates. Samples are analyzed at independent accredited laboratories using industry-standard methods for rare earth element determination, and results are subject to routine validation and verification, including check assays. Geological and analytical data are maintained in controlled databases with established validation protocols, and interpretations and any resulting estimates are reviewed by qualified persons with relevant rare earth element experience using standardized methodologies.

We recognize the inherent uncertainties associated with exploration-stage estimation, including limited sampling density, geological variability, metallurgical characteristics of rare earth mineralization, and assumptions regarding future processing and market conditions. These risks are addressed through ongoing data verification, staged exploration, and periodic updates to geological models. These internal controls support our disclosure under S-K 1300.

Our Corporate Structure

Following the completion of the offering, our corporate structure will not change, except for a reduction in ownership by Mr. Scolaro through International Mineral Corporation Holdings Ltd and Rhino Mining Limited and an increase in other shareholders. Our corporate structure is as follows:

(1) Represents shares held through International Mineral Corporation Holdings Ltd.

The diagram below depicts our organizational structure, including the relevant ownership percentages of various shareholders, following the completion of this offering and assuming (i) $15 million of proceeds from this offering (ii) the exercise in full of all outstanding warrants and (iii) the sale of ordinary shares pursuant to the Resale Prospectus:

(1) Represents shares held through International Mineral Corporation Holdings Ltd and Americas Rare Earth Holdings Ltd.

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Regulatory Overview

Brazilian Mining Regulations

Under the Brazilian Constitution, all mineral resources are the property of the Federal Government of Brazil, provided that ownership of mining products produced as a result of operations under applicable mining concessions granted to qualified and approved mining applicants are held by the concessionaires. The right to explore and exploit mineral resources in Brazil is regulated by the ANM under the Brazilian Mining Code (Decree-Law No. 227/1967, regulated by Brazilian Decree No. 9,406/2018) and applicable policies of the Brazilian Ministry of Mines and Energy.

Only Brazilian citizens, or legal entities incorporated under Brazilian law and having their head offices and management located in Brazil, may be entitled to conduct mining activities, including commercially exploiting mineral resources, in Brazil. Accordingly, we conduct all of our mining activities through Niobium Brazil Importação e Exportação Ltda., our subsidiary in Brazil. Except with respect to certain restrictions in the case of the border zones (which are the areas approximately 93 miles from the Brazilian borders), and with respect to the administrative land regularization proceedings we must conduct with applicable Brazilian governmental agencies in connection with our acquisition of ownership and/or leasing of rural properties in Brazil, there are generally no restrictions on the participation of foreigners in Brazilian mining companies, which can be wholly-owned by foreign individuals or legal entities.

In order to develop, construct, and commence the mining operations of the Itarantim Project, we must undertake a licensing process pursuant to which the applicable federal, state, or municipal environmental authorities in Brazil will license, approve and authorize the location, exploration and development activities, construction, and operation of the Itarantim Project. It is not always clear which environmental authority has jurisdiction over the environmental licensing of mining projects, which may create uncertainties as to whether the Itarantim Project should be licensed by Brazilian federal or state environmental agencies. Therefore, it is not uncommon for public prosecutors or other legally authorized parties to file lawsuits (most commonly public civil actions) challenging the jurisdiction of the authority responsible for environmental licensing.

Research Permits

In order for us to perform exploratory mining activities in Brazil, we first had to obtain our Research Permits from the ANM for an initial minimum period not less than one year, nor more than three years. The maximum area for the permit is 2,000 hectares. It is renewable for a further period equal to the initial period without any relinquishment of land area, however, there is no guarantee that our Research Permits will be renewed. Pursuant to Section 1.2.1 Mineral Rights under the Brazilian Mining Code, to maintain Research Permit tenure, we must ensure that all annual rental fees are paid and up to date. There is no work or financial commitment required. To renew the Research Permits, we must determine in our final Research Report for the reporting period, based on our own work program, that sufficient data has been captured to make an investment decision. If the results are positive, it justifies Research Permit renewal.

Permissible work which can be undertaken on the Research Permits includes geological surveys and mapping, geophysical and geochemical surveys, drilling, opening of visitable excavations and carrying out surveys of the mineral body, tests on the processing of ores or useful mineral substances, to obtain concentrates in accordance with market specifications or for industrial use. The holder of a Research Permit may carry out the respective works, and necessary auxiliary works and services, on land in the public or private domain, covered by the areas to be researched, provided that he pays the respective owners or occupants compensation for damages and losses that may be caused by the research work.

The Research Permit holder pays the annual fee per hectare on the last working day of July, if the permit was published in the first half of the year, and on the last working day of January, if the permit was published in the second half of the previous year. The Research Permit may be assigned or transferred, provided that the assignee meets the required legal requirements, and the act is recorded by the ANM.

Once the final research report has been approved at the end of the Research Permit tenure, the holder will have one year to request a mining concession and, within this period, may negotiate their mining rights. The ANM may extend the term for the same period by means of a justified request from the mining right holder.

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Article 11 of the Brazilian Mining Code (the “Mining Code”) outlines the landowners’ right to participate in the results of mining through a negotiated royalty with the Research Permit holder. This shall be a percent of the total amount due to the States, Federal District, Municipalities and bodies of the direct administration of the Union, as financial compensation for the exploration of mineral resources.

Environmental Licenses

There are three general types of environmental licenses that mining companies are required to obtain in order to be fully authorized to construct and operate a mine in Brazil, each of which is described below.

Preliminary Environmental License. The first type of environmental license is called Licença Prévia (which we refer to as our “Preliminary Environmental License”), which we initially requested during the planning phase of the Itarantim Project but that has not yet been granted.

Construction Licenses. We refer to the second type of environmental license, collectively, as the “Construction Licenses”, which are comprised of either (i) licenses called Licença de Instalação (which we refer to collectively as the “Installation Licenses”), (ii) licenses called Licença Ambiental Única (which we refer to collectively as the “Specific Environmental Licenses”), or of (iii) environmental authorizations (which we refer to collectively as the “Fauna Authorizations”). In this phase of the environmental licensing process, the basic environmental plan outlining pollution control and compensatory measures are submitted to the Instituto Brasileiro do Meio Ambiente e dos Recursos Naturais Renováveis or Instituto do Meio Ambiente e Recursos Hídricos for review and approval.

Operational License. The third type of environmental license is called Licença de Operação (which we refer to as the “Operational License”), which is the last phase of the environmental licensing process necessary to operate a mine in Brazil. The Operational License is required for us to be able to perform mining and mineral exploitation activities in our mineral rights area, as well as sell the produced rare earth minerals.

Mining Concession

At such time when we make the applicable request after the final research report is approved by ANM, and we have received the Operational License, we believe that we will receive the mining concession called Concessão de Lavra (which we refer to as the “Mining Concession”), which is granted by the Brazilian Ministry of Mines and Energy. As the holder of the Mining Concession, we will have exclusive rights to undertake mining operations for the mineral resources specified in the Mining Concession within the authorized mineral rights area. The Mining Concession will be valid until the depletion of the mineral deposit, as long as the holder complies with the obligations and requirements under applicable Brazilian mining regulations. Although mineral deposits in Brazil are federal property, a mining concession holder is the assured owner of the extracted mineral. There is no guarantee that we will be granted the Mining Concession in a timely manner, or at all.

As the holder of the Mining Concession, we will have a range of obligations, including to: (i) start the mining work, in accordance with the development and mining plan approved by the ANM, within six months from the date of publication of the Mining Concession in the Official Gazette of the Brazilian federal executive; (ii) carry out the mining work in accordance with the approved development and mining plan; (iii) extract only the minerals indicated in the Mining Concession or any addendum thereto; (iv) communicate to the ANM the discovery of any mineral substance not included in the Mining Concession; (v) carry out the mining work in accordance with applicable laws, rules and regulations; (vi) appoint a duly qualified person to supervise the mining work; (vii) refrain from intentionally obstructing or hampering the future development of the mineral deposit; (viii) be liable for any loss or damage caused to third parties resulting from the mining work; (ix) not cause air or water pollution as a result of the mining work; (x) protect and preserve water sources, as well as to use them in accordance with applicable technical instructions and requirements; (xi) observe and comply with all instructions and recommendations of applicable regulatory authorities; (xii) refrain from suspending the mining work for more than six months without the prior consent of the ANM; (xiii) keep the mine in good condition during any suspension period; (xiv) rehabilitate the areas degraded by mining; (xv) pay royalties; and (xvi) comply with the provisions of the Brazilian National Dams Safety Policy. Any failure to comply with these requirements could result in the revocation of the Mining Concession.

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CFEM

All mining permits in Brazil are subject to state and landowner royalties pursuant to the Mining Code. In Brazil, mining royalties are formally known as Financial Compensation for the Exploration of Mineral Resources (“CFEM”). CFEM is a monetary compensation based on gross revenues less allowable deductions that companies exploiting mineral resources pay to the federal government for the use of a nationally owned resource. CFEM rates vary from 1% to 4%, depending on the substance. CFEM rates for mining rare earth elements are 2%. The landowners’ royalties may be subject to negotiation; however, if there is no agreement to access the land or the contract does not specify the royalties, Article 11 of the Mining Code stipulates that the royalties will correspond to half of the amounts paid as CFEM.

Additionally, the ANM is allowed to grant mining easements (servidões minerárias) in properties of third parties in relation to a given mining title, provided that such mining easement is necessary for the proper exploration and exploitation of the mineral deposit. After the granting of an easement by the ANM, through the issuance of a “Public Utility Statement”, the holder of the mining title to which the Public Utility Statement refers must pay an indemnification amount to the owner of the servient property before entering such property. If such indemnification amount cannot be agreed upon between the holder of the mining title and the property owner, it will be determined by a court.

Once the exploitation of the mineral deposits has been concluded, the corresponding mining area must be rehabilitated in accordance with appropriate environmental and mine closure plans which must be approved by ANM.

Current State of our Licensing Process

Our current near-term goal is to continue the exploration and development of the Itarantim Project. We will not be able to obtain the Operational License until construction of the infrastructure for the Itarantim Project has been completed, and there is no guarantee that we will receive the Operational License in a timely manner, or at all. Additionally, opposition by any governmental or non-governmental organizations to our proposed development or operations of the Itarantim Project, may, among other things, result in delays or a shutdown of our development of the Itarantim Project and require us to spend significant amounts of time and resources to resolve any such issues in order to secure or maintain necessary permits and licenses. See also “Risk Factors—Risks Related to our Company—We may face opposition from organizations that oppose mining which may disrupt or delay the Itarantim Project” and “—Legal Proceedings” below.

Environmental Regulations

Our exploration and development activities are, and our future mining operations will be, subject to environmental laws and regulations in Brazil. We currently, and will continue to, maintain operating policies that seek to comply with all applicable environmental laws and regulations.

To enforce environmental legislation in Brazil, the Federal Government of Brazil has established various administrative, criminal and civil penalties that will be imposed upon violators of environmental laws, rules and regulations, including fines, denial of credit lines from governmental entities, revocation of environmental licenses, and, in extreme cases, suspension of the Company’s activities. The fines are imposed in accordance with the nature and severity of the infraction committed, which primarily depends on the extent of the damage caused or expected to be caused to the environment.

Brazilian environmental legislation adopts a broad concept of liability, which may extend beyond the direct polluter to include indirect polluters. Pursuant to Article 3, item IV, of Law No. 6,938/1981, shareholders, investors, lenders, contractors, and business partners who contribute to, finance, or benefit from polluting activities may be held jointly and severally liable for environmental damage. In this context, foreign shareholders, including new shareholders entering the Company through this offering as indirect shareholders, may, in theory, be exposed to environmental claims in Brazil involving the Itarantim Project, even in the absence of direct operational involvement. In addition, environmental incidents or alleged impacts related to Brazilian operations may give rise to claims and legal proceedings in foreign jurisdictions, as illustrated by the Mariana dam case, in which the English High Court recognized the potential liability of BHP as the controlling shareholder of Samarco. Furthermore, under Article 4 of Law No. 9,605/1998 (Environmental Crimes Law), Brazilian courts may pierce the corporate veil whenever it constitutes an obstacle to full compensation for environmental damage, potentially allowing the assets of shareholders, including foreign shareholders, to be reached if the Brazilian entity lacks sufficient resources to remedy the damage.

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Land Access

We have rights of access to or have rights to occupy, through Niobium, the properties on which the facilities and infrastructure for the Itarantim Project will be located. The Research Permits grant the right to access the land for which the permits cover. The right to access the land does not confer control or economic benefits. This includes the land on which our proposed facilities and infrastructure for the Itarantim Project will be located. We intend to conduct administrative land regularization proceedings with applicable Brazilian governmental agencies (such as the Brazilian National Institute of Rural Settlement and Agrarian Reform, the Brazilian Ministry of Industry and Trade, and other agencies), the purpose of which is to acquire ownership, through Niobium, of these properties. The land regularization proceedings will generally be conducted in accordance with Decree No. 74965/1974, Opinion CGU/ AGU dated as of August 23, 2010, issued by the General Counsel of the Federal Government Office of Brazil (which we refer to as “Opinion CGU/AGU”), which governs the acquisition or lease of rural properties in Brazil by foreign individuals or legal entities, as well as Brazilian legal entities controlled by foreign investors or with the majority of their capital stock held by foreign investors, such as in the case of Niobium. Under current Brazilian laws and regulations, we may only acquire or lease rural property in Brazil, in compliance with Opinion CGU/AGU, if certain conditions are met, including, among others, that (i) we obtain approvals from the Brazilian National Institute of Rural Settlement and Agrarian Reform and from the applicable Brazilian Ministries; (ii) the aggregate amount of rural property held by us does not exceed 25% of the total surface area of the municipality in which such property is located; and (iii) the acquisition must be formalized by means of a public deed of sale and purchase. As of the date of this prospectus, we are still in the planning stages and have not yet commenced any land regularization proceedings to acquire ownership of these properties. See also “Risk Factors—Risks Related to Mining—Our mining operations may be impaired due to restrictions on the acquisition or lease of rural properties by foreign investors or by Brazilian entities under foreign control or with the majority of its capital stock held by foreign persons” and “Business—Foreign Investment Restrictions and Control—Foreign Investment Restrictions”. Although we believe that such applicable Brazilian governmental agencies will issue administrative decisions approving our acquisition and ownership of such properties, there is no guarantee that they will do so on a timely basis or at all, as our acquisition of properties in Brazil will depend on us following the applicable legal procedures and meeting the required legal standards, which will be assessed by such applicable Brazilian governmental agencies within an uncertain timeline.

Furthermore, any new acquisitions or leases of rural lands would also be subject to restrictions on foreign-controlled entities, as described in “Risk Factors—Risks Related to Mining—Our mining operations may be impaired due to restrictions on the acquisition or lease of rural properties by foreign investors or by Brazilian entities under foreign control or with the majority of its capital stock held by foreign persons”.

Once commercial production at the Itarantim Project commences, we will be required to pay financial compensation for such mineral exploitation (Compensação Financeira pela Exploração Mineral) in the form of a royalty (which we refer to as the “Mining Royalty”), currently at a rate of up to 3% of our gross revenue, which will be divided among various Brazilian federal, state and municipal governmental offices and agencies, including the ANM and other environmental agencies, as determined by Brazilian law and regulations. Additionally, we will be required to pay a royalty to the owners of any land not owned by us or Niobium.

Foreign Investment Restrictions and Control

Foreign Investment Restrictions

Mining exploration and exploitation activities may only be undertaken by private entities incorporated under Brazilian law and having their head offices and management located in Brazil. Except in the case of the border zones, which are the areas approximately 93 miles from the Brazilian borders, there are no restrictions on the participation of foreigners in Brazilian mining companies, which can be wholly-owned by foreign individuals or legal entities. Mining activities in the border zones may only be carried out with the prior consent of the Brazilian National Defense Council.

According to current interpretation of Brazilian legislation, based on Brazilian Law No. 5.709/1971 regulated by Decree No. 74965/1974, Opinion CGU/AGU dated as of August 23, 2010, issued by the General Counsel of the Federal Government Office of Brazil, there are certain restrictions for the acquisition or lease of rural lands by Brazilian companies organized under the laws of Brazil and domiciled within Brazilian territory, but that are, in fact, an investment vehicle company of a foreign individual or entity, in which the majority of the corporate capital or power to control such company is held, directly or indirectly, by a foreign individual or entity domiciled abroad. In general, a direct or indirect transfer of such rural property to a Brazilian company that is controlled by a foreign individual or entity is subject to certain restrictions and limitations, and must be previously authorized by the Brazilian National Institute of Rural Settlement and Agrarian Reform (which we refer to as the “INCRA”), pursuant to INCRA Normative Instruction number 88, of December 13, 2017. Any acquisition or lease of rural property that violates such restrictions and limitations will be considered null and void, and the INCRA may order the reversal of such acquisition or lease, returning the ownership or possession of such rural property to its previous owner.

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Foreign Investment Control

In accordance with Normative Rulings 2,119/2022 and 2,172/2024 issued by the Brazilian Federal Revenue (Receita Federal do Brasil), foreign individuals and legal entities owning equity in Brazilian companies, real estate properties, airplanes, ships, and other assets located in Brazil, which are subject to public registration with the relevant Brazilian authorities, must enroll themselves with the Individual Taxpayers’ Registry of the Ministry of Finance if an individual, or with the Corporate Taxpayers’ Registry of the Ministry of Finance if a legal entity. The same applies to beneficiaries of certain security interests, such as mortgages.

It is also mandatory to enroll such foreign investors with the Declaratory Registration of Non-Residents of the Central Bank of Brazil (Cadastro Declaratório de Não Residente). Such foreign investors must also register their relevant capital contributions in the Brazilian subsidiary in the electronic system of the Central Bank of Brazil (Sistema do Banco Central do Brasil), which will allow such Brazilian subsidiary to remit dividends to its foreign shareholders and repatriate the registered capital.

We believe that we and our affiliates are currently in compliance with such Brazilian rules and regulations with respect to our respective investments and/or businesses in Brazil.

Environmental, Social and Governance

We are guided by the values of ethics, integrity, transparency and compliance with the law, our code of business conduct and ethics (which we refer to as our “Code of Business Conduct and Ethics”), which has been adopted by our Board and will be effective upon the closing of this offering, as well as by stakeholder expectations. We aim to embed environmental, social, and governance (which we refer to as “ESG”) considerations into our operations and business decisions to create long-term value for our stakeholders and society.

The Itarantim Project has been developed with sustainability at the core of all of its developmental and operational components. Our commitment to ESG causes can be seen through our policies and actions. We continue to review and refine our ESG policies and frameworks to ensure that we can uphold our commitment to the communities we operate in and, more broadly, the global community.

As an organization, we are steered by our Code of Business Conduct and Ethics, as well as our ESG policies. Our ESG policies address our position and approach across ESG categories that impact our business, and cover material topics that are of the highest priority and importance to our internal and external stakeholders.

Significant Subsidiaries

Below is a list of IMC’s significant subsidiaries as of March 31, 2026:

Name	Country of Incorporation	% of Equity Interest
IMC Rare Earths Ltd	St. Vincent & the Grenadines	100%
IMC Rare Earths Participações Ltda.	Brazil	100%
Niobium Brazil Importação e Exportação Ltda.	Brazil	100%
Ionic Clays Brazil Ltda.	Brazil	100%

Property, Plants, and Equipment

The Itarantim Project is an IAC REE exploration project located in the States of Bahia and Minas Gerais, northeastern Brazil, approximately 10 km west of the town of Itarantim. The project consists of 27 exploration licenses covering approximately 111,700 acres (452 km²), all held by Niobium Brazil Importação e Exportação Ltda., a wholly owned subsidiary of IMC. All licenses are in good standing with expiry dates between the date of this prospectus and December 2028, provided that several Research Permits due to expire in January 2026 were renewed to December 2028. The Research Permits are renewable for up to the same initial period.

Employees

As of March 31, 2026 we did not have any employees and have previously hired and continue to hire contractors to conduct exploration of the Itarantim Project.

Legal Proceedings

We are not currently subject to any legal proceedings. We may in the future be subject to various claims and legal actions that arise in the ordinary course of our business, including claims resulting from employment-related matters.

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MANAGEMENT

Directors and Executive Officers

The following table lists the names, ages and positions of our current directors and executive officers as of the date of this prospectus.

Name	Age	Position
Francesco Scolaro	62	Chief Executive Officer and Chair of the Board
Stephen R. Wilson	79	Chief Financial Officer and Director
Simon Rollason	60	Director
Dr. Peter Roy Siegfried	62	Independent Director
Dr. Stanley Veliotis	64	Independent Director

The following is a biographical summary of the business experience of these executive officers and directors:

Executive Officers and Employee Director Nominees

Francesco Scolaro. Mr. Scolaro founded the Company and has served as Chief Executive Officer and Chair of the Board since the Company’s inception. Mr. Scolaro has more than 30 years of experience in the resources and mining sector, and over his career, has created a large portfolio of resource- and mining-industry companies. From April 2016 to July 2017, Mr. Scolaro served on the board of directors of Woodbois Ltd. From 2011 to 2012, Mr. Scolaro served as executive chairman at Paragon Diamonds Ltd. Mr. Scolaro served as non-executive chairman at Kopane Diamond Developments Ltd. from 2009 to 2010, and at African Minerals Ltd., adding broad board-level governance experience in mineral-exploration and development companies. Prior to joining Paragon Diamonds Ltd., from 2007 to 2012, Mr. Scolaro held multiple director positions in the United Kingdom, including at Ansco Petroleum Ltd., Uragold Ltd., Woodbois Services Limited and Obtala Limited, demonstrating his long-standing international operational and corporate leadership in the resources industry.

Stephen R. Wilson. Mr. Wilson is our Chief Financial Officer and has served in senior planning and finance positions in major corporations around the world, including PepsiCo Inc., Cadbury Schweppes PLC, RJR Nabisco, The Reader’s Digest Association, Reckitt & Coleman PLC, and Footstar Inc. He was the President of PepsiCo’s snack food business in Brazil and Cadbury Beverages North America, and the Chief Financial Officer of Pepsi USA, Cadbury Schweppes North America, RJR Nabisco, The Reader’s Digest Association, Reckitt & Coleman, and Footstar. Mr. Wilson has served on a number of boards of directors, including Reckitt & Coleman, Majesco Entertainment, Natwest Bancorp USA, Middlesex Mutual Assurance, LEK Consulting, and the Chase National Advisory Board. He has served as Chairman of the Audit Committee of Newport News Shipbuilding and Huntington Ingalls Shipbuilding.

Simon Rollason. Mr. Rollason, a non-executive employee of the Company, is a highly experienced mining executive with over 30 years of international experience across exploration, mine development and listed company leadership. He has held senior executive and board roles at multiple AIM- and LSE-listed resource companies, including serving as Chief Executive Officer and Director of Aterian PLC since 2020, Managing Director of Obtala Limited, and Chairman and Non-Executive Director of Edenville Energy PLC. Across these roles he has led corporate strategy, capital markets transactions, asset acquisitions, and project development program spanning gold, base metals, critical minerals, energy and industrial minerals, with operational experience across Africa, Central Asia and the Middle East, and a strong track record in value creation, governance and stakeholder engagement.

Non-Employee Director Nominees

Dr. Peter Roy Siegfried. Dr. Siegfried is a highly experienced consulting geologist with 42 years of professional experience in mineral exploration, resource evaluation, and applied geological research, with particular expertise in carbonatite- and alkaline rock–hosted deposits, rare earth elements (REE), and industrial minerals. Since founding and managing GeoAfrica Prospecting Services in 1990, he has led and contributed to major exploration and evaluation projects across southern and central Africa and internationally, consulted to large mining and chemical companies, and acted as an independent Qualified Person for NI 43-101–compliant technical reports. His career spans a broad range of commodities, advanced exploration and analytical techniques (including remote sensing, geophysics, petrography, and geochemistry), mine geology, and geohydrological investigations, supported by extensive publications, professional affiliations, and leadership in international research initiatives. He holds BSc, BSc (Hons), and MSc degrees in Geology from the University of Cape Town and was awarded a PhD in Geology from the University of Exeter in 2025, focused on REE mineralisation in carbonatites.

Dr. Stanley Veliotis. Dr. Veliotis is the Chair of the Accounting Department at Quinnipiac University and previously served as a professor at Fordham University’s Gabelli School of Business from 2007 to 2025, serving as department chair in his final three years. He is an attorney and certified public accountant. Dr. Veliotis spent fifteen years in private practice at New York law firms and CPA firms, including KPMG and E&Y. He is often cited in the press as a financial expert and has published over two dozen articles in accounting and law journals. He holds a BBA from Baruch College, a JD from Fordham University School of Law, an LLM in taxation from New York University School of Law, and a PhD in Business from the University of Connecticut in 2007, focused on accounting and taxation.

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Compensation

Executive Officer and Director Compensation

Following the completion of this offering, we expect to compensate each of our directors or executive officers with an annual cash fee of $75,000 and annual equity awards with a target grant date value of $100,000. Directors serving as chairs of any of the committees of our Board will receive additional compensation determined by our Board or compensation committee. The form, terms and conditions of such equity awards, including vesting, will be determined by our Board or a committee thereof from time to time. No compensation of any kind was paid to our directors or executive officers for the fiscal year ended March 31, 2025. Except as discussed below with respect to Mr. Scolaro, no compensation of any kind was paid to our directors or executive officers for the fiscal year ended March 31, 2026.

On March 13, 2026, we entered into an executive employment agreement with Francesco Scolaro (the “Employment Agreement”), which includes a base salary, annual bonus, a bonus upon successful completion of this offering, and bonuses for certain milestones related to the Itarantim Project. Under the Employment Agreement, Mr. Scolaro will receive annual compensation of $700,000 with an annual performance bonus with a target of 150% of salary and a maximum of 300%, subject to achievement of Board-determined metrics and continued employment through year-end. In connection with an IPO, Mr. Scolaro receives a one-time RSU grant valued at approximately $15 million vesting over three years, plus ongoing annual equity awards post-IPO with a target value of $6 to 8 million (a mix of time-based RSUs, performance awards, and options). Mr. Scolaro is also eligible for milestone awards tied to project development consisting of $10 million (or 1% equity) upon achieving indicated resources, $15 million (or 1.5% equity) upon measured mineral resources, and equity worth 2% of fully diluted shares, or $30 million, upon sustained commercial production. No compensation was paid to Mr. Scolaro for the fiscal year ended March 31, 2025. During the fiscal year ended March 31, 2026, Mr. Scolaro received compensation of $300,000. No other compensation or benefits were paid to Mr. Scolaro.

Equity Incentive Plan

Purpose; Types of Awards.

The purpose of the Equity Incentive Plan (the “Plan”) is (i) to encourage profitability and growth through short-term and long-term incentives that are consistent with our objectives; (ii) to give participants an incentive for individual performance; (iii) to promote teamwork among participants; and (iv) to give IMC an advantage in attracting and retaining key employees, directors, and consultants. To accomplish this purpose, the Plan permits the granting of awards in the form of options, share appreciation rights (“SARs”), restricted shares, restricted share units, performance based awards (including performance shares, performance units and performance bonus awards), and other share-based or cash-based awards.

Shares Subject to the Plan

The aggregate number of shares that are available for issuance pursuant to awards granted under the Plan is equal to               ordinary shares. The maximum number of ordinary shares subject to Plan awards granted during any fiscal year to any non-employee director, when taken together with any cash fees paid to the director during the year in respect of his or her service as a director, may not exceed $200,000 in total value. If an award granted under the Plan is forfeited, canceled, settled, or otherwise terminated without a distribution of shares, the shares underlying that award will again become available for issuance under the Plan. However, none of the following shares will be available for issuance under the Plan: (i) shares delivered to or withheld to pay withholding taxes, (ii) shares used to pay the exercise price of an option, or (iii) shares subject to any exercised share-settled SARs. Any substitute awards shall not reduce the shares authorized for grant under the Plan.

Administration of the Plan

The Plan will be administered by our Board or a committee that it designates. The Plan administrator has the power to determine the terms of the awards granted under the Plan, including the exercise price, the number of shares subject to each award, and the exercisability of the awards. The Plan administrator also has the power to determine the persons to whom and the time or times at which awards will be made and to make all other determinations and take all other actions advisable for the administration of the Plan.

Participation

Participation in the Plan will be open to employees, contractors and consultants, who have been selected as an eligible recipient under the Plan by the Plan administrator.

Types of Awards

The types of awards that may be made under the Incentive Plan are described below. All of the awards described below are subject to the conditions, limitations, restrictions, vesting and forfeiture provisions determined by the Plan administrator, subject to certain limitations provided in the Plan.

Performance-Based Awards

We may grant an award conditioned on satisfaction of certain performance criteria. Such performance-based awards include performance-based restricted shares and restricted share units.

If the Plan administrator determines that the performance-based award to an employee is subject to performance goals, then the performance-based criteria upon which the awards will be based shall be by reference to any one or more of the following: earnings before interest and taxes; earnings before interest, taxes, depreciation and amortization; net operating profit after tax; cash flow; revenue; net revenues; sales; days sales outstanding; scrap rates; income; net income; operating income; net operating income, operating margin; earnings; earnings per share; return on equity; return on investment; return on capital; return on assets; return on net assets; total shareholder return; economic profit; market share; appreciation in the fair market value, book value or other measure of value of ordinary shares; expense/cost control; working capital; volume/production; new products; customer satisfaction; brand development; employee retention or employee turnover; employee satisfaction or engagement; environmental, health, or other safety goals; individual performance; strategic objective milestones; days inventory outstanding; or any other performance goals or a combination of performance goals selected by the Plan administrator. Performance goals may be measured either in absolute terms or as compared to any incremental increase or decrease or as compared to results of a peer group or to market performance indicators.

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Restricted Shares

A restricted share award is an award of ordinary shares that vests in accordance with the terms and conditions established by the Plan administrator. The Plan administrator will determine in the award agreement whether the participant will be entitled to vote the restricted shares and/or receive dividends on such shares.

Restricted Share Units

A restricted share unit is a right to receive shares or the cash equivalent of ordinary shares at a specified date in the future, subject to forfeiture of such right.

Share Options

A share option entitles the recipient to purchase ordinary shares at a fixed exercise price. The exercise price per share will be determined by the Plan administrator in the applicable award agreement in its sole discretion at the time of the grant. The maximum term of each option shall be fixed by the Plan administrator, but in no event shall an option be exercisable more than (i) ten (10) years after the date such option is granted to an employee of IMC or its affiliates on the date of grant, or (ii) five (5) years after the date such option is granted to a person who is not an employee of IMC or its affiliates on the date of grant.

Share Appreciation Rights (SAR)

A SAR entitles the holder to receive an amount equal to the difference between the fair market value of an ordinary share on the exercise date and the exercise price of the SAR (which may not be less than 100% of the fair market value of an ordinary share on the grant date), multiplied by the number of shares subject to the SAR (as determined by the Plan administrator).

Other Share-Based Awards

We may grant or sell to any participant unrestricted ordinary shares under the Plan or a dividend equivalent. A dividend equivalent is a right to receive payments, based on dividends with respect to ordinary shares.

Other Cash-Based Awards

We may grant cash awards under the Plan, including cash awards as a bonus or upon the attainment of certain performance goals.

Equitable Adjustments

In the event of a merger, consolidation, reclassification, recapitalization, spin-off, spin-out, repurchase or other reorganization or corporate transaction or event, extraordinary dividend, stock/share split or reverse share split, combination or exchange of shares, or other change in corporate structure or payment of any other distribution, the maximum number and kind of shares reserved for issuance or with respect to which awards may be granted under the Plan will be adjusted to reflect such event, and the Plan administrator will make such adjustments as it deems appropriate and equitable in the number, kind and exercise price of ordinary shares covered by outstanding awards made under the Plan, and in any other matters that relate to awards and that are affected by the changes in the shares referred to in this section.

Board Practices

Board Composition

Our business affairs are managed under the direction of our Board. Our Board consists of five members. Our external directors serve for a three-year term which begins upon the effectiveness date of this registration statement.

Director Independence

Our Board consists of five members, two of whom qualify as independent within the meaning of the independent director guidelines of the NYSE American. Dr. Siegfried and Dr. Veliotis are “independent directors” as defined in the rules of the NYSE American and applicable SEC rules. The Corporate Governance Rules of the NYSE American generally require that a majority of an issuer’s board of directors must consist of independent directors. However, the Corporate Governance Rules of the NYSE American permit foreign private issuers like us to follow “home country practice” in certain corporate governance matters. We rely on this “home country practice” exception and do not have a majority of independent directors serving on our Board.

Committees of the Board of Directors

After the completion of this offering, the standing committees of our Board will consist of an audit committee, a compensation committee and a nominating and governance committee. Members will serve on these committees until their resignation or until otherwise determined by our Board.

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Audit Committee and Audit Committee Financial Expert

Our audit committee will oversee our corporate accounting and financial reporting process. Among other matters, the audit committee will:

●	appoint our independent registered public accounting firm;
●	evaluate the independent registered public accounting firm’s qualifications, independence and performance;
●	determine the engagement of the independent registered public accounting firm;
●	review and approve the scope of the annual audit and the audit fee;
●	discuss with management and the independent registered public accounting firm the results of the annual audit and the review of our interim financial statements;
●	approve the retention of the independent registered public accounting firm to perform any proposed permissible non-audit services;
●	monitor the rotation of partners of the independent registered public accounting firm on our engagement team in accordance with requirements established by the SEC;
●	be responsible for reviewing our financial statements and the Company’s management’s discussion and analysis of financial condition and results of operations to be included in the Company’s annual and interim reports to be filed with the SEC;
●	review the Company’s critical accounting policies and estimates; and
●	review and discuss the Company’s practices with respect to risk assessment and risk management;

The chair of the audit committee is expected to be Dr. Veliotis. Dr. Siegfried and Mr. Rollason also are expected to be members of the audit committee. We believe Dr. Veliotis qualifies as an “audit committee financial expert,” as such term is defined in Item 401(h) of Regulation S-K. Our Board will adopt a written charter for the audit committee.

Compensation Committee

Our compensation committee is responsible for, among other things:

●	reviewing and approving, or recommending to the Board, the compensation of our Chief Executive Officer and other executive officers;
●	administering any incentive and equity-based compensation;
●	reviewing and making recommendations to the board of directors regarding director compensation; and
●	appointing and overseeing any compensation consultants.

The chair of the Company’s compensation committee is expected to be Dr. Veliotis. Dr. Siegfried and Mr. Wilson also are expected to be members of the compensation committee. Our Board will adopt a written charter for the compensation committee.

Nominating and Governance Committee

Our nominating and governance committee is responsible for, among other things:

●	identifying individuals qualified to become members of our Board, consistent with criteria approved by our Board;
●	reviewing and recommending to our Board those to serve on the committees of the Board and as chair thereof; and
●	overseeing the evaluation of the effectiveness of our Board and its committees.

The chair of the Company’s nominating and governance committee is expected to be Dr. Siegfried. Dr. Veliotis and Mr. Wilson are also expected to be members of the nominating and governance committee. Our Board will adopt a written charter for the nomination and governance committee.

Foreign Private Issuer Status

As a foreign private issuer, we are exempt from the rules under the Exchange Act, prescribing the furnishing and content of proxy statements. In addition, we are not required under the Exchange Act to file quarterly periodic reports and financial statements with the SEC as frequently or as promptly as U.S. domestic issuers, and are not required to disclose in its periodic reports all of the information that U.S. domestic issuers are required to disclose. As a company incorporated in the Cayman Islands that is listed on the NYSE American, we are subject to the NYSE American’s corporate’s governance listing standards. However, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the corporate governance listing requirements of the NYSE American. These practices may afford less protection to shareholders than they would enjoy if we complied fully with corporate governance listing requirements of the NYSE American. Following this offering, we will rely on home country practice to be exempted from certain of the corporate governance requirements of the NYSE American, namely: (i) there will not be a necessity to hold meetings of board of directors on at least a quarterly basis, or the requirement for independent directors to have regularly scheduled executive sessions at least annually without the presence of non-independent directors and management; and (ii) there will be no requirement for the Company to obtain shareholder approval with respect to (a) the establishment (or material amendment to) a stock option or purchase plan or other equity compensation arrangement as specified in Section 711 of the NYSE American LLC Company Guide; (b) the issuance of additional shares as sole or partial consideration for an acquisition of the stock or assets of another company in the circumstances specified in Section 712 of the NYSE American LLC Company Guide; and (c) the issuance of additional shares in connection with a transaction specified in Section 713 of the NYSE American LLC Company Guide, or that will result in a change of control of the Company.

To the extent we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would enjoy under NYSE American corporate governance standards applicable to U.S. domestic issuers.

Controlled Company Status

After the completion of this offering, we will be a “controlled company” within the meaning of the NYSE American corporate governance rules. Under the NYSE American corporate governance standards, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance standards, including the requirement that (i) a majority of our board of directors consists of independent directors; (ii) a majority of the independent directors select or recommend our director nominees; (iii) the compensation committee be responsible for determining or recommending the compensation of executive officers other than our chief executive officer; and (iv) the compensation committee be composed entirely of independent directors. We have elected to rely on the “controlled company” exemption provided in the NYSE American corporate governance requirements to permit our compensation committee to include a non-independent director, and we could elect to rely on other exemptions in the future. Our status as a controlled company could cause our securities to look less attractive to certain investors or otherwise harm the trading price of our ordinary shares. Even if we cease to be a controlled company, we may still rely on exemptions available to foreign private issuers, including being able to adopt home country practices in relation to corporate governance matters.

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DESCRIPTION OF SHARE CAPITAL

The following is a summary of the material terms of our share capital, as well as the other material terms of our amended and restated memorandum and articles of association, which will be in effect prior to the effectiveness of the registration statement of which this prospectus forms a part, and certain provisions of the Companies Act. This summary does not purport to be complete and is qualified in its entirety by the provisions of such amended and restated memorandum and articles of association, copies of which will be filed with the SEC as exhibits to the registration statement of which this prospectus forms a part (and which is referred to in this section as, respectively, the “memorandum” and the “articles”). We urge you to read our memorandum and articles in its entirety for a complete description of the rights and preferences of share capital.

We were incorporated as an exempted company with limited liability under the Companies Act on September 19, 2025. A Cayman Islands exempted company:

●	is a company that conducts its business mainly outside the Cayman Islands;
●	is prohibited from trading in the Cayman Islands with any person, firm or corporation except in furtherance of the business of the exempted company carried on outside the Cayman Islands (and for this purpose can effect and conclude contracts in the Cayman Islands and exercise in the Cayman Islands all of its powers necessary for the carrying on of its business outside the Cayman Islands);
●	does not have to hold an annual general meeting;
●	does not have to make its register of members open to inspection by shareholders of that company;
●	may obtain an undertaking against the imposition of any future taxation;
●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;
●	may register as an exempted limited duration company; and
●	may register as a segregated portfolio company.

Authorized Share Capital

Pursuant to the memorandum, which will be effective prior to the effectiveness of the registration statement of which this prospectus forms a part, our authorized share capital will consist of $       divided into           ordinary shares, $             par value per share.

Warrants

SJP Warrants

On December 1, 2025, we entered into a warrant agreement with St. James Place Limited (“SJP”), pursuant to which the Company granted SJP 5,000,000 warrants (the “SJP Warrants”) exercisable at $15 per warrant (up to $75 million total) at any time from December 1, 2025 through December 1, 2028. If fully exercised, the warrants convert into ordinary shares representing 15% of the Company’s fully diluted equity (pro rata for partial exercise), with shares ranking pari passu with existing equity. The warrants are freely transferable (subject to customary mechanics) and include anti-dilution protection through adjustments for share splits, consolidations, and similar events. In a change of control, all unexercised warrants automatically convert into shares on a cashless basis, while in a liquidation the holder can elect to be treated as if exercised. If the warrants are not fully exercised the ordinary shares will be issued on a pro rata basis. The warrants have a maturity date of December 1, 2028.

On May 8, 2026, the Company amended the SJP Warrant Agreement dated December 1, 2025, with SJP to clarify that the SJP Warrants, if exercised in full, shall convert into such number of ordinary shares representing 15% of the fully diluted ordinary shares of the Company outstanding immediately prior to exercise, instead of issued ordinary share capital of the Company outstanding immediately prior to the exercise.

IPO Warrants

In recognition of the successful completion of this offering, the Company will issue to International Mineral Corporation Holdings Ltd and Rhino Mining Limited three tranches of warrants (the “IPO Warrants”). Each tranche, if fully exercised, converts into 15% of the issued ordinary share capital of IMC at the time of exercise for each holder. The warrants will be issued with an exercise price equivalent to the offering price set forth on the cover page of this prospectus plus a 20%, 40%, or 60% premium. The warrants are exercisable at any time from issuance until the 24-, 36- and 48-month anniversary of this offering, in whole or in part, and shares issued upon exercise rank pari passu with existing shares. The warrants are transferable and include standard anti-dilution protections for share adjustments. Holders receive registration rights consisting of two demand registrations and unlimited piggyback rights for five years after the completion of this offering at our expense. In a liquidation, holders may elect to be treated as if exercised, and we must maintain sufficient authorized shares and facilitate participation in takeover offers.

Offtake Warrants

Upon the successful completion of this offering, we will grant Americas Rare Earths Holdings Ltd (“Americas Holdings”), the parent company of Havilah, our offtake partner, warrants (the “Offtake Warrants”) exercisable from grant through the five-year anniversary of this offering, representing in aggregate 20% of our fully diluted equity immediately prior to this offering, structured in four equal 5% tranches with exercise prices equivalent to the IPO offering plus a 10%, 20%, 30% or 40% premium per ordinary share, respectively. The warrants are freely exercisable in whole or part (minimum thresholds apply), may be settled in cash or on a cashless basis, and the underlying shares rank pari passu with existing shares. Americas Holdings receives anti-dilution protection for share adjustments, as well as significant registration rights (four demand registrations and unlimited piggyback rights for five years after the completion of this offering at our expense). In a liquidation, the holder can elect to be treated as if exercised, and we must maintain sufficient authorized shares and facilitate participation in takeover offers.

Royalty Options

On September 25, 2025, Niobium entered into a royalty agreement with Havilah, which entitles Havilah to 3.5% of the gross proceeds of all minerals produced and sold from IMC’s properties, in perpetuity. On December 1, 2025, we granted Havilah, a Brazilian entity indirectly wholly-owned by Mr. Scolaro, the right to exchange its royalty interest for common shares, cash, or a combination thereof, of IMC (the “Royalty Option”). Upon exercise of the Royalty Option, the number of IMC common shares issuable to Havilah shall be equal to the value of the royalty, discounted at a rate of eight percent, divided by the volume-weighted average price per IMC common shares for the thirty trading days immediately preceding, with a $50.0 million value floor.

Ordinary Shares

All of our issued and outstanding ordinary shares are validly issued, fully paid and nonassessable, and all of our ordinary shares to be issued in the offering will be validly issued as fully paid and non-assessable. Our ordinary shares are issued in registered form, and are issued when registered in our register of members. Unless the Board determines otherwise, each holder of our ordinary shares will not receive a certificate in respect of such ordinary shares. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their ordinary shares. We may not issue shares or warrants to bearer.

Subject to the provisions of the Companies Act and our articles regarding redemption and purchase of the shares and, where applicable, the rules and regulations of the NYSE American, the SEC and/or any other competent regulatory authority or otherwise under applicable law, our directors have general and unconditional authority to allot (with or without confirming rights of renunciation), issue, grant options over or otherwise deal with any unissued shares to such persons, at such times and on such terms and conditions as they may decide. The directors may deal with unissued shares either at a premium or at par, or with or without preferred, deferred or other special rights or restrictions, whether in regard to dividend, voting, return of capital or otherwise. No share may be issued at a discount except in accordance with the provisions of the Companies Act. The directors may refuse to accept any application for shares, and may accept any application in whole or in part, for any reason or for no reason.

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Dividends

Subject to the provisions of the Companies Act and any rights attaching to any class or classes of shares under and in accordance with the articles:

●	the directors may declare dividends or distributions out of our funds which are lawfully available for that purpose; and
●	our shareholders may, by ordinary resolution, declare dividends but no such dividend shall exceed the amount recommended by the directors.

Subject to the requirements of the Companies Act regarding the application of a company’s share premium account and with the sanction of an ordinary resolution, dividends may also be declared and paid out of any share premium account. The directors when paying dividends to shareholders may make such payment either in cash or in specie.

Unless provided by the rights attached to a share, no dividend shall bear interest.

Voting Rights

Subject to any rights or restrictions as to voting attached to any shares, unless any share carries special voting rights, every shareholder who is present in person and every person representing a shareholder by proxy shall have one vote for each share of which he or the person represented by proxy is the holder. A fraction of a share shall entitle its holder to an equivalent fraction of one (1) vote (or a fraction of such number of votes which such Share carries pursuant to its special voting rights). In addition, all shareholders holding shares of a particular class are entitled to vote at a meeting of the holders of that class of shares. Votes may be given either personally or by proxy.

Variation of Rights

Whenever our capital is divided into different classes of shares, the rights attaching to any class of share (unless otherwise provided by the terms of issue of the ordinary shares of that class) may be varied either with the consent in writing of the holders of not less than two-thirds of the issued shares of that class, or with the sanction of a resolution passed by a majority of not less than two-thirds of the holders of shares of the class present in person or by proxy at a separate general meeting of the holders of shares of that class.

Unless the terms on which a class of shares was issued state otherwise, the rights conferred on the shareholder holding shares of any class shall not be deemed to be varied by the creation or issue of further shares ranking pari passu with the existing shares of that class.

Alteration of Share Capital

Subject to the Companies Act, our shareholders may, by ordinary resolution:

●	increase our share capital by new shares of the amount fixed by that ordinary resolution and with the attached rights, priorities and privileges set out in that ordinary resolution;
●	consolidate and divide all or any of our share capital into shares of larger amount than our existing shares;
●	convert all or any of our paid-up shares into ordinary shares, and reconvert those ordinary shares into paid up shares of any denomination;
●	sub-divide our ordinary shares or any of them into shares of an amount smaller than that fixed, so, however, that in the sub-division, the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in case of the share from which the reduced share is derived; and
●	cancel shares which, at the date of the passing of that ordinary resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the ordinary shares so cancelled or, in the case of shares without nominal par value, diminish the number of shares into which our capital is divided.

Subject to the Companies Act and to any rights for the time being conferred on the shareholders holding a particular class of shares, our shareholders may, by special resolution, reduce its share capital in any way.

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Calls on Shares and Forfeiture

Subject to the terms of allotment, the directors may make calls on the shareholders in respect of any monies unpaid on their shares including any premium and each shareholder shall (subject to receiving at least clear days’ notice specifying when and where payment is to be made), pay to us the amount called on his shares as required by notice. Shareholders registered as the joint holders of a share shall be jointly and severally liable to pay all calls in respect of the share. If a call remains unpaid after it has become due and payable the person from whom it is due and payable shall pay interest on the amount unpaid from the day it became due and payable until it is paid at the rate fixed by the terms of allotment of the share or in the notice of the call or if no rate is fixed, at the rate of ten percent per annum. The directors may waive payment of the interest wholly or in part.

We have a first and paramount lien on all shares (whether fully paid up or not) registered in the name of a shareholder (whether solely or jointly with others). The lien is for all monies payable to us by the shareholder or the shareholder’s estate:

●	either alone or jointly with any other person, whether or not that other person is a shareholder; and
●	whether or not those monies are presently payable.

At any time the directors may declare any share to be wholly or partly exempt from the lien on shares provisions of the articles.

We may sell, in such manner as the directors may determine, any share on which the sum in respect of which the lien exists is presently payable, if due notice that such sum is payable has been given (as prescribed by the articles) and, within               clear days of the date on which the notice is deemed to be given under the articles, such notice has not been complied with.

Unclaimed Dividend

A dividend that remains unclaimed for a period of                after it became due for payment shall be forfeited to, and shall cease to remain owing by, the Company.

Forfeiture or Surrender

If a shareholder fails to pay any capital call, the directors may give to such shareholder not less than                   clear days’ notice requiring payment and specifying the amount unpaid including any interest which may have accrued, any expenses which have been incurred by us due to that person’s default and the place where payment is to be made. The notice shall also contain a warning that if the notice is not complied with, the ordinary shares in respect of which the call is made will be liable to be forfeited.

If such notice is not complied with, the directors may, before the payment required by the notice has been received, resolve that any share the subject of that notice be forfeited (which forfeiture shall include all dividends or other monies payable in respect of the forfeited share and not paid before such forfeiture).

A forfeited share may be sold, re-allotted or otherwise disposed of on such terms and in such manner as the directors determine and at any time before a sale, re-allotment or disposition the forfeiture may be cancelled on such terms as the directors think fit.

A person whose shares have been forfeited shall cease to be a shareholder in respect of the forfeited shares, but shall, notwithstanding such forfeiture, remain liable to pay to us all monies which at the date of forfeiture were payable by him to us in respect of the ordinary shares, together with all expenses and interest from the date of forfeiture or surrender until payment.

A declaration, whether statutory or under oath, made by a director or the secretary shall be conclusive evidence that the person making the declaration is our director or secretary and that the particular shares have been forfeited or surrendered on a particular date.

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Share Premium Account

The directors shall establish a share premium account in accordance with the Companies Act and shall carry the credit of such account from time to time to a sum equal to the amount or value of the premium paid on the issue of any share or capital contributed or such other amounts required by the Companies Act.

Redemption and Purchase of Own Shares

Subject to the Companies Act and any rights for the time being conferred on the shareholders holding a particular class of shares, we may by action of our directors:

●	issue shares that are to be redeemed or liable to be redeemed, at our option or the shareholder holding those redeemable shares, on the terms and in the manner our directors determine before the issue of those shares;
●	with the consent by special resolution of the shareholders holding shares of a particular class, vary the rights attaching to that class of shares so as to provide that those shares are to be redeemed or are liable to be redeemed at our option on the terms and in the manner which the directors determine at the time of such variation; and
●	purchase all or any of our own shares of any class including any redeemable shares on the terms and in the manner which the directors determine at the time of such purchase.

We may make a payment in respect of the redemption or purchase of our own shares in any manner authorized by the Companies Act, including out of any combination of capital, our profits and the proceeds of a fresh issue of shares.

When making a payment in respect of the redemption or purchase of shares, the directors may make the payment in cash or in specie (or partly in one and partly in the other) if so authorized by the terms of the allotment of those shares or by the terms applying to those shares, or otherwise by agreement with the shareholder holding those shares.

Transfer of Shares

Subject to any applicable requirements set forth in the articles and provided that a transfer of shares complies with applicable rules of the NYSE American, a shareholder may transfer shares to another person by completing an instrument of transfer in a usual or common form or in any other form approved by the directors, executed:

●	where the ordinary shares are fully paid, by or on behalf of that shareholder; and
●	where the ordinary shares are nil or partly paid, by or on behalf of that shareholder and the transferee.

The transferor shall be deemed to remain the holder of a share until the name of the transferee is entered into our register of members.

Where the ordinary shares in question are not listed on or subject to the rules of the NYSE American, our Board may, in its absolute discretion, decline to register any transfer of any share that has not been fully paid up or is subject to a company lien. Our Board may also decline to register any transfer of such share, without giving any reason, unless:

●	the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our Board may reasonably require to show the right of the transferor to make the transfer;
●	the instrument of transfer is in respect of only one class of ordinary shares;
●	the instrument of transfer is properly stamped, if required;
●	the share transferred is fully paid and free of any lien in favor of us;
●	any applicable fee of such maximum sum as the designated stock exchanges may determine to be payable, or such lesser sum as the Board may from time to time require related to the transfer has been paid to us; and
●	the transfer is not more than four joint holders.

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If our directors refuse to register a transfer of any shares of any class not listed on a designated stock exchange (as defined in our articles), they are required, within one (1) month after the date on which the instrument of transfer was lodged, to send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, on               clear days’ notice being given by advertisement in such one or more newspapers or by electronic means, be suspended and our register of members closed at such times and for such periods as our Board may, in their absolute discretion, from time to time determine. The registration of transfers, however, may not be suspended, and the register may not be closed, for more than 30 days in any year.

Inspection of Books and Records

Holders of our ordinary shares will have no general right under the Companies Act to inspect or obtain copies of our register of members or our corporate records (except for the memorandum and articles of association of our Company, any special resolutions passed by our Company and the register of mortgages and charges of our Company).

General Meetings of Shareholders

As a Cayman Islands exempted company, we are not obligated by the Companies Act to call shareholders’ annual general meetings; accordingly, we may, but shall not be obliged to, in each year hold a general meeting as an annual general meeting. Any annual general meeting held shall be held at such time and place as may be determined by our Board in accordance with our memorandum and articles. All general meetings other than annual general meetings shall be called extraordinary general meetings.

The directors may convene general meetings whenever they think fit. General meetings shall also be convened on the written requisition of one or more of the shareholders entitled to attend and vote at our general meetings who (together) hold not less than ten percent of the rights to vote at such general meeting in accordance with the notice provisions in the articles, specifying the purpose of the meeting and signed by each of the shareholders making the requisition. If the directors do not convene such meeting within 21 clear days’ from the date of receipt of the written requisition, those shareholders who requested the meeting or any of them may convene the general meeting themselves within three months after the end of such period of 21 clear days in which case reasonable expenses incurred by them as a result of the directors failing to convene a meeting shall be reimbursed by us.

At least                clear days’ notice of any general meeting shall be given to shareholders entitled to attend and vote at such meeting. The notice shall specify the place, the day and the hour of the meeting and the general nature of that business. In addition, if a resolution is proposed as a special resolution, the text of that resolution shall be given to all shareholders. Notice of every general meeting shall also be given to the directors and our auditors.

Subject to the Companies Act and with the consent of the shareholders who, individually or collectively, hold at least 90 percent of the voting rights of all those who have a right to vote at a general meeting, a general meeting may be convened on shorter notice.

A quorum shall consist of the presence (whether in person or represented by proxy) of one or more shareholders holding shares that represent not less than one-third of the outstanding shares carrying the right to vote at such general meeting unless the Company has only one member.

If, within 15 minutes from the time appointed for the general meeting, or at any time during the meeting, a quorum is not present, the meeting, if convened upon the requisition of shareholders, shall be cancelled. In any other case it shall stand adjourned to the same time and place seven days hence, or to such other time or place as is determined by the directors.

The chairman may, with the consent of a meeting at which a quorum is present, adjourn the meeting. When a meeting is adjourned for more than             clear days, notice of the adjourned meeting shall be given in accordance with the articles.

At any general meeting a resolution put to the vote of the meeting shall be decided on a poll.

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A poll shall be taken in such manner as the chairman directs and the result of the poll shall be deemed to be the resolution of the meeting.

In the case of an equality of votes, the chairman of the meeting shall         entitled to a second or casting vote.

Directors

We may by ordinary resolution, from time to time, fix the maximum and minimum number of directors to be appointed. Under the articles, we are required to have a minimum of one director and the maximum number of Directors shall be unlimited.

A director may be appointed by ordinary resolution or by the directors. Any appointment may be to fill a vacancy or as an additional director.

Unless the remuneration of the directors is determined by the shareholders by ordinary resolution, the directors shall be entitled to such remuneration as the directors may determine.

The shareholding qualification for directors may be fixed by our shareholders by ordinary resolution and unless and until so fixed no share qualification shall be required.

A director may be removed by ordinary resolution.

A director may at any time resign from office by giving us notice in writing. Unless the notice specifies a different date, the director shall be deemed to have resigned on the date that the notice is delivered to us.

Subject to the provisions of the articles, the office of a director may be terminated forthwith if:

●	he is prohibited by the law of the Cayman Islands from acting as a director;
●	he is made bankrupt or makes an arrangement or composition with his creditors generally;
●	he resigns his office by notice to us;
●	he only held office as a director for a fixed term and such term expires;
●	in the opinion of a registered medical practitioner by whom he is being treated he becomes physically or mentally incapable of acting as a director;
●	he is given notice by the majority of the other directors (not being less than two in number) to vacate office (without prejudice to any claim for damages for breach of any agreement relating to the provision of the services of such director);
●	he is made subject to any law relating to mental health or incompetence, whether by court order or otherwise; or
●	without the consent of the other directors, he is absent from meetings of directors for continuous period of six months.

Within one year of the completion of this offering, each of the audit committee, the compensation committee and the nominating and governance committee shall consist of at least three directors and the majority of the committee members shall be independent within the meaning of the NYSE American listing rules. Within one year of the completion of this offering, the audit committee shall consist of at least three directors, all of whom shall be independent within the meaning of the NYSE American listing rules and will meet the criteria for independence set forth in Rule 10A-3 or Rule 10C-1 of the Exchange Act.

Powers and Duties of Directors

Subject to the provisions of the Companies Act and our articles, our business shall be managed by the directors, who may exercise all our powers. No prior act of the directors shall be invalidated by any subsequent alteration of our memorandum or articles. To the extent allowed by the Companies Act, however, shareholders may by special resolution validate any prior or future act of the directors which would otherwise be in breach of their duties.

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The directors may delegate any of their powers to any committee consisting of one or more persons who need not be shareholders and may include non-directors so long as the majority of those persons are directors; any committee so formed shall in the exercise of the powers so delegated conform to any regulations that may be imposed on it by the directors. Upon the initial closing of this offering, our Board will have established an audit committee, a compensation committee and a nominating and governance committee.

The Board may establish any local or divisional board of directors or agency and delegate to it its powers and authorities (with power to sub-delegate) for managing any of our affairs whether in the Cayman Islands or elsewhere and may appoint any persons to be members of a local or divisional board of directors, or to be managers or agents, and may fix their remuneration.

The directors may from time to time and at any time by power of attorney or in any other manner they determine appoint any person, either generally or in respect of any specific matter, to be our agent with or without authority for that person to delegate all or any of that person’s powers.

The directors may from time to time and at any time by power of attorney or in any other manner they determine appoint any person, whether nominated directly or indirectly by the directors, to be our attorney or our authorized signatory and for such period and subject to such conditions as they may think fit. The powers, authorities and discretions, however, must not exceed those vested in, or exercisable, by the directors under the articles.

The Board may remove any person so appointed and may revoke or vary the delegation.

The directors may exercise all of our powers to borrow money and to mortgage or charge its undertaking, property and assets both present and future and uncalled capital or any part thereof, to issue debentures and other securities whether outright or as collateral security for any debt, liability or obligation of ours or our parent undertaking (if any) or any subsidiary undertaking of us or of any third party.

Subject to the applicable listing rules and disqualification by the chairman of the relevant Board meeting, a director may vote (and be counted in the quorum) in respect of any contract, transaction, arrangement or proposal in which he has an interest, provided that the nature and extent of any such material interest has been duly declared at a meeting of the directors by a general notice given to the other directors prior to the consideration of the meeting.

Interested Directors

Interested director transactions are governed by the terms of a company’s memorandum and articles of association. The articles provide that a director who is in any way, whether directly or indirectly, interested in a contract or transaction or proposed contract or transaction with the Company shall declare the nature of his interest at a meeting of the directors. A general notice given to the directors by any director to the effect that he is a member of any specified company or firm and is to be regarded as interested in any contract or transaction which may thereafter be made with that company or firm shall be deemed a sufficient declaration of interest in regard to any contract so made or transaction so consummated. Subject to the applicable rules of designated stock exchange and disqualification by the chairman of the relevant Board meeting, a director may vote in respect of any contract or transaction or proposed contract or transaction notwithstanding that he may be interested therein provided such director discloses the nature and extent of any material interests in respect of any contract or transaction or proposed contract or transaction to other directors and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of the directors at which any such contract or transaction or proposed contract or transaction shall come before the meeting for consideration.

Capitalization of Profits

Subject to the Memorandum and Articles, the directors may resolve to capitalize:

●	any part of our profits not required for paying any preferential dividend (whether or not those profits are available for distribution); or
●	any sum standing to the credit of our share premium account or capital redemption reserve, if any.

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The amount resolved to be capitalized must be appropriated to the shareholders who would have been entitled to it had it been distributed by way of dividend and in the same proportions.

Shareholder Proposal Rights

The Companies Act does not provide shareholders any right to bring business before a meeting or requisition a general meeting. However, these rights may be provided in the Company’s memorandum and articles of association.

The shareholders are entitled to requisition a general meeting in accordance with the provisions of the Articles, but the Articles do not expressly provide for any shareholders proposal rights.

Liquidation Rights

If we are wound up, the shareholders may, subject to the articles and any other sanction required by the Companies Act, pass a special resolution allowing the liquidator to do either or both of the following:

●	to divide in specie among the shareholders the whole or any part of our assets and, for that purpose, to value any assets and to determine how the division shall be carried out as between the shareholders or different classes of shareholders; and
●	to vest the whole or any part of the assets in trustees for the benefit of shareholders and those liable to contribute to the winding up.

The directors have the authority to present a petition for our winding up to the Grand Court of the Cayman Islands on our behalf without the sanction of a resolution passed at a general meeting.

Register of Members

Under the Companies Act, we must keep a register of members and there should be entered therein:

●	the names and addresses of our shareholders, and, a statement of the ordinary shares held by each member, which:
●	distinguishes each share by its number (so long as the share has a number);
●	confirms the amount paid, or agreed to be considered as paid, on the ordinary shares of each member;
●	confirms the number and category of shares held by each member; and
●	confirms whether each relevant category of ordinary shares held by a member carries voting rights under the articles of association of the company, and if so, whether such voting rights are conditional;
●	the date on which the name of any person was entered on the register as a shareholder; and
●	the date on which any person ceased to be a shareholder.

Under the Companies Act, the register of members of our Company is prima facie evidence of the matters set out therein (that is, the register of members will raise a presumption of fact on the matters referred to above unless rebutted) and a shareholder registered in the register of members is deemed as a matter of the Companies Act to have legal title to the ordinary shares as set against its name in the register of members. Upon the completion of this offering, the register of members will be immediately updated to record and give effect to the issuance of shares by us to the custodian or its nominee. Once our register of members has been updated, the shareholders recorded in the register of members will be deemed to have legal title to the ordinary shares set against their name.

If the name of any person is incorrectly entered in or omitted from our register of members, or if there is any default or unnecessary delay in entering on the register the fact of any person having ceased to be a shareholder of our Company, the person or shareholder aggrieved (or any shareholder of our Company or our Company itself) may apply to the Grand Court of the Cayman Islands for an order that the register be rectified, and the Court may either refuse such application or it may, if satisfied of the justice of the case, make an order for the rectification of the register.

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Certain Differences in Corporate Law

The Companies Act is derived, to a large extent, from the older Companies Acts of England and Wales but does not follow recent United Kingdom statutory enactments, and accordingly there are significant differences between the Companies Act and the current Companies Act of the UK. In addition, the Companies Act differs from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of certain significant differences between the provisions of the Companies Act applicable to us and the comparable laws applicable to companies incorporated in the State of Delaware in the United States and companies incorporated in the Cayman Islands.

	Delaware	Cayman Islands
Title of Organizational Documents	Certificate of Incorporation and Bylaws	Certificate of Incorporation and Memorandum and Articles of Association

Duties of Directors	Under Delaware law, the business and affairs of a corporation are managed by or under the direction of its board of directors. In exercising their powers, directors are charged with a fiduciary duty of care to protect the interests of the corporation and a fiduciary duty of loyalty to act in the best interests of its shareholders. The duty of care requires that directors act in an informed and deliberative manner and inform themselves, prior to making a business decision, of all material information reasonably available to them. The duty of care also requires that directors exercise care in overseeing and investigating the conduct of the corporation’s employees. The duty of loyalty may be summarized as the duty to act in good faith, not out of self-interest, and in a manner which the director reasonably believes to be in the best interests of the shareholders.	As a matter of Cayman Islands law, a director owes three types of duties to the company: (i) statutory duties, (ii) fiduciary duties, and (iii) common law duties. The Companies Act imposes a number of statutory duties on a director. A Cayman Islands director’s fiduciary duties are not codified, however the courts of the Cayman Islands have held that a director owes the following fiduciary duties (a) a duty to act in what the director bona fide considers to be in the best interests of the company, (b) a duty to exercise their powers for the purposes they were conferred, (c) a duty to avoid fettering his or her discretion in the future and (d) a duty to avoid conflicts of interest and of duty. The common law duties owed by a director are those to act with skill, care and diligence that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and, also, to act with the skill, care and diligence in keeping with a standard of care commensurate with any particular skill they have which enables them to meet a higher standard than a director without those skills. In fulfilling their duty of care to us, our directors must ensure compliance with our amended articles of association, as amended and restated from time to time. We have the right to seek damages where certain duties owed by any of our directors are breached.

Limitations on Personal Liability of Directors	Subject to the limitations described below, a certificate of incorporation may provide for the elimination or limitation of the personal liability of a director to the corporation or its shareholders for monetary damages for a breach of fiduciary duty as a director. Such provision cannot limit liability for breach of loyalty, bad faith, intentional misconduct, unlawful payment of dividends or unlawful share purchase or redemption. In addition, the certificate of incorporation cannot limit liability for any act or omission occurring prior to the date when such provision becomes effective.	The Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against the indemnified person’s own fraud, dishonesty, willful default or willful neglect or against the consequences of committing a crime.

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	Delaware	Cayman Islands
Indemnification of Directors, Officers, Agents, and Others	A corporation has the power to indemnify any director, officer, employee, or agent of corporation who was, is, or is threatened to be made a party who acted in good faith and in a manner he believed to be in the best interests of the corporation, and if with respect to a criminal proceeding, had no reasonable cause to believe his conduct would be unlawful, against amounts actually and reasonably incurred.

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of directors and officers, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against the consequences of committing a crime, or against the indemnified person’s own fraud, dishonesty willful default or willful neglect.

Our articles provide to the extent permitted by law, we shall indemnify each existing or former secretary, director (including alternate director), and any of our other officers (including an investment adviser or an administrator or liquidator) and their personal representatives against: (a) all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by the existing or former director (including alternate director), secretary or officer in or about the conduct of our business or affairs or in the execution or discharge of the existing or former director (including alternate director), secretary’s or officer’s duties, powers, authorities or discretions; and (b) without limitation to paragraph (a) above, all costs, expenses, losses or liabilities incurred by the existing or former director (including alternate director), secretary or officer in defending (whether successfully or otherwise) any civil, criminal, administrative or investigative proceedings (whether threatened, pending or completed) concerning us or our affairs in any court or tribunal, whether in the Cayman Islands or elsewhere.

No such existing or former director (including alternate director), secretary or officer, however, shall be indemnified in respect of any matter arising out of his own dishonesty, fraud, willful default or willful neglect.

To the extent permitted by law, we may make a payment, or agree to make a payment, whether by way of advance, loan or otherwise, for any legal costs incurred by an existing or former director (including alternate director), secretary or any of our officers in respect of any matter identified in above on condition that the director (including alternate director), secretary or officer must repay the amount paid by us to the extent that it is ultimately found not liable to indemnify the director (including alternate director), the secretary or that officer for those legal costs.

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	Delaware	Cayman Islands
Interested Directors	Under Delaware law, a transaction in which a director who has an interest in such transaction would not be voidable if (i) the material facts as to such interested director’s relationship or interests are disclosed or are known to the board of directors and the board in good faith authorizes the transaction by the affirmative vote of a majority of the disinterested directors, even though the disinterested directors are less than a quorum, (ii) such material facts are disclosed or are known to the shareholders entitled to vote on such transaction and the transaction is specifically approved in good faith by vote of the shareholders, or (iii) the transaction is fair as to the corporation as of the time it is authorized, approved or ratified. Under Delaware law, a director could be held liable for any transaction in which such director derived an improper personal benefit.

Interested director transactions are governed by the terms of a company’s memorandum and articles of association.

The articles provide that a director who is in any way, whether directly or indirectly, interested in a contract or transaction or proposed contract or transaction with the Company shall declare the nature of his interest at a meeting of the directors. A general notice given to the directors by any director to the effect that he is a member of any specified company or firm and is to be regarded as interested in any contract or transaction which may thereafter be made with that company or firm shall be deemed a sufficient declaration of interest in regard to any contract so made or transaction so consummated. Subject to the applicable rules of designated stock exchange and disqualification by the chairman of the relevant Board meeting, a director may vote in respect of any contract or transaction or proposed contract or transaction notwithstanding that he may be interested therein provided such director discloses the nature and extent of any material interests in respect of any contract or transaction or proposed contract or transaction to other directors and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of the directors at which any such contract or transaction or proposed contract or transaction shall come before the meeting for consideration.

Voting Requirements

The certificate of incorporation may include a provision requiring supermajority approval by the directors or shareholders for any corporate action.

In addition, under Delaware law, certain business combinations involving interested shareholders require approval by a supermajority of the non-interested shareholders.

For the protection of shareholders, certain matters must be approved by special resolution of the shareholders as a matter of Cayman Islands law, including alteration of the memorandum or articles of association, appointment of inspectors to examine company affairs, reduction of share capital (subject, in relevant circumstances, to court approval), change of name, authorization of a plan of merger or transfer by way of continuation to another jurisdiction or consolidation or voluntary winding up of the company.

The Companies Act requires that a special resolution be passed by a majority of at least two-thirds or such higher percentage as set forth in the memorandum and articles of association, of shareholders being entitled to vote and do vote in person or by proxy at a general meeting, or by unanimous written consent of shareholders entitled to vote at a general meeting.

The Companies Act defines “special resolutions” only. A company’s memorandum and articles of association can therefore tailor the definition of “ordinary resolutions” as a whole, or with respect to specific provisions.

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	Delaware	Cayman Islands
Voting for Directors	Under Delaware law, unless otherwise specified in the certificate of incorporation or bylaws of the corporation, directors shall be elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors.	Director election is governed by the terms of the memorandum and articles of association.

Cumulative Voting	No cumulative voting for the election of directors unless so provided in the certificate of incorporation.	There are no prohibitions in relation to cumulative voting under the Companies Act but our articles do not provide for cumulative voting.

Directors’ Powers Regarding Bylaws	The certificate of incorporation may grant the directors the power to adopt, amend or repeal bylaws.	The memorandum and articles of association may only be amended by a special resolution of the shareholders.

Nomination and Removal of Directors and Filling Vacancies on Board	Shareholders may generally nominate directors if they comply with advance notice provisions and other procedural requirements in company bylaws. Holders of a majority of the shares may remove a director with or without cause, except in certain cases involving a classified board or if the company uses cumulative voting. Unless otherwise provided for in the certificate of incorporation, directorship vacancies are filled by a majority of the directors elected or then in office.	Nomination and removal of directors and filling of board vacancies are governed by the terms of the memorandum and articles of association.

Mergers and Similar Arrangements

Under Delaware law, with certain exceptions, a merger, consolidation, or sale of all or substantially all of the assets of a corporation must be approved by the board of directors and by a majority of the outstanding voting power of the shares entitled to vote thereon. Under Delaware law, a shareholder of a corporation participating in certain mergers are entitled to appraisal rights pursuant to which such shareholder may receive cash in the amount of the fair value (as determined by the Delaware Court of Chancery) of the shares held by such shareholder in lieu of the consideration such shareholder would otherwise receive in the transaction.

The Companies Act provides for the merger or consolidation of two or more companies into a single entity. The legislation makes a distinction between a “consolidation” and a “merger.” In a consolidation, a new entity is formed from the combination of each participating company, and the separate consolidating parties, as a consequence, cease to exist and are each stricken by the Registrar of Companies. In a merger, one company remains as the surviving entity, having in effect absorbed the other merging parties that are then stricken and cease to exist.

Two or more Cayman-registered companies may merge or consolidate. Cayman-registered companies may also merge or consolidate with foreign companies provided that the laws of the foreign jurisdiction permit such merger or consolidation.

	Delaware law also provides that a parent entity, by resolution of its board of directors, may merge with any subsidiary corporation, of which it owns at least 90% of each class of capital stock without a vote by shareholders of such subsidiary. Upon any such merger, dissenting shareholders of the subsidiary would have appraisal rights unless the subsidiary is wholly owned.	Under the Companies Act, a plan of merger or consolidation shall be authorized by each constituent company by way of (i) a special resolution of the members of each such constituent company; and (ii) such other authorization, if any, as may be specified in such constituent company’s memorandum and articles of association.

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman subsidiary if a copy of the plan of merger is given to every member of that Cayman subsidiary to be merged unless that member agrees otherwise. For this purpose a subsidiary is a company of which at least ninety percent (90%) of the votes are owned by the parent company.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Save in certain circumstances, a dissentient shareholder of a Cayman constituent company is entitled to payment of the fair value of his shares upon dissenting to a merger or consolidation. The exercise of appraisal rights will preclude the exercise of any other rights save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by seventy-five percent (75%) in value of the shareholders or class of shareholders, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

● the statutory provisions as to the required majority vote have been met;

● the shareholders have been fairly represented at the meeting in question;

● the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

● the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act or that would amount to a “fraud on the minority”.

When a takeover offer is made and accepted by holders of not less than 90.0% of the shares affected within four (4) months, the offeror may, within a two (2) month period commencing on the expiration of such four (4) month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands, but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

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	Delaware	Cayman Islands
Shareholder Suits

Class actions and derivative actions generally are available to shareholders under Delaware law for, among other things, breach of fiduciary duty, corporate waste and actions not taken in accordance with applicable law.

In principle, we will normally be the proper plaintiff and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, there are exceptions to the foregoing principle, including when:

	In such actions, the court generally has discretion to permit the winning party to recover attorneys’ fees incurred in connection with such action but such discretion is rarely used. Generally, Delaware follows the American rule under which each party bears its own costs.	●	a company acts or proposes to act illegally or ultra vires;

		●	the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and

		●	those who control the company are perpetrating a “fraud on the minority.”

Inspection of Corporate Records	Under Delaware law, shareholders of a corporation, upon written demand under oath stating the purpose thereof, have the right during normal business hours to inspect for any proper purpose, and to make copies and extracts of list(s) of shareholders and other books and records of the corporation and its subsidiaries, if any, to the extent the books and records of such subsidiaries are available to the corporation.	Shareholders of a Cayman Islands exempted company have no general right under Cayman Islands law to inspect or obtain copies of a list of shareholders or other corporate records (other than copies of our memorandum and articles, the register of mortgages or charges, and any special resolutions passed by our shareholders) of the company. However, these rights may be provided in the company’s memorandum and articles of association.

Shareholder Proposals	Under Delaware law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the corporation’s governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the corporation’s governing documents, but shareholders may be precluded from calling special meetings.

The Companies Act does not provide shareholders any right to bring business before a meeting or requisition a general meeting. However, these rights may be provided in the company’s memorandum and articles of association.

The shareholders are entitled to requisition a general meeting in accordance with the provisions of the Articles, but the Articles do not expressly provide for any shareholders proposal rights.

Approval of Corporate Matters by Written Consent	Delaware law permits shareholders to take action by written consent signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting of shareholders unless otherwise provided in the corporation’s certificate of incorporation. A corporation must send prompt notice of the taking of the corporate action approved by shareholders without a meeting by less than unanimous written consent to those shareholders who have not consented in writing and who would have otherwise been entitled to notice of the meeting at which such action would have been taken.	The Companies Act allows a special resolution to be passed in writing if signed by all the voting shareholders (if authorized by the memorandum and articles of association).

Calling of Special Shareholders Meetings	Delaware law permits the board of directors or any person who is authorized under a corporation’s certificate of incorporation or bylaws to call a special meeting of shareholders.	The Companies Act does not have provisions governing the proceedings of shareholders meetings which are usually provided in the memorandum and articles of association.

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Anti-money Laundering — Cayman Islands

In order to comply with legislation or regulations aimed at the prevention of money laundering, we are required to adopt and maintain anti-money laundering procedures and may require subscribers to provide evidence to verify their identity and source of funds. Where permitted, and subject to certain conditions, we may also delegate the maintenance of our anti-money laundering procedures (including the acquisition of due diligence information) to a suitable person.

We reserve the right to request such information as is necessary to verify the identity of a subscriber. In some cases the directors may be satisfied that no further information is required since an exemption applies under the Anti-Money Laundering Regulations (Revised) of the Cayman Islands, as amended and revised from time to time (the “Regulations”). Depending on the circumstances of each application, a detailed verification of identity might not be required where:

●	the subscriber makes the payment for their investment from an account held in the subscriber’s name at a recognized financial institution; or
●	the subscriber is regulated by a recognized regulatory authority and is based or incorporated in, or formed under the law of, a recognized jurisdiction; or
●	the application is made through an intermediary which is regulated by a recognized regulatory authority and is based in or incorporated in, or formed under the law of a recognized jurisdiction and an assurance is provided in relation to the procedures undertaken on the underlying investors.

For the purposes of these exceptions, recognition of a financial institution, regulatory authority, or jurisdiction will be determined in accordance with the Regulations by reference to those jurisdictions recognized by the Cayman Islands Monetary Authority as having equivalent anti-money laundering regulations.

In the event of delay or failure on the part of the subscriber in producing any information required for verification purposes, we may refuse to accept the application, in which case any funds received will be returned without interest to the account from which they were originally debited.

We also reserve the right to refuse to make any redemption payment to a shareholder if our directors or officers suspect or are advised that the payment of redemption proceeds to such shareholder might result in a breach of applicable anti-money laundering or other laws or regulations by any person in any relevant jurisdiction, or if such refusal is considered necessary or appropriate to ensure our compliance with any such laws or regulations in any applicable jurisdiction.

If any person resident in the Cayman Islands knows or suspects or has reason for knowing or suspecting that another person is engaged in criminal conduct or is involved with terrorism or terrorist property and the information for that knowledge or suspicion came to their attention in the course of their business in the regulated sector, or other trade, profession, business or employment, the person will be required to report such knowledge or suspicion to (i) a nominated officer (appointed in accordance with the Proceeds of Crime Act (Revised) of the Cayman Islands) or the Financial Reporting Authority of the Cayman Islands, pursuant to the Proceeds of Crime Act (Revised), if the disclosure relates to criminal conduct or money laundering or (ii) to a police constable or a nominated officer (pursuant to the Terrorism Act (Revised) of the Cayman Islands) or the Financial Reporting Authority, pursuant to the Terrorism Act (Revised), if the disclosure relates to involvement with terrorism or terrorist financing and terrorist property. Such a report shall not be treated as a breach of confidence or of any restriction upon the disclosure of information imposed by any enactment or otherwise.

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Data Protection in the Cayman Islands — Privacy Notice

This privacy notice explains the manner in which we collect, process, and maintain personal data about our investors pursuant to the Data Protection Act (Revised) of the Cayman Islands, as amended from time to time and any regulations, codes of practice, or orders promulgated pursuant thereto (the “DPA”).

We are committed to processing personal data in accordance with the DPA. In our use of personal data, we will be characterized under the DPA as a “data controller,” whilst certain of our service providers, affiliates, and delegates may act as “data processors” under the DPA. These service providers may process personal information for their own lawful purposes in connection with services provided to us.

By virtue of your investment in our Company, we and certain of our service providers may collect, record, store, transfer, and otherwise process personal data by which individuals may be directly or indirectly identified.

Your personal data will be processed fairly and for lawful purposes, including (a) where the processing is necessary for us to perform a contract to which you are a party or for taking pre-contractual steps at your request, (b) where the processing is necessary for compliance with any legal, tax, or regulatory obligation to which we are subject, or (c) where the processing is for the purposes of legitimate interests pursued by us or by a service provider to whom the data are disclosed. As a data controller, we will only use your personal data for the purposes for which we collected it. If we need to use your personal data for an unrelated purpose, we will contact you.

We anticipate that we will share your personal data with our service providers for the purposes set out in this privacy notice. We may also share relevant personal data where it is lawful to do so and necessary to comply with our contractual obligations or your instructions or where it is necessary or desirable to do so in connection with any regulatory reporting obligations. In exceptional circumstances, we will share your personal data with regulatory, prosecuting, and other governmental agencies or departments, and parties to litigation (whether pending or threatened), in any country or territory including to any other person where we have a public or legal duty to do so (e.g. to assist with detecting and preventing fraud, tax evasion, and financial crime or compliance with a court order).

Your personal data shall not be held by our Company for longer than necessary with regard to the purposes of the data processing.

We will not sell your personal data. Any transfer of personal data outside of the Cayman Islands shall be in accordance with the requirements of the DPA. Where necessary, we will ensure that separate and appropriate legal agreements are put in place with the recipient of that data.

We will only transfer personal data in accordance with the requirements of the DPA, and will apply appropriate technical and organizational information security measures designed to protect against unauthorized or unlawful processing of the personal data and against the accidental loss, destruction, or damage to the personal data.

If you are a natural person, this will affect you directly. If you are a corporate investor (including, for these purposes, legal arrangements such as trusts or exempted limited partnerships) that provides us with personal data on individuals connected to you for any reason in relation to your investment into our Company, this will be relevant for those individuals and you should inform such individuals of the content.

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You have certain rights under the DPA, including (a) the right to be informed as to how we collect and use your personal data (and this privacy notice fulfils our obligation in this respect), (b) the right to obtain a copy of your personal data, (c) the right to require us to stop direct marketing, (d) the right to have inaccurate or incomplete personal data corrected, (e) the right to withdraw your consent and require us to stop processing or restrict the processing, or not begin the processing of your personal data, (f) the right to be notified of a data breach (unless the breach is unlikely to be prejudicial), (g) the right to obtain information as to any countries or territories outside the Cayman Islands to which we, whether directly or indirectly, transfer, intend to transfer, or wish to transfer your personal data, general measures we take to ensure the security of personal data, and any information available to us as to the source of your personal data, (h) the right to complain to the Office of the Ombudsman of the Cayman Islands, and (i) the right to require us to delete your personal data in some limited circumstances.

If you consider that your personal data has not been handled correctly, or you are not satisfied with our responses to any requests you have made regarding the use of your personal data, you have the right to complain to the Cayman Islands’ Ombudsman. The Ombudsman can be contacted by calling +1 (345) 946-6283 or by email at info@ombudsman.ky.

Legislation of the Cayman Islands

The Cayman Islands, together with several other non-European Union jurisdictions, have recently introduced legislation aimed at addressing concerns raised by the Council of the European Union as to offshore structures engaged in certain activities which attract profits without real economic activity. With effect from January 1, 2019, the International Tax Co-operation (Economic Substance) Act (Revised) (the “Substance Act”) came into force in the Cayman Islands introducing certain economic substance requirements for in-scope Cayman Islands entities which are engaged in certain “relevant activities,” which in the case of exempted companies incorporated before January 1, 2019, applies in respect of financial years commencing July 1, 2019, onwards. However, it is anticipated that our Company may remain out of scope of the legislation or else be subject to more limited substance requirements.

Certain Anti-Takeover Provisions in our Memorandum and Articles

Certain provisions of our memorandum and articles may have an anti-takeover effect and may delay, defer or prevent a merger, acquisition, tender offer, takeover attempt or other change of control transaction that a shareholder might consider in its best interest, including those attempts that might result in a premium over the market price for the ordinary shares held by our shareholders. These provisions provide for, among other things: (i) no cumulative voting with respect to the election of our Board; (ii) ability for the Board to issue further ordinary shares without the need to obtain shareholders’ approval; (iii) limitations on shareholders’ rights to requisition shareholder meetings; (iv) limiting the ability of shareholders to act by written consent; (v) the ability of our Board to fill a vacancy created by the expansion of the Board or the resignation, death, or removal of a director in certain circumstances; (vi) that our memorandum and articles may be amended only by the affirmative vote of at least two thirds of the shares entitled to vote in the general meeting.

Transfer Agent and Registrar

The transfer agent and registrar for the ordinary shares is Continental Stock Transfer & Trust, at 1 State Street, 30th Floor, New York, NY 10004-1561.

Listing

We intend to apply to list our ordinary shares on the NYSE American under the symbol “IMC”. We may also list our ordinary shares on the Brazilian Stock Exchange (B3 S.A. — Brasil, Bolsa, Balcão), or the “B3”.

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PRINCIPAL SHAREHOLDERS

The following table presents information as of            relating to the beneficial ownership of our ordinary shares by:

●	each person, or group of affiliated persons, known by us to own beneficially 5% or more of our outstanding ordinary shares; and
●	each of our executive officers and directors and persons nominated to serve in such positions.

Immediately prior to the completion of this offering, our issued and outstanding share capital will consist of              ordinary shares.

The number of ordinary shares beneficially owned by each entity, person, executive officer or director is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any ordinary shares over which the individual has sole or shared voting power or investment power as well as any such ordinary shares that the individual has the right to acquire within 60 days of the date set forth above through the exercise of any option or other right. Except as otherwise indicated, and subject to applicable community property laws, we believe that the persons named in the table have sole voting and investment power with respect to all ordinary shares held by that person based on information provided to us by such person.

The percentage of outstanding ordinary shares beneficially owned before and after this offering is computed on the basis of the number of such ordinary shares outstanding as of                  . Ordinary shares that a person has the right to acquire within 60 days of the date set forth above are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all executive officers and directors as a group. The table below assumes the exercise in full of the IPO Warrants, the Offtake Warrants, and the SJP Warrants, as well as the exercise of the Royalty Option for ordinary shares, following this Offering. Unless otherwise indicated below, the business address for each beneficial owner is c/o IMC Rare Earths Ltd., 18 Forum Lane, Camana Bay, 3rd Floor, Suite 5304, P.O. Box 31230, Grand Cayman, KY1-1205, Cayman Islands.

	Shares Beneficially Owned prior to this Offering(1)		Shares Beneficially Owned after this Offering(1)
	Ordinary shares	% of Ordinary shares	Ordinary Shares	% of Ordinary shares
5% or greater Shareholders
International Mineral Corporation Holdings Ltd(2)	70,000,000	69.2%	93,429,925	46.6%
Rhino Mining Limited(4)	25,000,000	24.7%	48,429,925	24.2%
Americas Rare Earth Holdings Ltd(3)	-	-	23,253,000	11.6%
St. James Place Ltd(5)	6,100,000	6.0%	32,236,878	16.1%
Named Executive Officers and Director Nominees
Francesco Scolaro(2)(3)	70,000,000	69.2%	116,682,925	58.2%
Stephen R. Wilson	-	-	-	-
Simon Rollason	-	-	-	-
Dr. Peter Roy Siegfried	-	-	-	-
Dr. Stanley Veliotis	-	-	-	-
All Directors and Executive Officers as a Group	70,000,000	69.2%	116,682,925	58.2%
Total	101,100,000	100.0%	197,349,728	98.5%

(1)	Beneficial ownership is determined in accordance with Rule 13d-3 under the Exchange Act. A person is deemed to be the beneficial owner of any ordinary shares if that person has or shares voting power or investment power with respect to those shares or has the right to acquire beneficial ownership at any time within 60 days.

(2)	International Mineral Corporation Holdings Ltd (“IMC Holdings”), an exempted company incorporated in the Cayman Islands, is wholly-owned and managed by Francesco Scolaro, who has voting and dispositive control over the ordinary shares held by IMC Holdings. The “Shares Beneficially Owned after this Offering” includes the IPO Warrants granted to IMC Holdings. The business address of IMC Holdings is 18 Forum Lane, Camana Bay, 3rd Floor, Suite 5304, P.O. Box 31230, Grand Cayman, KY1-1205, Cayman Islands.

(3)	Americas Rare Earth Holdings Ltd (“Americas Holdings”), an exempted company incorporated in the Cayman Islands, is wholly-owned and managed by Francesco Scolaro, who has voting and dispositive control over the ordinary shares held by Americas Holdings. The “Shares Beneficially Owned after this Offering” includes the Offtake Warrants granted to Americas Holdings. The business address of Americas Holdings is 18 Forum Lane, Camana Bay, 3rd Floor, Suite 5304, P.O. Box 31230, Grand Cayman, KY1-1205, Cayman Islands. Americas Holdings is the parent company of Havilah. This total includes an additional 101 shares (or 10%) related to the value of the Royalty Option held by Havilah.

(4)	Rhino Mining Limited (“Rhino”), whose ultimate beneficiary is Miles Pelham, who holds voting and dispositive power over the ordinary shares owned by Rhino. The “Shares Beneficially Owned after this Offering” includes the IPO Warrants granted to Rhino. The business address of Rhino is 90 Fort Street, P.O. Box 2002, George Town, Grand Cayman, KY1-1104, Cayman Islands.

(5)	St. James Place Limited (“SJP”), whose ultimate beneficiary is Sarah Henderson, who holds voting and dispositive power over the ordinary shares owned by SJP. The “Shares Beneficially Owned after this Offering” includes the SJP Warrants granted to SJP. The business address of SJP is Sussex House, Suite 200, 128 Elgin Avenue, George Town, Grand Cayman KY1-1206, Cayman Islands.

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RELATED PARTY TRANSACTIONS

In addition to the director and executive officer compensation and indemnification arrangements discussed above in the section titled “Management,” this section describes transactions or loans, since April 1, 2023, between us and (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, our company; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of our company that gives them significant influence over our company, and close members of any such individual’s family; (d) key management personnel, that is, those persons having authority and responsibility for planning, directing and controlling our activities, including directors and senior management and close members of such individuals’ families; and (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence. We refer to the entities and persons described in (a) through (e) above as “related parties.”

IMC, individually, or through its subsidiaries, has entered into certain related party transactions with entities beneficially owned by Francesco Scolaro, IMC’s Chairman and Chief Executive Officer.

As of March 31, 2026, we owed related companies, which are controlled by Francesco Scolaro, with a net amount of $320,273. All amounts relate to the payment of invoices by us or on our behalf. The amounts due do not bear an interest charge.

On June 25, 2025, IMC, Niobium, and Havilah, a Brazilian entity indirectly wholly-owned by Francesco Scolaro, entered into an offtake agreement pursuant to which Niobium agreed to sell, and Havilah agreed to purchase, 50% of all rare earth product extracted from the Itarantim Project, with Havilah holding an option to acquire an additional 25% of production not otherwise committed under the agreement. The agreement becomes effective upon commercial operation of the facilities and continues until the later of depletion of sufficient product to meet minimum production thresholds and 30 years from the start date, unless earlier terminated. IMC provided an unconditional guarantee of Niobium’s performance obligations under the agreement, including minimum production and delivery obligations. The agreement also grants Havilah customary step-in rights upon specified trigger events, including significant production shortfalls, operational failures, uncured defaults or insolvency, permitting Havilah to assume operational control of the properties and facilities. The purchase price is based on a formula tied to the quantity of payable rare earth elements delivered, applicable market reference prices, recovery and payable factors, discounts, treatment charges, moisture adjustments and impurity penalties.

On October 1, 2025, we amended our loan agreement with Francesco Scolaro (the “Loan Agreement”) that provides for an unsecured loan that bears no interest (0% per annum) and has no fixed repayment date. Repayment is contingent on the group having sufficient available cash flow and will be called only when management determines that funds are available to repay. The terms reflect a concessionary arrangement to support the group’s liquidity. On January 28, 2026, the Loan Agreement was amended to, among other things, extend the maturity date to the earlier of a successful IPO or February 28, 2027. On April 9, 2026, we entered into an amendment to the Loan Agreement whereby the maturity date is fixed at June 30, 2027. As of March 31, 2026, the outstanding balance of the loan was $2.9 million. We intend to use proceeds from the exercise of outstanding warrants to repay the Loan Agreement. We do not intend to use any proceeds from this offering to repay the Loan Agreement with Mr. Scolaro.

On September 25, 2025, Niobium entered into a royalty agreement with Havilah, a Brazilian entity indirectly wholly-owned by Francesco Scolaro, which entitles Havilah to 3.5% of the gross proceeds of all minerals produced and sold from IMC’s properties, in perpetuity.

On December 1, 2025, IMC granted Havilah the right to exchange the royalty interest for ordinary shares, cash, or a combination thereof, of IMC (the “Royalty Option”) based on the fair market value of the royalty at the time of exchange with a $50.0 million value floor, capped at 10% of IMC outstanding shares immediately prior to the completion this Offering.

On March 13, 2026, we entered into the Employment Agreement with Francesco Scolaro, which includes a base salary, annual bonus, a bonus upon successful completion of this offering, and bonuses for certain milestones related to the Itarantim Project. Under the Employment Agreement, Mr. Scolaro will receive annual compensation of $700,000 with an annual performance bonus with a target of 150% of salary and a maximum of 300%, subject to achievement of Board-determined metrics and continued employment through year-end. In connection with an IPO, Mr. Scolaro receives a one-time RSU grant valued at approximately $15 million vesting over three years, plus ongoing annual equity awards post-IPO with a target value of $6 to 8 million (a mix of time-based RSUs, performance awards, and options). Mr. Scolaro is also eligible for milestone awards tied to project development consisting of $10 million (or 1% equity) upon achieving indicated resources, $15 million (or 1.5% equity) upon measured mineral resources, and equity worth 2% of fully diluted shares, or $30 million, upon sustained commercial production. No compensation was paid to Mr. Scolaro for the fiscal year ended March 31, 2025. During the fiscal year ended March 31, 2026, Mr. Scolaro received compensation of $300,000.

In recognition of the successful completion of this offering, the Company will issue to International Mineral Corporation Holdings Ltd and Rhino Mining Limited three tranches of warrants. Each tranche, if fully exercised, converts into 15% of the issued ordinary share capital of IMC at the time of exercise for each holder. The warrants will be issued with an exercise price equivalent to the offering price set forth on the cover page of this prospectus plus a 20%, 40%, or 60% premium. The warrants are exercisable at any time from issuance until the 24-, 36- and 48-month anniversary of this offering, in whole or in part, and shares issued upon exercise rank pari passu with existing shares. The warrants are transferable and include standard anti-dilution protections for share adjustments. Holders receive registration rights consisting of two demand registrations and unlimited piggyback rights for five years after the completion of this offering at our expense. In a liquidation, holders may elect to be treated as if exercised, and we must maintain sufficient authorized shares and facilitate participation in takeover offers.

Upon the successful completion of this offering, we will grant Americas Rare Earths Holdings Ltd (“Americas Holdings”), the parent company of Havilah, our offtake partner, warrants exercisable from grant through the five-year anniversary of this offering, representing in aggregate 20% of our fully diluted equity immediately prior to this offering, structured in four equal 5% tranches with exercise prices equivalent to the IPO offering price plus a 10%, 20%, 30% or 40% premium per ordinary share, respectively. The warrants are freely exercisable in whole or part (minimum thresholds apply), may be settled in cash or on a cashless basis, and the underlying shares rank pari passu with existing shares. Americas Holdings receives anti-dilution protection for share adjustments, as well as significant registration rights (four demand registrations and unlimited piggyback rights for five years after the completion of this offering at our expense). In a liquidation, the holder can elect to be treated as if exercised, and we must maintain sufficient authorized shares and facilitate participation in takeover offers.

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ORDINARY SHARES ELIGIBLE FOR FUTURE SALE

Future sales of substantial amounts of our ordinary shares in the public market could adversely affect market prices prevailing from time to time. Furthermore, because only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale as described below, there may be sales of substantial amounts of our ordinary shares in the public market after the restrictions lapse. This may adversely affect the prevailing market price and our ability to raise equity capital in the future.

Upon completion of this offering, we will have a total of          ordinary shares issued and outstanding. Of these shares, the              ordinary shares sold in this offering are freely transferable without restriction or registration under the Securities Act, except for any shares purchased by one of our existing “affiliates,” as that term is defined in Rule 144 under the Securities Act. The remaining                  ordinary shares will be “restricted securities,” as that phrase is defined in Rule 144, and are eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rules 144 or 701 under the Securities Act, which are summarized below.

Rule 144

In general, a person who has beneficially owned our ordinary shares that are restricted shares for at least six months would be entitled to sell such securities, provided that (i) such person is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days preceding, the sale and (ii) we are subject to, and in compliance with certain of, the Exchange Act periodic reporting requirements for at least 90 days before the sale. If such person has beneficially owned such ordinary shares for at least one year, then the requirement in clause (ii) will not apply to the sale.

Persons who have beneficially owned our ordinary shares that are restricted shares for at least six months but who are our affiliates at the time of, or any time during the 90 days preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of either of the following:

●	1% of the number of our ordinary shares then outstanding, which will equal approximately ordinary shares immediately after this offering; or
●	the average weekly trading volume of our ordinary shares on the NYSE American during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale,

provided, in each case, that we are subject to, and in compliance with certain of, the Exchange Act periodic reporting requirements for at least 90 days before the sale. Such sales must also comply with the manner of sale and notice provisions of Rule 144.

Lock-up Agreements

We, our directors and executive officers have agreed that we and they will not (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, or file with, the SEC a registration statement under the Securities Act relating to, any of our ordinary shares or securities convertible into or exercisable or exchangeable for any of our ordinary shares, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing or (ii) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any ordinary shares or any such other securities (regardless of whether any of these transactions are to be settled by the delivery of ordinary shares or such other securities, in cash or otherwise), in each case without the prior written consent of             for a period of                days after the date of this prospectus, other than our ordinary shares to be sold in this offering. The lock-up agreement is subject to specified exceptions. See “Underwriting.”

Registration Statements on Form S-8

We intend to file one or more registration statements on Form S-8 under the Securities Act to register our ordinary shares or securities convertible into or exchangeable for our ordinary shares issued pursuant to our 2026 Incentive Plan as promptly as possible after the completion of this offering. Any such Form S-8 registration statements will automatically become effective upon filing. Accordingly, shares registered under such registration statements will be available for sale in the open market following the expiration of the lock-up agreements and arrangements described above, except that ordinary shares held by affiliates will still be subject to the public information, volume limitation, manner of sale and notice requirements of Rule 144 unless otherwise resalable under Rule 701 under the Securities Act. We expect that the initial registration statement on Form S-8 will cover our ordinary shares.

Resale Prospectus

As described in the “Explanatory Note” to the registration statement of which this prospectus forms a part, the registration statement also contains the Resale Prospectus to be used in connection with the potential resale of our ordinary shares held by the Resale Shareholder. These ordinary shares have been registered to permit public resale of such shares, and the Resale Shareholder may offer the shares for resale from time to time pursuant to the Resale Prospectus. The Resale Shareholder may also sell, transfer or otherwise dispose of all or a portion of its shares in transactions exempt from the registration requirements of the Securities Act or pursuant to another effective registration statement covering those shares. Any shares sold by the Resale Shareholder will only occur after the trading of our ordinary shares on the NYSE American, and begins at prevailing market prices or in privately negotiated prices.

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TAXATION

Material U.S. Federal Income Tax Considerations for U.S. Holders

The following section describes the material U.S. federal income tax consequences to U.S. Holders, as defined below, of owning and disposing of ordinary shares. It does not set forth all tax considerations that may be relevant to a particular person’s decision to acquire ordinary shares.

This section applies only to a U.S. Holder that holds ordinary shares as capital assets for U.S. federal income tax purposes (generally, property held for investment). This section does not include a description of the state, local or non-U.S. tax consequences that may be relevant to U.S. Holders, nor does it address U.S. federal tax consequences (such as gift and estate taxes) other than income taxes. In addition, it does not set forth all of the U.S. federal income tax consequences that may be relevant in light of the U.S. Holder’s particular circumstances, including alternative minimum tax consequences, the potential application of the provisions of the Code known as the Medicare contribution tax and tax consequences applicable to U.S. Holders subject to special rules under U.S. federal income tax laws, including:

●	banks and other financial institutions;
●	insurance companies;
●	controlled foreign corporations;
●	passive foreign investment companies (“PFICs”);
●	regulated investment companies;
●	governments or agencies or instrumentalities thereof;
●	dealers or traders in securities who use a mark-to-market method of tax accounting;
●	persons holding ordinary shares as part of a hedging transaction, straddle, wash sale, conversion transaction or other integrated transaction or persons entering into a constructive sale with respect to the ordinary shares;
●	persons whose functional currency for U.S. federal income tax purposes is not the U.S. Dollar;
●	entities classified as partnerships or S corporations for U.S. federal income tax purposes;
●	persons who acquire our ordinary shares through the exercise of an option or otherwise as compensation;
●	tax-exempt entities, including an “individual retirement account” or “Roth IRA;”
●	real estate investment trusts or regulated investment companies;
●	qualified foreign pension funds;
●	expatriates or former long-term residents of the United States;
●	persons that own or are deemed to own 10% or more of our shares (by vote or value); or
●	persons holding ordinary shares in connection with a trade or business conducted outside of the United States or in connection with a permanent establishment or other fixed place of business outside of the United States.

If an entity or arrangement that is classified as a partnership for U.S. federal income tax purposes holds ordinary shares, the U.S. federal income tax treatment of a partner generally will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Partnerships holding ordinary shares and partners in such partnerships should consult their tax advisors as to the particular U.S. federal income tax consequences of owning and disposing of the ordinary shares.

This section is based on the current provisions of the Code, administrative pronouncements, judicial decisions and final, temporary and proposed U.S. Treasury regulations, all as of the date hereof, any of which is subject to change or differing interpretations, possibly with retroactive effect. Any change or different interpretation could alter the tax consequences to U.S. Holders described in this section. In addition, there can be no assurance that the IRS, will not challenge one or more of the tax consequences described in this section. We have not sought, and do not expect to seek, a ruling from the IRS as to any U.S. federal income tax consequence described herein. The IRS may disagree with any discussion herein, and its determination may be upheld by a court.

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As used in this discussion, a “U.S. Holder” is a beneficial owner of ordinary shares who is, for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;
●	a corporation created or organized in or under the laws of the United States, any state therein or the District of Columbia;
●	a trust if (a) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust; or (b) it has in effect under applicable U.S. Treasury regulations a valid election to be treated as a U.S. person; or
●	an estate the income of which is subject to U.S. federal income taxation regardless of its source.

THE DISCUSSION BELOW IS A GENERAL SUMMARY. IT DOES NOT COVER ALL TAX MATTERS THAT MAY BE IMPORTANT TO U.S. HOLDERS. PROSPECTIVE INVESTORS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE STATE, LOCAL, NON-U.S. AND OTHER TAX CONSEQUENCES TO THEM OF THE OWNERSHIP AND DISPOSITION OF ORDINARY SHARES.

Passive Foreign Investment Company Rules

In general, a corporation organized outside the United States will be treated as a PFIC for any taxable year if (i) at least 75% of its gross income for the taxable year consists of certain types of passive income or (ii) at least 50% of its gross assets during the taxable year, based on a quarterly average and generally determined by value, produce or are held for the production of passive income. Cash generally is a passive asset. Goodwill is active to the extent attributable to activities that produce or are intended to produce active income. Passive income for this purpose generally includes, among other things, dividends, interest, rents, royalties, gains from commodities and securities transactions and gains from the disposition of assets that produce or are held for the production of passive income. In determining whether a non-U.S. corporation is a PFIC, a pro-rata portion of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account. Under this rule, we should be deemed to own the assets and to receive the income of any wholly-owned subsidiaries for purposes of the PFIC determination. If we are classified as a PFIC in any taxable year with respect to which a U.S. Holder owns ordinary shares, we generally will continue to be treated as a PFIC with respect to such U.S. Holder in all succeeding taxable years, regardless of whether we continue to meet the tests described above, unless we cease to be a PFIC and such U.S. Holder makes the “deemed sale election” described below.

As of the date hereof, we have not made a determination of our PFIC status for our fiscal year ended March 31, 2025. Further, based on our operating history and the projected composition of our income and valuation of our assets, including goodwill, it is uncertain whether we will be a PFIC for our current taxable year or in future taxable years. The determination of our PFIC status for any taxable year, however, will not be determinable until after the end of the taxable year, and will depend on, among other things, the composition of our income (including whether we are able to generate gross income from our operations, which depends on a number of factors) and assets (which could change significantly during the course of a taxable year) and the value of our assets for such taxable year. Because we may value our goodwill based on the market price of our ordinary shares (which may be especially volatile), a decrease in the market price of our ordinary shares may also cause us to be classified as a PFIC for the current or any future taxable year. Accordingly, it is possible that we may be or become a PFIC in the current or any future taxable year or the IRS may take such position. If we are a PFIC for any taxable year during which a U.S. Holder holds our ordinary shares, such U.S. Holder will be subject to special rules discussed below. Moreover, the PFIC rules are complex and in some cases their application can be uncertain. In light of the foregoing, and because we must make a separate determination after the close of each taxable year as to whether we were a PFIC for that year, our PFIC status is subject to substantial uncertainty. Accordingly, no assurance can be provided that we will not be a PFIC for our current or any future taxable year. U.S. Holders should consult their own tax advisors regarding our PFIC status.

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U.S. Federal Income Tax Treatment of a Shareholder of a PFIC

If we are a PFIC for any taxable year (or a portion thereof) during which a U.S. Holder holds ordinary shares, absent certain elections (including the mark-to-market election or qualified electing fund election described below), a U.S. Holder generally will be subject to adverse rules (regardless of whether we continue to be classified as a PFIC) with respect to (1) any “excess distribution” (generally, any distributions a U.S. Holder receives on the ordinary shares in a taxable year that are greater than 125% of the average annual distributions a U.S. Holder receives in the three preceding taxable years or, if shorter, a U.S. Holder’s holding period) and (2) any gain recognized from a sale, exchange, or other taxable disposition of such ordinary shares. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over a U.S. Holder’s holding period for the ordinary shares;

●	the amount allocated to the current taxable year and any taxable year prior to the first taxable year in which we were classified as a PFIC in a U.S. Holder’s holding period will be treated as ordinary income arising in the current taxable year (and would not be subject to the interest charge discussed below); and

●	the amount allocated to each other taxable year during a U.S. Holder’s holding period in which we were classified as a PFIC (i) will be subject to income tax at the highest rate in effect for that year and applicable to such U.S. Holder and (ii) will be subject to an interest charge generally applicable to underpayments of tax with respect to the resulting tax attributable to each such year.

In addition, if a U.S. Holder is a non-corporate U.S. Holder, such U.S. Holder will not be eligible for reduced rates of taxation on any dividends that we pay if we are a PFIC for either the taxable year in which the dividend is paid or the preceding year.

If we are a PFIC for any taxable year during which a U.S. Holder holds ordinary shares, the tax liability for amounts allocated to years prior to the year of disposition or excess distribution cannot be offset by any net operating losses, and gains (but not losses) recognized on the transfer of the ordinary shares cannot be treated as capital gains, even if the ordinary shares are held as capital assets. Furthermore, unless otherwise provided by the U.S. Treasury Department, if we are a PFIC for any taxable year during which a U.S. Holder holds the ordinary shares, such U.S. Holder will be required to file an annual report (currently Form 8621) describing such U.S. Holder’s interest in us, making an election on how to report PFIC income, and providing other information about such U.S. Holder’s share of our income.

If we are a PFIC for any taxable year during which any of our non-U.S. subsidiaries is also a PFIC, during such year a U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules to such subsidiary. U.S. Holders should consult their tax advisors regarding the tax consequences if the PFIC rules apply to any of our subsidiaries.

If we are classified as a PFIC and then cease to be so classified, a U.S. Holder may make an election (a “deemed sale election”) to be treated for U.S. federal income tax purposes as having sold such U.S. Holder’s ordinary shares on the last day of our taxable year during which we were a PFIC. A U.S. Holder that makes a deemed sale election would then cease to be treated as owning stock in a PFIC. However, gain recognized as a result of making the deemed sale election would be subject to the adverse rules described above, and loss would not be recognized.

PFIC “Mark-to-market” Election

In certain circumstances, a U.S. Holder of “marketable stock” of a PFIC can avoid certain of the adverse rules described above by making a mark-to-market election with respect to such stock. For purposes of these rules, “marketable stock” is stock which is “regularly traded” (traded in greater than de minimis quantities on at least 15 days during each calendar quarter) on a “qualified exchange” or other market within the meaning of applicable U.S. Treasury Regulations. A “qualified exchange” includes a national securities exchange that is registered with the SEC. A non-U.S. securities exchange is a “qualified exchange” if (1) it is regulated or supervised by a governmental authority of the country in which the market is located, (2) it satisfies certain trading volume, listing, financial disclosure, surveillance, and other requirements, (3) the laws of the country ensure such requirements described in (2) are met, and (4) the rules of the exchange effectively promote active trading of listed stocks.

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If a U.S. Holder makes a mark-to-market election, such U.S. Holder generally must include in gross income, as ordinary income, for each taxable year that we are a PFIC an amount equal to the excess, if any, of the fair market value of the ordinary shares that are “marketable stock” at the close of the taxable year over such U.S. Holder’s adjusted tax basis in such ordinary shares. If a U.S. Holder makes such election, such U.S. Holder may also claim a deduction as an ordinary loss in each such year for the excess, if any, of such U.S. Holder’s adjusted tax basis in such ordinary shares over their fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. The adjusted tax basis of the ordinary shares with respect to which the mark-to-market election applies would be adjusted to reflect amounts included in gross income or allowed as a deduction because of such election. If a U.S. Holder makes an effective mark-to-market election, any gain such U.S. Holder recognizes upon the sale, exchange or other disposition of the ordinary shares in a year that we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election.

Under current law, the mark-to-market election may be available to U.S. Holders of the ordinary shares if the ordinary shares remain listed on the NYSE American, which constitutes a qualified exchange, although there can be no assurance that the ordinary shares will be “regularly traded” for purposes of the mark-to-market election. Additionally, because a mark-to-market election cannot be made for equity interests in any lower-tier PFIC that we may own, if we are a PFIC and a U.S. Holder makes a mark-to-mark election with respect to us, such U.S. Holder may continue to be subject to the PFIC rules with respect to any indirect investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

If a U.S. Holder makes a mark-to-market election, it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the ordinary shares are no longer regularly traded on a qualified exchange or the IRS consents to the revocation of the election. U.S. Holders are urged to consult their tax advisors about the availability of the mark-to-market election, and whether making the election would be advisable in their particular circumstances.

PFIC “QEF” election

Alternatively, in certain cases, a U.S. Holder can avoid the interest charge and the other adverse PFIC tax consequences described above by obtaining certain information from the PFIC and electing to treat the PFIC as a “qualified electing fund” under Section 1295 of the Code. However, a U.S. Holder may make a QEF election only if we annually provide such U.S. Holder with certain tax information, and we currently have not determined whether we will prepare or provide such information if we determine that we are a PFIC. As a result, a U.S. Holder should assume that a QEF election will not be available.

PFIC Reporting Requirements

If we are a PFIC, each U.S. Holder generally would be required to file an annual information return on IRS Form 8621 containing such information as the U.S. Treasury Department may require. The failure to file IRS Form 8621 could result in the imposition of penalties and the extension of the statute of limitations with respect to U.S. federal income tax.

The U.S. federal income tax rules relating to PFICs, mark-to-market elections, and QEF elections are very complex and are affected by various factors in addition to those described above. U.S. Holders are urged to contact their tax advisors with respect to the impact of PFIC status on the ownership and disposition of our ordinary shares, the consequences to them of an investment in a PFIC, any elections available with respect to our ordinary shares, and the IRS information reporting obligations with respect to the ownership and disposition of the ordinary shares of a PFIC.

Taxation of Distributions

Subject to the PFIC rules described above, distributions paid on ordinary shares, other than certain pro rata distributions of ordinary shares, will be treated as foreign source dividends to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), such excess amount will be treated first as a tax-free return of a U.S. Holder’s tax basis in the ordinary shares, and then, to the extent such excess amount exceeds such U.S. Holder’s tax basis in the ordinary shares, as capital gain. Because we do not calculate our earnings and profits under U.S. federal income tax principles, a U.S. Holder should expect that any distribution generally will be reported as a dividend for U.S. federal income tax purposes even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above. Amounts treated as dividends that we pay to a U.S. Holder that is a taxable corporation generally will be taxed at regular tax rates and will not qualify for the dividends received deduction generally allowed to domestic corporations.

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Subject to certain holding-period requirements, for so long as our ordinary shares are listed on the NYSE or another established securities market in the United States and in the year prior to the year in which the dividend was paid we were not, and in the year in which the dividend is paid we are not, a PFIC, dividends paid to certain non-corporate U.S. Holders generally will be eligible for taxation as “qualified dividend income,” which, subject to applicable limitations, is taxable at a lower capital gain rate applicable to such U.S. Holders. U.S. Holders should consult their tax advisors regarding the availability of the reduced tax rate on dividends in their particular circumstances.

Sale, Exchange or Other Taxable Disposition of Ordinary Shares

Subject to the PFIC rules described above, a U.S. Holder generally will recognize taxable gain or loss on any sale, exchange or other taxable disposition of an ordinary share in an amount equal to the difference between the amount realized for the ordinary share and the U.S. Holder’s tax basis in the ordinary share. The gain or loss generally will be capital gain or loss, and generally will be a long-term capital gain or loss if the U.S. Holder has held the ordinary share for more than one year at the time of sale, exchange or other taxable disposition. For certain non-corporate taxpayers (including individuals), long-term capital gains are subject to tax at favorable rates. This gain or loss generally will be U.S.-source gain or loss for foreign tax credit purposes. The deductibility of capital losses is subject to various limitations. U.S. Holders should consult their tax advisors regarding the proper treatment of gain or loss in their particular circumstances, including the effects of any applicable income tax treaties.

Information Reporting and Backup Withholding

Payments of dividends and other proceeds from a sale, exchange or other taxable disposition with respect to the ordinary shares by a U.S. paying agent or other U.S. intermediary, or made into the United States, will be reported to the IRS and to the U.S. Holder as may be required under applicable U.S. Treasury regulations. Backup withholding may apply to these payments if the U.S. Holder fails to provide an accurate taxpayer identification number or certification of exempt status. Certain U.S. Holders (including, among others, corporations) are not subject to backup withholding or information reporting.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a U.S. Holder will be refunded (or credited against such U.S. Holder’s U.S. federal income tax liability, if any), provided the required information is timely furnished to the IRS. Prospective investors should consult their tax advisors as to their qualification for exemption from backup withholding and the procedure for establishing an exemption.

Reporting with Respect to Foreign Financial Assets

Certain U.S. Holders may be required to report to the IRS certain information relating to an interest in our ordinary shares by filing a Form 8938 with their U.S. federal income tax return, subject to certain exceptions (including an exception for ordinary shares held in accounts maintained by certain U.S. financial institutions). Failure to file a Form 8938 where required can result in monetary penalties and the extension of the relevant statute of limitations with respect to all or a part of the relevant U.S. tax return. U.S. Holders should consult their tax advisors regarding this reporting requirement, including the significant penalties for noncompliance.

THE U.S. FEDERAL INCOME TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY AND MAY NOT BE APPLICABLE TO A U.S. HOLDER DEPENDING UPON SUCH U.S. HOLDER’S PARTICULAR SITUATION. U.S. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE TAX CONSEQUENCES TO THEM OF THE OWNERSHIP AND DISPOSITION OF OUR ORDINARY SHARES INCLUDING THE TAX CONSEQUENCES UNDER STATE, LOCAL, ESTATE, NON-U.S. AND OTHER TAX LAWS AND TAX TREATIES AND THE POSSIBLE EFFECTS OF CHANGES IN U.S. OR OTHER TAX LAWS.

Cayman Islands Tax Considerations

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciations and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us or holders levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. The Cayman Islands is a party to a double tax treaty entered with the United Kingdom in 2010 but is otherwise not a party to any double tax treaties that are applicable to any payments made to or by our Company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of the ordinary shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of the ordinary shares, nor will gains derived from the disposal of the ordinary shares be subject to Cayman Islands income or corporation tax.

The Cayman Islands enacted the International Tax Co-operation (Economic Substance) Act (As Revised) together with the Guidance Notes published by the Cayman Islands Tax Information Authority from time to time. The Company is required to comply with the economic substance requirements from July 1, 2019 and make an annual report in the Cayman Islands as to whether or not it is carrying on any relevant activities and if it is, it must satisfy an economic substance test.

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UNDERWRITING

We expect to enter into an underwriting agreement with Roberts & Ryan, Inc., as Representative of the several underwriters named therein, with respect to the ordinary shares in this offering. The Representative may retain other brokers or dealers to act as sub-agents on its behalf in connection with this offering. Under the terms and subject to the conditions contained in the underwriting agreement, we have agreed to issue and sell to the underwriters the number of ordinary shares as indicated below.

Underwriters	Number of Ordinary Shares
Roberts & Ryan, Inc.
Revere Securities LLC
Total

The underwriters are offering the ordinary shares subject to their acceptance of the ordinary shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the underwriters to pay for and accept delivery of the ordinary shares offered by this prospectus are subject to the approval of certain legal matters by their counsel and to other conditions. The underwriters are obligated to take and pay for all of the ordinary shares offered by this prospectus if any such ordinary shares are taken. However, the underwriters are not required to take or pay for the ordinary shares covered by the underwriters’ over-allotment option to purchase additional ordinary shares described below.

Over-Allotment Option

We have granted the underwriters an over-allotment option. This option, which is exercisable for up to 45 days after the closing of this offering, permits the underwriters to purchase a maximum of 15% of the total number of shares offered in the Offering additional ordinary shares at the initial public offering price listed on the cover page of this prospectus, less underwriting discounts. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with this offering. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional ordinary shares as the number listed next to the underwriter’s name in the preceding table bears to the total number of ordinary shares listed next to the names of all underwriters in the preceding table.

Underwriting Discounts and Expenses

The underwriters have advised us that they propose to offer the ordinary shares to the public at the public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession. The underwriters may allow, and certain dealers may reallow, a discount from the concession to certain brokers and dealers. After this offering, the public offering price, concession, and reallowance to dealers may be changed by the Representative. No such change shall change the amount of proceeds to be received by us as set forth on the cover page of this prospectus. The ordinary shares are offered by the underwriters as stated herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. The underwriters have informed us that they do not intend to confirm sales to any accounts over which they exercise discretionary authority.

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The following table shows the public offering price, underwriting discount, and proceeds, before expenses, to us.

	Per Share	Total Without Over-Allotment Option	Total With Full Over-Allotment Option
Initial public offering price	$	$	$
Underwriters’ discounts(1)	$	$	$
Proceeds to our company before expenses	$	$	$

____________

(1) Represents an underwriting discount equal to 6.5%. The fees do not include the Representative’s expense reimbursement provisions described below.

As of the date of this prospectus, we have paid the Representative advisory fees in connection with this offering of $70,000 and will pay an additional $30,000 within three business days upon the public filing of this registration statement. We estimate that expenses payable by us in connection with this offering, other than the underwriting discounts referred to above, will be approximately $            , including a maximum aggregate reimbursement of $250,000 of Representative’s accountable expenses with the additional condition that any single expense exceeding $5,000 requires prior written or email approval by the Company. Any expense deposits will be returned to us to the extent the Representative’s out-of-pocket accountable expenses are not actually incurred in accordance with FINRA Rule 5110(g)(4)(A).

We have also agreed to pay the Representative an amount equal to 1% of the gross proceeds of this offering for non-accountable expenses allowance of the offering.

Listing

We intend to apply to list our ordinary shares on the NYSE American under the symbol “IMC”. At this time, the NYSE American has not approved our applications to list our ordinary shares. The closing of this offering is conditioned upon the NYSE American’s final approval of our listing application, and there is no guarantee or assurance that our ordinary shares will be approved for listing on the NYSE American.

Indemnification

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act and liabilities arising from breaches of representations and warranties contained in the underwriting agreement, or to contribute to payments that the underwriters may be required to make in respect of those liabilities.

Lock-Up Agreements

We have agreed not to, for a period of three months after the closing of this offering, offer, sell or otherwise dispose of any shares of capital equity of the Company or any securities convertible into any shares of capital equity of the Company without the prior written consent of the Representative, or file or cause to be filed any registration statement with the SEC relating to the offering of any shares of capital equity of the Company or any securities convertible into or exercisable or exchangeable for shares of capital equity of the Company.

Furthermore, our officers, directors, and holders of more than 10% of our outstanding ordinary shares as of the effective date of the registration statement of which this prospectus forms a part have agreed to enter into a lock-up agreement for a period of six months from the date of this prospectus.

Pricing of the Offering

Prior to this offering, there has been no public market for our ordinary shares. The initial public offering price for the ordinary shares will be determined through negotiations between us and the representative. Among the factors to be considered in these negotiations will be prevailing market conditions, our financial information, market valuations of other companies that we and the Representative believe to be comparable to us, estimate of our business potential and earning prospects, the present state of our development, and other factors deemed relevant. The offering price stated on the cover page of this prospectus should not be considered an indication of the actual value of the shares of ordinary shares sold in the offering. The values of such ordinary shares are subject to change as a result of market conditions and other factors. We offer no assurances that the offering price will correspond to the price at which our ordinary shares will trade in the public market subsequent to this offering or that an active trading market for our ordinary shares will develop and continue after this offering.

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Electronic Offer, Sale, and Distribution of Ordinary Shares

A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by one or more underwriters participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of ordinary shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations. Other than the prospectus in electronic format, the information on, or that can be accessed through, any underwriter’s website and any information contained in any other website maintained by an underwriter is not part of, and is not incorporated by reference into, this prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or the underwriters, and it should not be relied upon by investors.

Other Relationships

The underwriters and certain of their affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing, and brokerage activities. Some of the underwriters and certain of their affiliates may in the future engage in investment banking and other commercial dealings in the ordinary course of business with us and our affiliates, for which they may in the future receive customary fees, commissions, and expenses.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long, and/or short positions in such securities and instruments.

Stamp Taxes

If you purchase ordinary shares offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

Selling Restrictions

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

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EXPENSES RELATED TO THE OFFERING

We estimate that our expenses in connection with this offering, other than underwriting discounts and commissions, will be as follows:

Expenses	Amount
U.S. Securities and Exchange Commission registration fee	$
Stock exchange listing fee
FINRA filing fee
Transfer agent fee
Printing and engraving expenses
Legal fees and expenses
Accounting fees and expenses
Miscellaneous costs
Total	$

All amounts in the table are estimates except the U.S. Securities and Exchange Commission registration fee, the NYSE American listing fee and the FINRA filing fee. We will pay all of the expenses of this offering.

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LEGAL MATTERS

The validity of the ordinary shares and other certain matters as to Cayman Islands law has been passed upon for us by Ogier. Certain matters of U.S. federal and New York State law will be passed upon for us by Gibson, Dunn & Crutcher LLP, New York, New York. Certain legal matters in connection with this offering will be passed upon for the underwriters by Loeb & Loeb LLP.

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EXPERTS

The consolidated financial statements of IMC Rare Earths Ltd as of March 31, 2026 and 2025 included in this prospectus have been so included in reliance on the report of UHY LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

Certain portions of the description of the Itarantim Project were summarized or extracted from the Technical Report, which was prepared by ERM Australia Consultants Pty Ltd (“ERM”), a qualified person, in accordance with S-K 1300. ERM is an independent qualified person under S-K 1300, and is not affiliated with IMC Rare Earths Ltd or another entity that has an ownership interest in the property that is the subject of the Technical Report. Portions of the Technical Report have been extracted, summarized and disclosed in this prospectus with the consent of ERM.

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ENFORCEMENT OF CIVIL LIABILITIES

We are incorporated under the laws of the Cayman Islands as an exempted company with limited liability. We are incorporated in the Cayman Islands in order to enjoy the following benefits: (a) political and economic stability; (b) an effective judicial system; (c) a favorable tax system; (d) the absence of exchange control or currency restrictions; and (e) the availability of professional and support services. However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include:

●	the Cayman Islands has a less exhaustive body of securities laws than the United States and these securities laws provide significantly less protection to investors; and
●	Cayman Islands companies may not have standing to sue before the federal courts of the United States.

Our constitutional documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, among us, our officers, directors and shareholders, be arbitrated.

Substantially all of our assets are located outside the United States. In addition, most of our directors and executive officers are nationals or residents of jurisdictions other than the United States and substantially all of their assets are located outside the United States. As a result, it may be difficult or impossible for you to effect service of process within the United States upon us or these persons, or to enforce judgments obtained in U.S. courts against us or them, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. It may also be difficult for you to enforce judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our executive officers and directors.

We have been advised by our Cayman Islands legal counsel that there is uncertainty as to whether the courts of the Cayman Islands would:

●	recognize or enforce against us judgments of courts of the United States based on certain civil liability provisions of U.S. securities laws; and
●	entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

There is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will in certain circumstances recognize and enforce a foreign judgment, without any re-examination or re-litigation of matters adjudicated upon, provided such judgment:

●	is given by a foreign court of competent jurisdiction;
●	imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given;
●	is final;
●	is not in respect of taxes, a fine or a penalty;
●	was not obtained by fraud; and
●	is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands.

Subject to the above limitations, in appropriate circumstances, a Cayman Islands court may give effect in the Cayman Islands to other kinds of final foreign judgments such as declaratory orders, orders for performance of contracts and injunctions.

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WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement (including amendments and exhibits to the registration statement) on Form F-1 under the Securities Act. This prospectus, which is part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. For further information, we refer you to the registration statement and the exhibits and schedules filed as part of the registration statement. If a document has been filed as an exhibit to the registration statement, we refer you to the copy of the document that has been filed. Each statement in this prospectus relating to a document filed as an exhibit is qualified in all respects by the filed exhibit.

Upon completion of this offering, we will become subject to the informational requirements of the Exchange Act. Accordingly, we will be required to file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. The SEC maintains an Internet site at www.sec.gov that contains reports, proxy and information statements and other information we have filed electronically with the SEC.

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

We maintain a corporate website at imcrareearths.com. The reference to our website is an inactive textual reference only and information contained therein or connected thereto is not incorporated into this prospectus or the registration statement of which it forms a part.

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INDEX TO FINANCIAL STATEMENTS

IMC Rare Earths Ltd

Consolidated financial statements for the years ended March 31, 2026 and 2025

F-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Director and Shareholders

of IMC Rare Earths Ltd

Opinion on the Financial Statements

We have audited the accompanying consolidated financial statements of IMC Rare Earths Ltd (the Company), which comprise the consolidated statements of financial position as of March 31, 2026, the related consolidated statements of profit or loss and other comprehensive loss, changes in equity (deficit), and cash flows for the year then ended, the combined statements of financial position as of March 31, 2025, and the related combined statements of profit or loss and other comprehensive loss, changes in equity (deficit), and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2026 and 2025, and the results of its operations and its cash flows for each of the years in the two-year period ended March 31, 2026, in conformity with International Financial Reporting Standards issued by the International Accounting Standards Board.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company’s auditor since 2025.

/s/ UHY LLP

New York, New York
May 18, 2026

F-2

IMC Rare Earths Ltd

Consolidated statements of profit or loss and other comprehensive loss

For the years ended March 31, 2026 and 2025

	Notes	2026 USD	2025 USD
Exploration and evaluation expenses	4	(1,270,257)	(1,774,102)
General and administrative expenses	5	(1,920,709)	(156,039)
Operating loss		(3,190,966)	(1,930,141)
Finance cost	6	(167,757)	(134,193)
Gains on fair value changes	7	201,590	-
Loss before tax		(3,157,133)	(2,064,334)
Income tax expenses	8	-	-
Loss for the year		(3,157,133)	(2,064,334)

Total comprehensive loss for the year		(3,157,133)	(2,064,334)
Loss per share attributable to the ordinary equity holders of the Company:
Basic and diluted loss per share	9	(0.03)	(0.02)

The above consolidated statements of profit or loss and other comprehensive loss should be read in conjunction with the accompanying notes.

F-3

IMC Rare Earths Ltd

Consolidated statements of financial position

As at March 31, 2026 and 2025

	Notes	2026 USD	2025 USD
ASSETS
Current assets
Prepayments	10	117,156	-
Amounts due from related parties	18.2	50,777	-
Marketable securities		2,716,949	-
Cash		9,303	296
Total current assets		2,894,185	296
Total assets		2,894,185	296
LIABILITIES
Current liabilities
Trade and other payables	11	(679,794)	(58,174)
Amounts due to related parties	18.2	(371,050)	(350,900)
Royalty option liability	18.4	(2,273,000)	-
Warrant liability	12	(3,785,924)	-
Loan from related party	18.1	-	(2,451,325)
Total current liabilities		(7,109,768)	(2,860,399)
Loan from related party	18	(2,877,995)	-
Total non-current liabilities		(2,877,995)	-
Net current liabilities		(4,215,583)	(2,860,103)
Net liabilities		(7,093,578)	(2,860,103)
EQUITY/(DEFICIT)
Share capital	13	-	-
Share premium		1,087,486	-
Capital reserves	14.1	387,321	203,149
Accumulated losses	14.2	(8,568,385)	(3,063,252)
Total deficit		(7,093,578)	(2,860,103)

The above consolidated statements of financial position should be read in conjunction with the accompanying notes.

F-4

IMC Rare Earths Ltd

Consolidated statements of changes in equity (deficit)

For the years ended March 31, 2026 and 2025

	Share capital USD		Share premium USD	Capital reserves USD	Accumulated losses USD	Total USD
Balance at April 1, 2024	9,724		-	59,023	(998,918)	(930,171)
Loss for the year	-		-	-	(2,064,334)	(2,064,334)
Fair value adjustment on loan from related party	-		-	134,193	-	134,193
Balance at 31 March 2025 pre-recapitalized	9,724		-	193,216	(3,063,252)	(2,860,312)
Transfer of Ionic to IMC Brazil	-		-	209	-	209
Incorporation of the Company	(9,724)		-	9,724	-	-
Balance at March 31, 2025 post-recapitalized	-	*	-	203,149	(3,063,252)	(2,860,103)

Balance at April 1, 2025	9,724		-	193,216	(3,063,252)	(2,860,312)
Incorporation of the Company	(9,724)		-	9,724	-	-
Transfer of Ionic to IMC Brazil	-		-	209	-	209
Balance at April 1, 2025 post-recapitalized	-		-	203,149	(3,063,252)	(2,860,103)
Loss for the year	-		-	-	(3,157,133)	(3,157,133)
Fair value adjustment on loan from related party	-		-	184,172	-	184,172
Grant of royalty option to related party	-		-	-	(2,348,000)	(2,348,000)
Issuance of shares	-		1,087,486	-	-	1,087,486
Balance at March 31, 2026	-	*	1,087,486	387,321	(8,568,385)	(7,093,578)

* The Company has 1,011 and 1,000 issued and fully paid shares at a par value of USD$0.0001 per share as of March 31, 2026 and 2025, respectively. The Company had total authorised shares of 500,000,000 at March 31, 2026.

The above consolidated statements of changes in equity (deficit) should be read in conjunction with the accompanying notes.

F-5

IMC Rare Earths Ltd

Consolidated statements of cash flows

For the years ended March 31, 2026 and 2025

	2026 USD	2025 USD
Cash flows from operating activities
Loss for the year	(3,157,133)	(2,064,334)
Adjustments:
Finance costs	184,172	134,193
Gains on fair value changes	(201,590)	-
Increase in prepayments	(117,156)	-
Increase in trade and other payables	621,620	58,174
Increase in amounts due to related parties	(30,627)	324,230
Net cash outflow from operating activities	(2,700,714)	(1,547,737)
Cash flows from financing activities
Loans from related party	426,670	1,548,033
Issue of shares and warrants	5,000,000	-
Net cash inflow from financing activities	5,426,670	1,548,033
Net increase in cash	2,725,956	296
Cash and cash equivalent at the beginning of year	296	-
Cash and cash equivalent at the end of year	2,726,252	296

Cash and cash equivalent comprised of:
Cash	9,303	296
Marketable securities	2,716,949	-
	2,726,252	296

Except as disclosed below, there were no other material non-cash investing and financing activities during the year ended March 31, 2026 and 2025:

-	On December 1, 2025, the Company granted a related party the right to exchange the royalty interest for common shares, cash, or a combination thereof, of the Company for no consideration. For details, refer to note 18.4.

The above consolidated statements of cash flows should be read in conjunction with the accompanying notes.

F-6

IMC Rare Earths Ltd

Notes to the consolidated financial statements

For the years ended March 31, 2026 and 2025

1	General information

(a)	General information

IMC Rare Earths Ltd is an exempted company incorporated in the Cayman Islands with limited liability on September 19, 2025. Its registered office is 18 Forum Lane, Camana Bay, 3rd Floor Suite 5304, P.O. Box 31230, Grand Cayman KY1-1205 and principal place of business is Avenida Paulista, 1765, 7th Floor, São Paulo, São Paulo, 0311-930, Brazil. These consolidated financial statements cover the entities consisting of IMC Rare Earths Ltd (“the Company”) and its subsidiaries (together “the Group”). The principal activities of the Group during the year consisted of the exploration, evaluation and development of minerals and metals in Brazil. A list of subsidiaries is included in note 19. Substantial shareholder of the Company is International Mineral Corporation Holdings Ltd, which is a limited company incorporated in the Cayman Islands and is controlled by Francesco Scolaro (the “Ultimate Beneficial Owner” or “UBO”).

The consolidated financial statements are presented in United States dollars which is the Company’s presentation currency (note 2(c)).

The consolidated financial statements of the Group for the years ended March 31, 2026 and 2025 were authorized for issue in accordance with a resolution of the board of directors on May 17, 2026.

(b)	Group reorganization

The business commenced upon the incorporation of Niobium Brazil Importacao e Exportacao Ltda. (“NBI”) on June 20, 2022 with a share capital of Brazilian Real 50,000 (US$9,724). The parent shareholder of NBI was International Mineral Corporation Holdings Limited (“IMCHL”), a company incorporated in St Vincents and Grenadines and controlled by the UBO. The business was established for the purpose of exploration, development and commercial realization of minerals in Brazil.

On March 19, 2024 the ownership of NBI was transferred to IMC Rare Earths Participacoes Ltda. (“IMC Brazil”) a company incorporated in Brazil on March 18, 2024 with a share capital of Brazilian Real 1,000 (US$199). The sole shareholder of IMC Brazil was International Mining Corp, a company incorporated in St Vincents and Grenadines (“IMCSVG”) with the sole shareholder being IMCHL. IMC Brazil had no business activity prior to this transaction.

On April 24, 2024, IMC Rare Earths Ltd, incorporated in St Vincent and Grenadines (“IMC St Vincent”) on January 23, 2024 with 1 issued share with a par value of $10,000, acquired IMC Brazil for US$0.18 (Brazilian Real 1) from IMCSVG. The sole shareholder of IMC St Vincent was IMCHL. Prior to the transaction, IMC St Vincent was a newly incorporated entity without material business activities, while IMC Brazil was the parent NBI (collectively, “IMC RE Brazil Group”), which had been operating since June 20, 2022. The transaction resulted in IMC St Vincent becoming the immediate holding company of the IMC Brazil Group.

On September 30, 2025, IMC Rare Earths Ltd, incorporated in the Cayman Islands (“IMC Cayman”) on September 19, 2025 with 1,000 issued ordinary shares at a par value of $0.0001, completed a share exchange transaction with IMC St Vincent. Prior to the share exchange transaction, the IMC Cayman had issued 1,000 shares to International Mineral Corporation Holdings Ltd (a company incorporated in Cayman Islands with the UBO as the controlling shareholder) with a par value of USD$0.00001. The transaction resulted in IMC Cayman becoming the immediate holding company of IMC St Vincent.

On October 29, 2025, Ionic Clays Brazil Ltda (“Ionic”), a company incorporated in Brazil on April 15, 2024, with 1,000 issued shares with a par value of Brazilian Real 1 (US$209), was transferred to IMC Brazil for zero consideration. Prior to the transfer, Ionic had minimal operational activities and was incorporated by International Mining Participacoes Ltda (“IMP”) on March 19, 2024, where IMP was a company incorporated by IMCSVG on January 22, 2024. ICMSVG was incorporated by the UBO on April 7, 2022 with the 100% shareholding transferred to IMCHL on July 4, 2023.

Upon completion of these transactions (the “Group Reorganization”), the Company became the holding company of the companies now comprising the Group, where the Company, NBI, IMC Brazil, IMC St Vincent and Ionic operated under the common control of UBO. The Group comprising of the Company and its subsidiaries resulting from the Group Reorganization is regarded as a continuing entity, accordingly, the consolidated financial statements for the year ended March 31, 2026 and 2025 have been prepared as if the Company had always been the holding company of the Group with the reserves being retrospectively adjusted to reflect the group reorganization.

F-7

IMC Rare Earths Ltd

Notes to the consolidated financial statements

March 31, 2026 and 2025

2	Summary of material accounting policies

The principal accounting policies adopted in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied throughout the year, unless otherwise stated.

(a)	Basis of preparation

(i)	Compliance with IFRS Accounting Standards

The consolidated financial statements of the Group comply with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

(ii)	Historical cost convention

The consolidated financial statements have been prepared on a historical cost basis, unless otherwise stated.

(iii)	Going concern

These consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. Our ability to continue as a going concern is contingent upon our ability to raise additional capital as required.

The Company incurred a net loss of approximately $3.2 million for the year ended March 31, 2026 and as of March 31, 2026, the Company had a total deficit of approximately $7.1 million.

The Company will require additional financing for working capital and the continuing development of the Itarantim Project, as well as to pay trade payables. As a result of our continuing operating losses, our continuance as a going concern is dependent upon our ability to obtain adequate financing to pay our current obligations, finance our development activities, and reach profitable levels of operation. The Company has been successful in raising the necessary financing to continue the operations in the normal course, and in November 2025, the Company obtained a $5 million investment from St. James Place Ltd (“SJP”) that we believe, together with the loan facility for $5 million from the UBO, is sufficient to fund our operations through twelve months from the date of the signing of our consolidated financial statements.

To date, we have generated no cash from operations and negative cash flows from operating activities. All costs and expenses in connection with our formation, development, professional fees and administrative support have been funded by our borrowings from the UBO and the investment from SJP. We intend to finance our operations through additional equity and debt.

(iv)	Application of new and amendments to IFRSs

For the purpose of preparing the consolidated financial statements for the year ended March 31, 2026, the Group has consistently applied the accounting policies which conform with IFRSs, which includes IFRSs, International Accounting Standards (“IAS”) and Interpretations (“IFRIC – Int”) issued by the IASB that are effective for the accounting period beginning on April 1, 2025, throughout the years.

In the current year, the Group has applied the following amendments to IFRSs issued by the IASB for the first time, which are mandatorily effective for the Group’s financial annual periods beginning on or after 1 April 2025 for the preparation of the consolidated financial statements:

●	Amendments to IAS 21 “Lack of Exchangeability”

The application of the amendments to IFRSs in the current year has had no material impact on the Group’s consolidated financial positions and consolidated performance for the current and prior years and/or on the disclosures set out in these consolidated financial statements.

(v)	New and amendments to IFRSs in issued but not yet effective

F-8

IMC Rare Earths Ltd

Notes to the consolidated financial statements

March 31, 2026 and 2025

The Group has not early applied the following new and amendments to IFRSs that have been issued but are not yet effective:

●	Amendments IFRS 9 and IFRS 7 “Amendments to classification and measurement of financial instruments”

(effective for fiscal periods beginning on or after January 1, 2026)

●	IFRS 18 “Presentation and Disclosures in Financial Statements”

(effective for annual periods beginning on or after January 1, 2027)

●	Amendments to IAS 21 “Translation to a Hyperinflationary Presentation Currency”

(effective for fiscal periods beginning on or after January 1, 2027)

●	IFRS 19 “Subsidiaries without Public Accountability: Disclosures”

(effective for fiscal periods beginning on or after January 1, 2027)

●	Amendments IFRS 9 and IFRS 7 “Contracts Referencing Nature-dependent Electricity”

(effective for fiscal periods beginning on or after January 1, 2026)

●	Amendments to IFRS 10 and IAS 28 “Sale or Contribution of Assets between an Investor and its Associate or Joint Venture”

(effective for fiscal periods beginning on or after a date to be determined)

●	Amendments to IFRS Accounting Standards “Annual Improvements to IFRS Accounting Standards — Volume 11”

(effective for fiscal periods beginning on or after January 1, 2026)

Management anticipates that the application of all the new and amendments to IFRSs will have no material impact on the Group’s consolidated financial statements in the future.

(b)	Principles of consolidation

Controlled entities

Subsidiaries are all entities over which the Company has control. The Company controls an entity where the Company is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Company. They are deconsolidated from the date that control ceases.

As of March 31, 2025, IMC Cayman, NBI, IMC Brazil, IMC St Vincent and Ionic have been combined in the financial statements to show continuity of entities under common control and present the Group as it would look once the Group Reorganization had been complete with IMC Cayman being incorporated as the parent to the Group and Ionic being transferred from another entity controlled by the UBO. As of March 31, 2026, after the completion of the Group Reorganization, IMC Cayman, NBI, IMC Brazil, IMC St Vincent and Ionic have been consolidated in the financial statements.

F-9

IMC Rare Earths Ltd

Notes to the consolidated financial statements

March 31, 2026 and 2025

(b)	Principles of consolidation (continued)

Controlled entities (continued)

Intercompany transactions, balances and unrealized gains on transactions between Group companies are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

(c)	Functional and presentation currency

(i)	Functional and presentation currency

The functional currency of each of the Group’s entities is measured using the currency of the primary economic environment in which that entity operates. The Company’s functional currency is United States dollars. The Group’s financial statements are presented in United States dollars which is the Group’s presentation currency. United States dollars have been chosen as the Group’s presentation currency over the Brazilian Real to better reflect the Group’s business activities and to enhance comparability with its industry peer group, the majority of which report in United States dollars. Investment into the group is in United States dollars as are many expenses and when revenues are generated in the future, they are expected to be in United States dollars.

(ii)	Transactions and balances

Foreign currency transactions are translated into functional currency using the exchange rates prevailing at the date of the transaction. Foreign currency monetary items are translated at the year-end exchange rate. Non-monetary items measured at historical cost continue to be carried at the exchange rate at the date of the transaction. Non-monetary items measured at fair value are reported at the exchange rate at the date when fair values were determined.

(d)	Research and development

Research and development expenditure that do not meet the criteria for capitalization are recognized as an expense as incurred.

(e)	Exploration and evaluation expenditure

IFRS 6 provides guidance on the accounting of exploration and evaluation expenditures, and in particular if such expenditures should be capitalized or expensed. In order to determine the treatment, IFRS 6 provides the below criteria:

a)	Expensed as incurred; or

b)	Partially or fully capitalized, and recognized as an exploration and evaluation asset if the below requirements are satisfied:

a.	The rights to tenure of the area of interest are current; and

b.	At least one of the following conditions is met:

i.	the exploration and evaluation expenditures are expected to be recouped through successful development and exploitation of the area of interest, or alternatively, by its sale; and

ii.	exploration and evaluation activities in the area of interest have not at the end of the reporting period reached a stage which permits a reasonable assessment of the existence or otherwise of economically recoverable reserves, and active and significant operations in, or in relation to, the area of interest are continuing.

Given the early stages of the business and the uncertainties associated with our success, management has taken the approach to expense all exploration and evaluation costs incurred during the years ended March 31, 2026 and 2025.

F-10

IMC Rare Earths Ltd

Notes to the consolidated financial statements

March 31, 2026 and 2025

(f)	Income tax

The income tax expense or credit for the year is the tax payable on the current year’s taxable income based on the applicable income tax rate for each jurisdiction adjusted by changes in deferred tax assets and liabilities attributable to temporary differences and to unused tax losses.

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the end of the reporting year in the countries where the Group operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation and considers whether it is probable that a taxation authority will accept an uncertain tax treatment. The Group measures its tax balances either based on the most likely amount or the expected value, depending on which method provides a better prediction of the resolution of the uncertainty.

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the end of the reporting year and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

Deferred tax assets are recognized for deductible temporary differences and unused tax losses only if it is probable that future taxable amounts will be available to utilize those temporary differences and losses.

(g)	Business combinations under common control

Business combinations under common control are accounted for in the consolidated accounts retrospectively as if they have always operated as a Group. The financial statements are presented as if the combination has occurred at the beginning of the earliest period presented to ensure comparability and it reflects the continuity of entities under common control. Assets and liabilities are recognized upon combination at their carrying amount in the consolidated financial statements of the ultimate parent entity. Any difference between the fair value of the consideration paid and the amounts at which the assets and liabilities are recorded is recognized directly in equity in a capital reserve.

(h)	Cash

Cash includes cash deposits held at different financial institutions

(i)	Marketable securities

Marketable securities consist of investments in highly liquid money market funds, which are classified as financial assets at Fair Value Through Profit or Loss (“FVTPL”) under IFRS 9, as they are held for short-term liquidity management and do not meet the criteria for amortized cost or fair value through other comprehensive income. At the same time, given their highly liquid nature, short-term maturity, and insignificant risk of changes in value, marketable securities qualify as cash equivalents under IAS 7 Statement of Cash Flows.

These assets are initially recognized at fair value, with transaction costs expensed immediately in profit or loss. Subsequent measurement is at fair value, with changes recognized in profit or loss within “finance costs”. Fair value is determined using quoted prices in active markets, reflecting the net asset value of the funds at the reporting date.

(j)	Trade and other payables

These amounts represent liabilities for goods and services provided to the Group prior to the end of the financial year which are unpaid. The amounts are unsecured and are usually paid within 30 days of recognition. Trade and other payables are presented as current liabilities unless payment is not due within 12 months from the reporting date. They are recognized initially at their fair value and subsequently measured at amortized cost using the effective interest method.

(k)	Royalty option liability and warrant liability

Royalty option and warrants that are classified as a financial liability are measured at fair value through profit or loss in accordance with IFRS 9. At initial recognition, the royalty option and warrants are recognized at fair value on the date of issuance. At the end of each reporting period, the royalty option and warrants are remeasured at fair value, with changes in fair value recognized in profit or loss.

F-11

IMC Rare Earths Ltd

Notes to the consolidated financial statements

March 31, 2026 and 2025

(l)	Loans from related parties

Loans from related parties are initially recognized at fair value, net of transaction costs incurred. Subsequent to initial recognition, the loans are measured at amortized cost using effective interest method.

Where the transaction price differs from fair value on initial recognition, any difference is recognized in accordance with the substance of the arrangement, for example, as an equity contribution, or in profit or loss where appropriate.

For loans where balances fluctuate frequently during the financial year due to advances and repayments, management applies an average loan balance basis to determine the imputed interest expense. This method is considered a reasonable approximation of the effective interest method, and any resulting differences are not material to the financial statements. The average balance is determined based on the opening and closing loan balances, and a market-based interest rate is applied to calculate the imputed interest expense.

Loans from related parties are derecognized when the related contractual obligations are discharged, cancelled or otherwise expire. Any difference between the carrying amount of the liability derecognized and the consideration paid (including any non-cash assets transferred or liabilities assumed) is recognized in profit or loss as other income or finance costs.

Loans from related parties are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the reporting date, in which case they are presented as non-current liabilities.

(m)	Contributed equity

Ordinary shares are classified as equity.

(n)	Rounding of amounts

Amounts in the financial statements have been rounded off to the nearest dollar.

(o)	Segmental reporting

Operating segments are defined as components of an entity for which separate financial information is available and that is regularly reviewed by the Chief Operating Decision Maker (the “CODM”) in deciding how to allocate resources to an individual segment and in assessing performance. The Group’s management is considered the Group’s CODM. The CODM reviews financial information presented on a consolidated basis for purposes of making operating decisions, allocating resources, and evaluating financial performance. Given the early stage of operation the overall financial performance of the Group is considered as a whole.

As such, the Group has determined that it operates as one operating segment and one reportable segment. The Group will continue to assess the operating segments reviewed by the CODM and the associated reportable segments per IAS 8.

3	Significant estimates and judgements

The preparation of consolidated financial statements requires the use of certain significant accounting estimates. It also requires management to exercise its judgement in the process of applying the Group’s accounting policies.

Market interest rate for shareholder loan

In determining the fair value of the loans from related party at initial recognition, management was required to estimate the market interest rate that would apply to an equivalent loan provided by an unrelated lender under similar terms and conditions. This involved the exercise of significant judgement, as there are no directly observable market rates for financing arrangements of this nature, particularly given the related-party relationship and the absence of contractual interest.

Management considered factors such as the Group’s credit risk profile, prevailing market lending rates within the rare earth mineral mining industry, the maturity of the business and the Group’s access to alternative sources of funding. The rate applied represents management’s best estimate of a market-based rate of interest at the reporting date.

F-12

IMC Rare Earths Ltd

Notes to the consolidated financial statements

March 31, 2026 and 2025

SJP Warrants

In the process of classifying SJP Warrants, management has made various judgments. Judgment is needed to determine whether the instrument on initial recognition is classified as a financial liability or an equity instrument in accordance with the substance of the contractual arrangement and the definitions of a financial liability and an equity instrument. In making its judgment, management considered the detailed criteria and related guidance for the classification of financial instruments as set out in IAS 32.

SJP Warrants are classified as a financial liability on the basis that the instruments do not meet the fixed-for-fixed condition due to the contingent settlement provision would be triggered by a change of control event of the Company.

Royalty Options

On December 1, 2025, the Company granted Mineradora Havilah Importação e Exportação Ltda. (“Havilah”), a Brazilian entity indirectly wholly-owned by the UBO, the right to exchange its royalty interest, as discussed in note 18.4, for ordinary shares, cash, or a combination thereof, of the Company. Management has determined that the royalty option agreement meets the definition of a derivative financial instrument under IFRS 9 due to its variable settlement features and dependency on underlying royalty values.

Given the related party nature and nil consideration, the initial recognition is treated as an equity transaction. The fair value at initial recognition and as of March 31, 2026 incorporates significant estimation uncertainty under IFRS 13 due to the project’s early-stage exploration and evaluation phase. The assessment will be reassessed at each reporting date, with potential impacts if mining feasibility advances or exercise occurs.

4	Exploration and evaluation expenses

	2026 USD	2025 USD
Geological consulting services	1,270,257	1,774,102

To date, geological consulting services include geological mapping, geochemical sampling, exploratory drilling, preliminary metallurgical test work, and the estimation of a mineral resource. Given the early stage of the project and the uncertainties of success, management has taken the option to expense all exploration and evaluation costs.

5	General and administrative expenses

	2026 USD	2025 USD
Professional fees	1,478,362	65,565
Management fees	300,000	-
Travel expenses	72,552	39,758
Administrative expenses	46,674	8,475
Software subscription	14,152	18,914
License rental	-	13,634
Other expenses	8,969	9,693
	1,920,709	156,039

F-13

IMC Rare Earths Ltd

Notes to the consolidated financial statements

March 31, 2026 and 2025

6	Finance cost

	2026 USD	2025 USD
Imputed interest expense on related party loan (note a)	184,172	134,193
Fair value gain on marketable securities (note b)	(16,546)	-
Bank interest expense	131	-
	167,757	134,193

Notes:

a.	IMC has a related party loan with the UBO, which is interest-free. In accordance with IFRS 9 Financial Instruments, the loan has been measured initially at fair value and is subsequently measured at amortized cost using the effective interest method.

To determine the market-based discount rate appropriate for valuing this interest-free loan, management exercised judgement and estimated a market interest rate of 8% per annum, based on prevailing borrowing rates within the rare earth mineral mining industry and the maturity of the business.

b.	Marketable securities comprise investments in liquid money market funds, classified as financial assets at FVTPL under IFRS 9 and the fair value gain represents the fluctuation in the funds’ net asset values as determined using quoted price in active market. During the year, fair value gain of $16,546 (2025: $Nil) was recognized in profit or loss within finance costs.

7	Gains on fair value changes

	2026 USD	2025 USD
Fair value gain on warrant liability (note 12)	126,590	-
Fair value gain on royalty option liability (note 18.4)	75,000	-
	201,590	-

8	Income tax expense

During the years ended March 31, 2026 and 2025, there was no current or deferred tax charge.

(a)	Current income taxes

The income tax expense for the year can be reconciled to the loss for the year per the consolidated statement of profit or loss and other comprehensive income as follows:

	2026 USD	2025 USD
Loss before income tax expense	(3,157,133)	(2,064,334)
	-	-
Notional tax calculated at rates applicable to profits in the tax jurisdictions concerned	268,626	379,807
Unused tax losses for which no deferred tax asset has been recognized	(268,626)	(379,807)
Income tax expenses	-	-

(b)	Deferred income tax

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset tax recoverable against current income tax liabilities and when the deferred income taxes relate to the same fiscal authority.

The Group has accumulated tax losses of $4.6 million at March 31, 2026 (2025: $3.1 million). 86% of accumulated tax losses have been generated in Brazil and they can be carried forward indefinitely, but they can only be offset against 30% of taxable income per year. The balance of accumulated tax losses generated in St Vincent can only be carried forward for 6 years. No deferred tax asset has been recognized in respect of the tax losses.

The ultimate realization of unused tax losses is dependent upon the generation of sufficient future taxable profits during the periods in which those temporary differences become deductible. In determining the recognition of a deferred tax asset, management considered the future profitability of the Group. While management expects the Group to return profits in the future, there is still an element of uncertainty and as such, no deferred tax asset has been recognized.

F-14

IMC Rare Earths Ltd

Notes to the consolidated financial statements

March 31, 2026 and 2025

9	Loss per share

	2026 USD	2025 USD
Loss for the year
Loss for the year for the purpose of basic and diluted loss per share	(3,157,133)	(2,064,334)
Number of shares
Weighted average number of ordinary shares for the purpose of basic and diluted loss per share – post-recapitalization	100,424,932	100,000,000

Due to the losses during the years ended March 31, 2026, anti-dilutive instruments were excluded from the calculation of diluted loss per share. Anti-dilutive instruments include SJP Warrants (as defined in note 12) and royalty option discussed in note 18.4).

On May 12, 2026, the authorized share capital of the Company increased from US$50,000 divided into 500,000,000 shares of US$0.0001 par value each to US$200,000 divided into 2,000,000,000 shares of US$0.0001 each and bonus shares are issued at par value in the ratio of 100,000 bonus shares to one existing share. The impact of the bonus shares has been incorporated into the weighted average number of ordinary shares for calculating both basic and diluted loss per share.

10	Prepayments

	2026 USD	2025 USD
Prepayments	117,156	-

As of March 31, 2026, prepayments primarily comprised deferred transaction costs of $103,829 (2025: $Nil) in connection with the Initial Public Offering (“IPO”) of the Company (the “Deferred IPO Expenses”). The Deferred IPO Expenses would be deducted against share premium upon the successful closing of the IPO.

11	Trade and other payables

	2026 USD	2025 USD
Trade payables	20,397	2,445
Accrued expenses	659,397	55,729
	679,794	58,174

F-15

IMC Rare Earths Ltd

Notes to the consolidated financial statements

March 31, 2026 and 2025

12	Warrant Liability

SJP Warrants

On November 11, 2025, the Company and SJP entered into a subscription agreement for SJP to acquire 1% of the issued share capital of the Company and warrants for $5 million. The subscription was completed on December 1, 2025, with 11 ordinary shares issued to SJP and 5,000,000 warrants granted to SJP with an exercise price of $15 per warrant. SJP warrants, if fully exercised, convert into 15% of the issued ordinary share capital of the Company at the time of exercise. If SJP Warrants are not fully exercised the ordinary shares will be issued on a pro rata basis. SJP Warrants have a maturity date of December 1, 2028. The SJP Warrants also include a contingent settlement provision triggered by a change of control event. Under this provision, any unexercised SJP Warrants are automatically exchanged for ordinary shares equivalent to 15% of the Company’s issued ordinary share capital immediately prior to the event, without payment of the exercise price or any other consideration.

SJP Warrants are classified as a financial liability on the basis that they do not meet the fixed-for-fixed condition due to the contingent settlement provision triggered by a change of control event. SJP Warrants were initially recognized at their fair value on the date of issuance and subsequently at the end of each reporting period, with changes in fair value recognizing in the profit or loss.

No SJP Warrants had been exercised during the year ended March 31, 2026.

To provide an indication about the reliability of the inputs used in determining fair value, the Group has classified its financial instruments and non-financial assets into the three levels prescribed under the accounting standards. The fair value measurement of SJP Warrants is classified at level 3. Binomial option-pricing model was used to determine the fair value of SJP Warrants with key inputs and assumption set out as follow:

Grant date	December 1, 2025	March 31, 2026
Time to expiry (year)	3.00	2.67
Spot price (pre-recapitalization)	$14.55	$14.55
Risk-free rate	3.54%	3.81%
Volatility	78.06%	80.90%

On date of issuance, the fair value of the SJP Warrants was $3,912,514. As of March 31, 2026, the fair value of SJP Warrants was $3,785,924, with a gain on fair value of $126,590 credited to profit or loss.

13	Share Capital

	2026 Shares	2025 Shares	2026 USD	2025 USD
Ordinary shares
Fully paid	1,011	1,000	-	-

The Company has an authorized share capital of 500,000,000 ordinary shares and the ordinary shares of the Company have a par value of USD$0.0001.

Ordinary shares entitle the holder to participate in dividends and the proceeds on winding up of the Company in proportion to the number of and amounts paid on the shares held. On a show of hands every holder of ordinary shares present at a meeting in person or by proxy, is entitled to one vote, and on a poll each share is entitled to one vote.

On November 11, 2025, the Company and St James Place Limited (“SJP”), a company incorporated in the Cayman Islands, entered into a subscription agreement for SJP to acquire 1% of the issued share capital and 5,000,000 warrants of the Company for $5 million. The subscription was completed on December 1, 2025, with 11 ordinary shares issued to SJP and 5,000,000 warrants granted to SJP (“SJP Warrant”) with an exercise price of $15 per warrant. These shares rank pari passu with the ordinary shares in all respects.

F-16

IMC Rare Earths Ltd

Notes to the consolidated financial statements

March 31, 2026 and 2025

14	Other reserves and accumulated losses

14.1 Capital reserves

	2026 USD	2025 USD
Capital reserve	387,321	203,149

As of March 31, 2026, capital reserve comprised of capital contribution of $367,189 (2025: $183,017) in respect of interest-free loans provided by the related party. At initial recognition, the loan was measured at fair value in accordance with IFRS 9, with the difference between the cash received and fair value credited directly to equity as capital contribution by the related party.

In addition, capital reserve of $20,132 as of March 31, 2026 (2025: $20,132) arose from the group reorganization and common control acquisitions of IMC St Vincent, IMC Brazil, NBI and Ionic, as detailed in note 1b. This reserve ensures that the total shareholders equity both pre- and post the transactions remains as if the entities comprising the Group have always been combined throughout both years.

14.2 Accumulated losses

Accumulated losses are the cumulative net loss of the Group sustained in the business.

15	Dividends

No dividends were declared or paid during the years ended March 31, 2026 and 2025.

16	Contingent liabilities and contingent assets

The Group had no contingent assets and contingent liabilities as at March 31, 2026 and 2025.

17	Commitments

The Group had no capital commitments as at March 31, 2026 and 2025.

F-17

IMC Rare Earths Ltd

Notes to the consolidated financial statements

March 31, 2026 and 2025

18	Related party transactions

18.1 Loan from related party

	2026 USD	2025 USD
Loans from shareholder
Beginning of the year	2,451,325	903,502
Loans advanced, net	426,670	1,547,823
Finance cost	184,172	134,193
Fair value adjustment	(184,172)	(134,193)
End of year	2,877,995	2,451,325

On October 23, 2024, the Group entered into a loan agreement (“Loan”) with the UBO, the majority shareholder of International Mineral Corporation Holdings Ltd, the controlling shareholder of the Group. The loan was for an amount of up to $10.2 million and was unsecured, bears no interest (0% per annum). The Loan had a maturity date of the earlier of an IPO of the Company or September 30, 2025 (the “Maturity Date”). The Loan was due to be repaid on or before the Maturity Date or in instalments as agreed by the Company and the UBO. Prior to October 23, 2024, there was no loan agreement despite monies having been advanced by the UBO.

On October 1, 2025, the principal value of the Loan was reduced to $5 million with the maturity date adjusted to the earlier of the Company initial private offering or June 30, 2026. The repayment terms were adjusted so all or part of the outstanding loan can be repaid within 5 working days of a repayment demand if the Company has raised equity of at least $5 million.

On January 28, 2026, the repayment terms of the Loan was amended to the earlier of the IPO date or February 28, 2027. The repayment terms were further adjusted on April 9, 2026 to June 30, 2027.

A market-based interest rate estimate of 8% per annum has been applied to determine the effective interest rate. With the initial credit recognized directly in equity as a capital contribution, the resulting finance cost has been recognized in the statement of profit or loss.

18.2 Amounts due from (to) related parties

At March 31, 2026, the amounts due from (to) related parties, which are controlled by the UBO, the majority shareholder of the Company, relate to the payment of invoices by or on behalf of the Group and do not bear an interest charge. These amounts are considered to be repayable on demand and as such have not been measured using the effective interest method in accordance with IFRS 9.

18.3 Material off-balance sheet contracts with related parties

On June 25, 2025, the Company and NBI entered into an offtake agreement with Havilah, whereby NBI granted Havilah, the Brazilian entity indirectly wholly-owned by the UBO, the right to fifty percent (50%) of all minerals extracted from the IMC properties, together with the option to purchase an additional twenty five percent (25%), each at a price based on the monthly average spot or settlement price of the minerals on Fastmarkets. Management has determined that the offtake agreement qualifies for the own use scope exemption under IFRS 9 and is therefore accounted for as an executory contract under IFRS 15, with revenue recognized when the corresponding performance obligation is satisfied.

On September 25, 2025, NBI entered into a royalty agreement with Havilah, which entitles Havilah to 3.5% of the gross proceeds of all minerals produced and sold from IMC’s properties, in perpetuity. Management has determined that the royalty agreement qualifies for the own use scope exemption under IFRS 9 and is therefore accounted for as an executory contract under IFRS 15, with royalty recognized when the corresponding performance obligation is satisfied.

On May 15, 2026, the Company entered into an amended warrant agreement with Americas Rare Earths Holdings Ltd (“Americas Holdings”), the parent company of Havilah, to issue Americas Holdings warrants exercisable from grant date through the five-year anniversary of the IPO of the Company, representing in aggregate 20% of the Company’s fully diluted equity immediately prior to the IPO, structured in four equal 5% tranches with exercise prices equivalent to the offering price set forth on the cover page of this prospectus plus a 10%, 20%, 30% or 40% premium per ordinary share, respectively. Up to the date of these consolidated financial statements, no warrants have been issued and accordingly, no accounting treatment is required.

18.4 Grant of royalty option

On December 1, 2025, IMC granted Havilah the right to exchange the royalty interest for common shares, cash, or a combination thereof, of IMC (the “Royalty Option”). Upon exercise of the Royalty Option, the number of IMC common shares issuable to Havilah shall be equal to the value of the royalty, discounted at a rate of five percent, divided by the volume-weighted average price per IMC common shares for the thirty trading days immediately preceding. Management has determined that the royalty option agreement meets the definition of a derivative financial instrument under IFRS 9 due to its variable settlement features and dependency on underlying royalty values. The Royalty Option was initially recognized at its fair value of $2,348,000 on the date of grant and subsequently remeasured at the end of each reporting period. As of March 31, 2026, the fair value was estimated at $2,273,000, resulting in fair value change of $75,000 credited to profit or loss for the year then ended.

The fair value is categorized as Level 3 in the fair value hierarchy under IFRS 13, as it relies on unobservable inputs without quoted prices or observable market data. The fair values of the Royalty Option on date of grant and on March 31, 2026 are determined using a scenario-based probability-weighted outcomes assessment with a Monte Carlo simulation model to account for variability in underlying variables. The underlying royalty value is calculated as the present value of 3.5% of projected gross proceeds from mineral products produced and sold, based on production and sales schedules prepared by industry experts, extending projections to 2047 with extraction commencing in 2029 and applying discount rates of 8% on the date of grant and 8.5% on March 31, 2026. Key unobservable inputs include long-term sales forecasts, commodity pricing assumptions, production quantities, volatility, discount rate, and scenario probability assumptions. No transfers between hierarchy levels occurred during the year.

F-18

IMC Rare Earths Ltd

Notes to the consolidated financial statements

March 31, 2026 and 2025

18.5 Other transactions with related parties

During the year ended March 31, 2026, Francesco Scolaro, the ultimate beneficial owner of the Company, engaged as a contractor to provide management services in return for a fee of $300,000 (2025: $Nil).

At March 31, 2026, expense reimbursement of $7,594 were outstanding to the UBO (2025: $Nil) and were included in accruals.

19	Subsidiaries

The Group’s subsidiaries on March 31, 2026, from a legal perspective following the group reorganization, are set out below. Unless otherwise stated, they have share capital consisting solely of ordinary shares. The country of incorporation or registration is also their principal business place of business.

Name of entities	Place of business/ country of incorporation	Registered share capital		Ownership interest held by the group
		2026 Share issued	2025 Share issued	2026%	2025%
IMC Rare Earths Ltd	St Vincent and the Grenadines	1	1	100	100
IMC Rare Earths Participacoes Ltda.	Brazil	1,000	1,000	100	100
Niobium Brazil Importacao e Exportacao Ltda.	Brazil	50,000	50,000	100	100
Ionic Clays Brazil Ltda	Brazil	1,000	1,000	100	Nil

20	Financial risk management

This note presents information about the Group’s exposure to the financial risks, its objectives, policies and procedures for measuring and managing risks, and the management of capital.

The Group’s financial instruments consist mainly of cash, trade and other payables and loans from related party. The Group does not speculate in the trading of derivative instruments.

A summary of the Group’s financial assets and liabilities at amortized cost is shown below:

	2026 USD	2025 USD
Financial assets measured at amortized cost
Amounts due from related parties	50,777	-
Cash	9,303	296
	60,080	296

Financial liabilities measured at amortized cost - non-interest bearing
Trade and other payables	(679,794)	(58,174)
Amounts due to related parties	(371,050)	(350,900)
Loans from related party	(2,877,995)	(2,451,325)
	(3,928,839)	(2,860,399)

F-19

IMC Rare Earths Ltd

Notes to the consolidated financial statements

March 31, 2026 and 2025

20.1 Liquidity risk

Liquidity risk arises from the possibility that the Group might encounter difficulty in settling its debts or otherwise meeting its obligations related to financial liabilities.

The Group monitors its cash position on a regular basis and manages cash to finance the Group’s operations. The Group has been primarily financed via the proceeds from shareholder loans and equity subscriptions.

20.2 Market risk

The Group’s activities expose it to a variety of market risks: foreign currency risk and interest rate risk. The Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Group’s financial performance.

The risks are minimized by the financial management policies and practices described below.

(i)	Foreign currency risk

The Group operates primarily in USD and Brazilian Real. The material balance sheet items are denominated in USD and as such no sensitivity analysis on the impact of foreign exchange movements has been performed. The Group has no material exposure to foreign exchange risk.

(ii)	Interest rate risk

The Group has minimal interest rate risk because there are no significant borrowings at variable interest rates. The Group currently does not have an interest rate hedging policy. However, the management monitors interest rate exposure and will consider other necessary actions when significant interest rate exposure is anticipated.

20.3 Credit risk

With respect to the Group’s deposits with banks, the group limits its exposure to credit risk by placing deposits with financial institutions with high credit ratings and no recent history of default. Given the high credit ratings of the current banks, management does not expect it to fail to meet its obligations. Management will continue to monitor the position and will take appropriate action if their ratings are changed. At March 31, 2026, the Group had deposits with two banks.

20.4 Fair value measurement

Marketable securities are categorized within Level 1 of the fair value hierarchy under IFRS 13, as their fair values are determined using quoted prices in active markets for identical assets, specifically the net asset values published by the fund providers. No valuation techniques or significant unobservable inputs were required, as the investments are in widely traded, high-liquidity funds with observable market prices.

For fair value measurement of warrant liability and royalty option liability, please refer to note 12 and 18.4, respectively.

There were no transfers between fair value hierarchy levels during the reporting period.

21 Subsequent events

Apart from those disclosed below, no other subsequent events requiring adjustment or disclosure have occurred up to the date these consolidated financial statements were issued.

On May 8, 2026, the Company amended the SJP Warrant Agreement dated December 1, 2025, with SJP to clarify that the warrants, if exercised in full, shall convert into such number of ordinary shares representing 15% of the fully diluted ordinary shares of the Company outstanding immediately prior to exercise, instead of issued ordinary share capital of the Company outstanding immediately prior to the exercise. This amendment replaces the prior clause and has no effect on the consolidated financial statements for the year ended March 31, 2026.
On May 12, 2026, the authorized share capital of the Company increased from US$50,000 divided into 500,000,000 shares of US$0.0001 par value each to US$200,000 divided into 2,000,000,000 shares of US$0.0001 each and bonus shares are issued at par value in the ratio of 100,000 bonus shares to one existing share. The number of outstanding ordinary shares after the bonus issue was 101,100,000.

On May 15, 2026, the Company entered into an amended warrant agreement with Americas Rare Earths Holdings Ltd (“Americas Holdings”), the parent company of Havilah, to issue Americas Holdings warrants exercisable from grant date through the five-year anniversary of the IPO of the Company, representing in aggregate 20% of the Company’s fully diluted equity immediately prior to the IPO, structured in four equal 5% tranches with exercise prices equivalent to the IPO offering price plus a 10%, 20%, 30% or 40% premium per ordinary share, respectively. Up to the date of these consolidated financial statements, no warrants have been issued and accordingly, no accounting treatment is required.

F-20

Ordinary Shares

PRELIMINARY PROSPECTUS

, 2026

Through and including        ,          (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the U.S. Securities and Exchange Commission is declared effective. This preliminary prospectus is not an offer to sell, nor does it seek an offer to buy, these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED                , 2026

PRELIMINARY PROSPECTUS

Ordinary Shares

This Resale Prospectus relates to the resale of                ordinary shares, par value $0.0001 (the “ordinary shares”) held by our existing shareholder, St. James Place Limited (the “Resale Shareholder”). We will not receive any of the proceeds from the sale of ordinary shares by the Resale Shareholder.

Currently, no public market exists for the ordinary shares. We currently expect the public offering price for our ordinary shares to be between $         and $       per ordinary share.

We intend to apply to list our ordinary shares on the NYSE American (the “NYSE American”) under the symbol “IMC”. This offering will not proceed unless our ordinary shares are accepted for listing on the NYSE American.

The ordinary shares registered for resale as part of this Resale Prospectus, once registered, will constitute a considerable percentage of our public float. The sales of a substantial number of registered shares could result in a significant decline in the public trading price of our ordinary shares and could impair our ability to raise capital through the sale or issuance of additional ordinary shares. We are unable to predict the effect that such sales may have on the prevailing market price of our ordinary shares. Despite any potential decline in the public trading price of our ordinary shares, the Resale Shareholder may still experience a positive rate of return on its ordinary shares due to the lower price that it acquired the ordinary shares for compared to other public investors, and may be incentivized to sell its ordinary shares when others are not. See “Risk Factors—Risks Related to Investing in Our Ordinary Shares—Future sales of ordinary shares by existing shareholders, including sales pursuant to the Resale Prospectus, may adversely affect the market price of our ordinary shares.”

We are an “emerging growth company” and a “foreign private issuer” as defined under the U.S. federal securities laws and, as such, have elected to comply with certain reduced public company reporting requirements for this prospectus and may elect to do so in future filings. Upon completion of the IPO, Francesco Scolaro, our Chief Executive Officer and Chair, and entities affiliated with Mr. Scolaro will control approximately 58.2% of the voting power of our outstanding ordinary shares. As a result, we are considered a “controlled company” within the meaning of the corporate governance standards of the NYSE American. Under these rules, we may elect not to comply with certain corporate governance requirements applicable to most companies listed on the NYSE American. In such case, you will not have the same protections afforded to shareholders of companies that are subject to all of these corporate governance requirements. See “Management—Controlled Company Status” and “Risk Factors—Risks Related to Being a Public Company—We are currently a “controlled company” and, as a result, qualify for and could rely on exemptions from certain corporate governance requirements.”

Investing in our ordinary shares involves risks. See the “Risk Factors” section beginning on page 15 of the Public Offering Prospectus.

Neither the U.S. Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Resale Prospectus is              , 2026.

THE OFFERING

Ordinary shares offered by the Resale Shareholder	ordinary shares.

Ordinary shares outstanding after this Offering	ordinary shares, assuming the issuance and sales of ordinary shares pursuant to the Public Offering Prospectus filed together with this Resale Prospectus.

Use of proceeds	We will not receive any proceeds from the sale of ordinary shares held by the Resale Shareholder.

Risk factors	Investment in the ordinary shares involves a high degree of risk. See the “Risk Factors” section beginning on page 15 of the Public Offering Prospectus for a discussion of factors and uncertainties that you should consider in evaluating an investment in our securities.

Listing	We intend to apply to list our ordinary shares on the NYSE American under the symbol “IMC”.

Terms of this Offering	The Resale Shareholder will determine when and how it will sell the ordinary shares offered in this Resale Prospectus.

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USE OF PROCEEDS

The Resale Shareholder will receive all of the proceeds from any sales of ordinary shares offered hereby. In addition, the underwriters of the IPO will not receive any compensation from the sale of the ordinary shares offered hereby. However, we will incur expenses in connection with the registration of our ordinary shares offered hereby.

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THE RESALE SHAREHOLDERS

This Resale Prospectus relates to the offering for resale of                      ordinary shares by Resale Shareholder. This Resale Prospectus and any prospectus supplement will only permit the Resale Shareholder to sell the number of ordinary shares identified in the column “Ordinary Shares Offered Hereby.” The ordinary shares issued to the Resale Shareholder are “restricted” securities under applicable U.S. federal and state securities laws and are being registered to provide the Resale Shareholder the opportunity to resell those ordinary shares from time to time.

The following table sets forth the name of the Resale Shareholder, the number of ordinary shares owned by the Resale Shareholder immediately prior to the date of this Resale Prospectus and the number of ordinary shares to be offered by the Resale Shareholder pursuant to this Resale Prospectus. The table also provides information regarding the beneficial ownership of our ordinary shares by the Resale Shareholder as adjusted to reflect the assumed sale of all of the ordinary shares offered under this Resale Prospectus.

	Shares Beneficially Owned prior to this Offering(1)			Shares Beneficially Owned after this Offering(1)
Name of Resale Shareholder	Ordinary shares	% of Ordinary shares	Ordinary Shares Offered Hereby	Ordinary Shares	% of Ordinary shares
St. James Place Limited(2)	32,236,878	16.1%	6,100,000	26,136,878	13.04%
Total	32,236,878	16.1%	6,100,000	26,136,878	13.04%

(1)	Beneficial ownership is determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). A person is deemed to be the beneficial owner of any ordinary shares if that person has or shares voting power or investment power with respect to those shares or has the right to acquire beneficial ownership at any time within 60 days.
(2)	St. James Place Limited (“SJP”), whose ultimate beneficiary is Sarah Henderson, who holds voting and dispositive power over the ordinary shares owned by SJP. The “Shares Beneficially Owned after this Offering” includes the SJP Warrants granted to SJP. The business address of SJP is Sussex House, Suite 200, 128 Elgin Avenue, George Town, Grand Cayman KY1-1206, Cayman Islands.

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PLAN OF DISTRIBUTION

The Resale Shareholder and any of its pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their respective ordinary shares covered hereby on the NYSE American or any other stock exchange, market or trading facility on which the ordinary shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The Resale Shareholder may use any one or more of the following methods when selling their ordinary shares:

●	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;
●	block trades in which the broker-dealer will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;
●	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;
●	an exchange distribution in accordance with the rules of the applicable exchange;
●	privately negotiated transactions;
●	settlement of short sales;
●	in transactions through broker-dealers that agree with the Resale Shareholder to sell a specified number of such securities at a stipulated price per security;
●	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;
●	a combination of any such methods of sale; or
●	any other method permitted pursuant to applicable law.

The Resale Shareholder may also sell its ordinary shares under Rule 144 or any other exemption from registration under the Securities Act of 1933, as amended (the “Securities Act”), if available, rather than under this Resale Prospectus.

Broker-dealers engaged by the Resale Shareholder may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the Resale Shareholder (or, if any broker-dealer acts as agent for the purchaser of securities, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with FINRA Rule 2121; and in the case of a principal transaction a markup or markdown in compliance with FINRA Rule 2121.

In connection with the sale of the ordinary shares or interests therein, the Resale Shareholder may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the ordinary shares in the course of hedging the positions they assume. The Resale Shareholder may also sell ordinary shares short and deliver these shares to close out their short positions, or loan or pledge the ordinary shares to broker-dealers that in turn may sell these ordinary shares. The Resale Shareholder may also enter into option or other transactions with broker-dealers or other financial institutions or create one or more derivative securities which require the delivery to such broker-dealer or other financial institution of ordinary shares offered by this Resale Prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this Resale Prospectus (as supplemented or amended to reflect such transaction).

The Resale Shareholder and any broker-dealers or agents that are involved in selling the ordinary shares may be deemed to be an “underwriter” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the ordinary shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. The Resale Shareholder has informed us that it does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the ordinary shares.

We are required to pay certain fees and expenses incurred by us incident to the registration of the ordinary shares under this Resale Prospectus.

We agreed to keep this Resale Prospectus effective until the earlier of (i) the date on which the ordinary shares may be resold by the Resale Shareholder without registration and without regard to any volume or manner-of-sale limitations by reason of Rule 144, without the requirement for us to be in compliance with the current public information under Rule 144 under the Securities Act or any other rule of similar effect; or (ii) the date on which all of the ordinary shares held by the Resale Shareholder have been sold pursuant to this Resale Prospectus or Rule 144 under the Securities Act or any other rule of similar effect. The ordinary shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the ordinary shares covered hereby may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the ordinary shares may not simultaneously engage in market making activities with respect to the ordinary shares for the applicable restricted period, as defined in Regulation M, prior to the commencement of the distribution. In addition, the Resale Shareholder will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of the ordinary shares by the Resale Shareholder or any other person. We will make copies of this Resale Prospectus available to the Resale Shareholder and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale (including by compliance with Rule 172 under the Securities Act).

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LEGAL MATTERS

The validity of the ordinary shares and other certain matters as to Cayman Islands law has been passed upon for us by Ogier. Certain matters of U.S. federal and New York State law will be passed upon for us by Gibson, Dunn & Crutcher LLP, New York, New York.

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Ordinary Shares to be sold by the Resale Shareholder

RESALE PROSPECTUS

The date of this Resale Prospectus is               , 2026

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6. Indemnification of Directors and Officers.

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against the consequences of committing a crime, or against the indemnified person’s own fraud, dishonesty, willful default or willful neglect. Our Amended and Restated Memorandum and Articles provide to the extent permitted by Cayman Islands law, we shall indemnify each existing or former secretary, director (including alternate director), and any of our other officers (including an investment adviser or an administrator or liquidator) and their personal representatives against: (a) all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by the existing or former director (including alternate director), secretary or officer in or about the conduct of our business or affairs or in the execution or discharge of the existing or former director (including alternate director), secretary’s or officer’s duties, powers, authorities or discretions; and (b) without limitation to paragraph (a) above, all costs, expenses, losses or liabilities incurred by the existing or former director (including alternate director), secretary or officer in defending (whether successfully or otherwise) any civil, criminal, administrative or investigative proceedings (whether threatened, pending or completed) concerning us or our affairs in any court or tribunal, whether in the Cayman Islands or elsewhere. No such existing or former director (including alternate director), secretary or officer, however, shall be indemnified in respect of any matter arising out of his own dishonesty, fraud, willful default or willful neglect.

To the extent permitted by the Companies Act, we may make a payment, or agree to make a payment, whether by way of advance, loan or otherwise, for any legal costs incurred by an existing or former director (including alternate director), secretary or any of our officers in respect of any matter identified in above on condition that the director (including alternate director), secretary or officer must repay the amount paid by us to the extent that it is ultimately found not liable to indemnify the director (including alternate director), the secretary or that officer for those legal costs. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

The proposed form of the underwriting agreement, filed as Exhibit 1.1 to this registration statement, will provide for indemnification of the registrant and its officers and directors for certain liabilities arising under the Securities Act, or otherwise.

Item 7. Recent Sales of Unregistered Securities.

On September 19, 2025, Francesco Scolaro incorporated IMC Rare Earths Ltd in the Cayman Islands and acquired 100% of our ordinary shares for nominal consideration.

On November 11, 2025, we entered into a subscription agreement with St. James Place Limited (“SJP”) that provided for it to acquire 1% of our issued share capital for an aggregate purchase price of $5 million. The subscription was completed on December 1, 2025 and 11 ordinary shares were issued to SJP.

On December 1, 2025, we entered into a warrant agreement with SJP, pursuant to which we granted SJP 5,000,000 warrants exercisable at $15 per share (up to $75 million total) at any time from December 1, 2025 through December 1, 2028. If fully exercised, the warrants convert into ordinary shares representing 15% of the Company’s fully diluted equity (pro rata for partial exercise), with shares ranking pari passu with existing equity. The warrants are freely transferable (subject to customary mechanics) and include anti-dilution protection through adjustments for share splits, consolidations, and similar events. In a change of control, all unexercised warrants automatically convert into shares on a cashless basis, while in a liquidation the holder can elect to be treated as if exercised.

Upon the successful completion of this offering, we will grant Americas Rare Earths Holdings Ltd (“Americas Holdings”), the parent company of Mineradora Havilah Importação e Exportação Ltda., warrants exercisable from grant through the five-year anniversary of this offering, representing in aggregate 20% of our fully diluted equity immediately prior to the offering, structured in four equal 5% tranches with exercise prices equivalent to the IPO offering price plus a 10%, 20%, 30% or 40% premium per ordinary share, respectively. The warrants are freely exercisable in whole or part (minimum thresholds apply), may be settled in cash or on a cashless basis, and the underlying shares rank pari passu with existing shares. Americas Holdings receives anti-dilution protection for share adjustments, as well as significant registration rights (four demand registrations and unlimited piggyback rights for five years after the completion of this offering at our expense). In a liquidation, the holder can elect to be treated as if exercised, and we must maintain sufficient authorized shares and facilitate participation in takeover offers.

II-1

Item 8. Exhibits and Financial Statement Schedules.

(a) The following exhibits are included or incorporated by reference in this registration statement on Form F-1:

Exhibit Number	Exhibit Title
1.1*	Form of Underwriting Agreement
1.2#	Loan Agreement, dated January 23, 2024, by and between IMC Rare Earths Ltd and Francesco Scolaro
1.3#	Amendment to Loan Agreement, dated October 1, 2025, by and between IMC Rare Earths Ltd and Francesco Scolaro
1.4#	Amendment to Loan Agreement, dated January 28, 2026, by and between IMC Rare Earths Ltd and Francesco Scolaro
1.5	Amendment to Loan Agreement, dated April 9, 2026, by and between IMC Rare Earths Ltd and Francesco Scolaro
1.6	Warrant Agreement, dated December 1, 2025, by and between IMC Rare Earths Ltd and St. James Place Limited
1.7#	Form of Warrant Agreement, to be entered into by and between IMC Rare Earths Ltd and Rhino Mining Ltd and International Mining Corporation Ltd
1.8	Warrant Agreement, dated May 15, 2026, by and between IMC Rare Earths Ltd and Americas Rare Earths Holdings Ltd
3.1*	Memorandum and Articles of Association
5.1*	Opinion of Ogier
10.1†*	Equity Incentive Plan
10.2†*	Form of Option Grant Notice and Agreement under the Equity Incentive Plan
10.3#	Employment Agreement, dated March 13, 2026, between IMC Rare Earths Ltd and Francesco Scolaro
21.1	List of Significant Subsidiaries
23.1*	Consent of Ogier (included in Exhibit 5.1)
23.2*	Consent of UHY LLP independent registered public accounting firm
23.3*	Consent of ERM Australia Consultants Pty Ltd as Qualified Person
24.1*	Power of Attorney (included on signature page)
96.1	Technical Report Summary of the Itarantim Project
99.1#	Consent of Dr. Peter Roy Siegfried to be named as a director nominee.
99.2#	Consent of Dr. Stanley Veliotis to be named as a director nominee.
107*	Filing Fee Table

*	To be provided by amendment.
#	Previously filed.
†	Indicates a compensatory plan or arrangement.

(b) See the Index to the consolidated financial statements on page F-1 for a list of the financial statements included in this registration statement. All schedules not identified above have been omitted because they are not required, are inapplicable or the information is included in the consolidated financial statements or notes contained in this registration statement.

II-2

(b) Financial Statement Schedules.

All schedules have been omitted because they are not required, are not applicable or the information is otherwise set forth in the financial statements or notes thereto.

Item 9. Undertakings.

The undersigned hereby undertakes:

(a) The undersigned registrant hereby undertakes to provide to the underwriters, at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(c) The undersigned registrant hereby undertakes that:

1. For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

2. For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing this Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Cayman Islands on              , 2026.

IMC Rare Earths Ltd

Name:
Title:

KNOW ALL BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and           appoints and          , and each of them, his or her true and lawful agent, proxy and attorney-in-fact, with full power of substitution and resubstitution, for and in his or her name, place and stead, in any and all capacities, to (1) act on, sign and file with the U.S. Securities and Exchange Commission any and all amendments (including post-effective amendments) to this registration statement together with all schedules and exhibits thereto and any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, together with all schedules and exhibits thereto, (2) act on, sign and file such certificates, instruments, agreements and other documents as may be necessary or appropriate in connection therewith, (3) act on and file any supplement to any prospectus included in this registration statement or any such amendment or any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and (4) take any and all actions which may be necessary or appropriate to be done, as fully for all intents and purposes as he or she might or could do in person, hereby approving, ratifying and confirming all that such agent, proxy and attorney-in-fact or any of his or her substitutes may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the date indicated.

Signature	Title	Date

	Chief Executive Officer and Director	, 2026
(Principal Executive Officer)

	Chief Financial Officer	, 2026
(Principal Accounting Officer and Principal Financial Officer)

	Director	, 2026

	Director	, 2026

	Director	, 2026

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SIGNATURE OF AUTHORIZED REPRESENTATIVE

Pursuant to the requirements of the Securities Act of 1933, as amended, the undersigned has signed this registration statement, solely in its capacity as the duly authorized representative in the United States of IMC Rare Earths Ltd, on          , 2026.

IMC Rare Earths Ltd

By:
Name:
Title:	Authorized Representative

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